   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 30, 1996

                                                   REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933
                             ---------------------
                          AMERICAN EXPLORATION COMPANY
             (Exact name of registrant as specified in its charter)

            DELAWARE                            1311                            74-2086890
  (State or other jurisdiction      (Primary Standard Industrial             (I.R.S. Employer
of incorporation or organization)     Classification Code Number)         Identification Number)

                             1331 LAMAR, SUITE 900
                           HOUSTON, TEXAS 77010-3088
                                 (713) 756-6000
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 JOHN M. HOGAN
               SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                          AMERICAN EXPLORATION COMPANY
                             1331 LAMAR, SUITE 900
                           HOUSTON, TEXAS 77010-3088
                                 (713) 756-6000
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                             ---------------------
                                   Copies to:

                  JOE S. POFF                                      JOHN F. WOMBWELL
             BAKER & BOTTS, L.L.P.                              ANDREWS & KURTH L.L.P.
                ONE SHELL PLAZA                               4200 TEXAS COMMERCE TOWER
             HOUSTON, TEXAS 77002                                HOUSTON, TEXAS 77002
                (713) 229-1410                                      (713) 220-4200

                             ---------------------
    Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

- -----------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------
                                                               Proposed    Proposed maximum
                                                               maximum        aggregate
Title of each class of                       Amount to be   offering price     offering       Amount of
securities to be registered                 registered(1)    per share(1)    price(2)(3)   registration fee
- -----------------------------------------------------------------------------------------------------------
Common Stock, par value $0.05 per share....        --             --         $42,262,500       $14,574
- -----------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------

(1) In accordance with Rule 457(o) under the Securities Act, the number of shares being registered and the proposed maximum offering price per share are not included in this table.

(2) Estimated in accordance with Rule 457(c) under the Securities Act solely for the purpose of calculating the registration fee and based upon the average of the high and low prices ($12 1/4) reported on the American Stock Exchange on September 26, 1996.

(3) Includes shares of Common Stock issuable upon exercise of the Underwriters' over-allotment option.
                             ---------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES
AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE
A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME
EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING
PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

               SUBJECT TO COMPLETION -- DATED SEPTEMBER 30, 1996
PROSPECTUS
- --------------------------------------------------------------------------------

                                3,000,000 Shares

[LOGO]
                          AMERICAN EXPLORATION COMPANY

                                  Common Stock
- --------------------------------------------------------------------------------

All of the shares of common stock, par value $.05 per share (the "Common Stock"), offered hereby are being sold by American Exploration Company, a Delaware corporation ("American Exploration" or the "Company").

The Common Stock is listed on the American Stock Exchange Inc. (the "AMEX") under the symbol "AX." On September 26, 1996, the last reported sales price of the Common Stock on the AMEX was $12 1/4 per share. See "Price Range of Common Stock and Dividend Policy."

SEE "RISK FACTORS" ON PAGES 10 TO 13 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

- --------------------------------------------------------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                 PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------
                                                           Underwriting
                                        Price to           Discounts and         Proceeds to
                                         Public           Commissions(1)         Company(2)
- -------------------------------------------------------------------------------------------------
Per Share.........................           $                   $                    $
- -------------------------------------------------------------------------------------------------
Total(3)..........................           $                   $                    $
- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated to be
    $          .

(3) The Company has granted the several Underwriters a 30-day over-allotment option to purchase up to 450,000 additional shares of Common Stock on the same terms and conditions set forth above. If all such additional shares are purchased by the Underwriters, the total Price to Public will be
    $          , the total Underwriting Discounts and Commissions will be
    $          and the total Proceeds to Company will be $          . See
    "Underwriting."

- --------------------------------------------------------------------------------

The shares of Common Stock are offered by the several Underwriters, subject to delivery by the Company and acceptance by the Underwriters, to prior sale and to withdrawal, cancellation or modification of the offer without notice. Delivery of the shares to the Underwriters is expected to be made at the office of Prudential Securities Incorporated, One New York Plaza, New York, New York, on
or about             , 1996.

PRUDENTIAL SECURITIES INCORPORATED
                            DILLON, READ & CO. INC.
                                                       A.G. EDWARDS & SONS, INC.

          , 1996

               [MAP SHOWING CERTAIN FIELDS AND 3-D SURVEYS WITHIN
            AMERICAN EXPLORATION COMPANY'S PRIMARY OPERATING AREAS]

                             ---------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE AMEX, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the detailed information, financial statements, including the notes thereto, and other data set forth elsewhere in this Prospectus. Unless the context indicates otherwise,
(i) "American Exploration" or the "Company" refers to American Exploration Company, a Delaware corporation, and its consolidated subsidiaries, (ii) all information in this Prospectus has been adjusted to reflect the one-for-ten reverse split of the Common Stock effected in June 1995 and (iii) all information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. The pro forma information presented in this Prospectus gives effect to the acquisition by the Company of certain properties in March and September 1996 (the "March 1996 Acquisition" and "September 1996 Acquisition," respectively), the proposed sales of certain properties in connection with the liquidation of oil and gas partnerships for which the Company acts as a co-general partner (the "NYLOG Programs") and of certain related properties (collectively, the "1996 Sales") and the application of the net proceeds of the offering made by this Prospectus (the "Offering"). See "--Recent Developments," "Capitalization" and the Notes to the Pro Forma Condensed Consolidated Financial Statements included elsewhere herein.

     For definitions of certain oil and gas terms used in this Prospectus, see "Glossary of Certain Oil and Gas Terms."

                                  THE COMPANY

     American Exploration is an independent company engaged in the exploration, development, acquisition and production of oil and natural gas. The Company's operations are conducted in the United States with exploration, development and acquisition activities primarily concentrated in the Gulf of Mexico, South Texas and the Smackover Trend in southwestern Arkansas.

     On a pro forma basis as of June 30, 1996, the Company's proved reserves totaled 13 MMBbls of oil and 145 Bcf of natural gas, or an aggregate of 37 MMBOE, with an SEC-10 Value of $226 million. Approximately 70% of these reserves are developed, and approximately 62% are attributable to properties operated by the Company. The Company also holds in excess of 200,000 net acres of undeveloped properties and owns approximately 1,300 square miles of 3-D seismic data and 79,000 linear miles of 2-D seismic data. On a pro forma basis, the Company's net production for the month of August 1996 averaged 5,100 Bbls of oil and 78,500 Mcf of natural gas per day, representing a 26% increase over average daily BOE production for the second quarter of 1996.

     Over the past four years, the Company has implemented a series of steps that have resulted in a significant improvement in its oil and gas operating and exploration capabilities, overhead and production costs, financial position and cash operating margins. These steps include (i) hiring experienced personnel in key management and operating positions, (ii) focusing exploration and development activities in areas in which the Company has competitive advantages,
(iii) acquiring properties held by certain institutional oil and gas partnerships formed by the Company in the 1980s and (iv) disposing of over 250 properties, including the sale of the Company's interest in the Sawyer Field in West Texas for $64 million in July 1995. Largely as a result of these steps, the Company's operating margin has increased from $2.72 per BOE for the year ended December 31, 1992 to $5.71 per BOE for the six months ended June 30, 1996. In addition, the Company's ratio of total debt to total capitalization has decreased from 60% at December 31, 1992 to 40% at June 30, 1996.

                               BUSINESS STRATEGY

     American Exploration's strategy is to increase per share reserves, production, cash flow and earnings through exploration, development and selective acquisitions within its core operating areas. The Company's strategy is designed to capitalize on its competitive strengths, including the experience and technical expertise of its operating personnel, a substantial seismic data base and a concentration of developed and undeveloped acreage in its core operating areas. The principal features of this strategy follow.

     GEOGRAPHIC FOCUS. The Company's exploration, development and acquisition activities are primarily focused in the Gulf of Mexico (with an emphasis on the Texas State Waters area), South Texas (with an emphasis on the Wilcox Trend) and the Smackover Trend in southwestern Arkansas. The Company believes that by focusing its operations, it can achieve cost efficiencies and enhance its ability to add new reserves. For 1996, over 90% of the Company's exploration and development budget and all of its acquisition activities have been concentrated in its core operating areas. The Company is also in the process of divesting certain properties which are not consistent with its geographic focus (see
"-- Recent Developments") and is reviewing the feasibility of divesting various additional non-strategic properties.

     ACTIVE DRILLING PROGRAM. The Company is engaged in an active drilling program and attempts to maintain a project portfolio consisting of both high risk, high potential exploration prospects and lower risk development projects. The Company's exploration activities are generally concentrated in areas where in-house geological knowledge and 2-D seismic data can be used to identify prospect leads. The Company then attempts to establish large lease positions and generally initiates or acquires 3-D seismic data to confirm prospects prior to drilling. The Company typically shares the risks associated with its exploration prospects with industry partners. In addition to internally generated exploration prospects, the Company selectively participates in exploration prospects initiated by other oil and gas companies. For 1996, the Company has budgeted approximately $40 million for exploration and development and intends to drill approximately 40 exploratory wells and 45 development wells. During the first six months of 1996, the Company spent approximately $12 million on exploration and drilled 12 gross (5.5 net) wells, 42% of which were successfully completed. During the same period, the Company spent approximately $9 million on development and drilled 22 gross (10.3 net) wells, 86% of which were successfully completed.

     SELECTIVE ACQUISITIONS. The Company's acquisition strategy is to acquire producing properties within its core operating areas that enhance its competitive position, offer economies of scale and provide further development and/or exploration potential. The Company seeks to acquire properties in which it can obtain a significant ownership percentage and become the operator. Through September 1996, the Company has invested $53 million, net of interests being sold to a third party, to acquire interests in seven Gulf of Mexico fields, four of which are operated by the Company. See "-- Recent Developments" below and the Pro Forma Condensed Consolidated Financial Statements.

     ADVANCED TECHNICAL CAPABILITIES. The Company makes extensive use of advanced technologies, most notably 3-D seismic, computer-aided exploration and specialized drilling applications such as short radius horizontal wells, to better delineate or produce oil and gas reserves. The Company's experienced staff of geologists and geophysicists perform all interpretation and seismic mapping on in-house 3-D seismic workstations.

     FINANCIAL FLEXIBILITY. The Company is committed to maintaining financial flexibility in order to pursue its existing exploration and development projects and to take advantage of future opportunities. The Company has taken a number of steps over the past few years to reduce debt and improve its liquidity and financial flexibility. As a result, the Company's ratio of total debt to EBITDA (see Note 4 to "-- Summary Financial Data") for the prior twelve months decreased from 5.2 at December 31, 1992 to 1.9 at June 30, 1996. The Company intends to use the net proceeds from the Offering to reduce its outstanding bank debt. After giving effect to the proceeds from the Offering, the Company's pro forma ratio of total debt to total capitalization as of June 30, 1996 will be 31%. See "Use of Proceeds," "Capitalization" and the Pro Forma Condensed Consolidated Financial Statements.

                              RECENT DEVELOPMENTS

     SEPTEMBER 1996 ACQUISITION. On September 27, 1996, the Company acquired interests in two blocks in the Gulf of Mexico, High Island Block 116 and East Cameron Block 328 (the "Zilkha II Properties"), for a purchase price of $39 million, net of interests being sold to a third party. The acquisition was funded through borrowings under the Company's revolving bank credit agreement (the "Credit Agreement"). The acquired properties added estimated proved reserves as of the date of acquisition totaling 3.6 MMBbls of oil and 16.9 Bcf of natural gas. In August 1996, production from the acquired interests was approximately 700 Bbls of oil and 17,300 Mcf of natural gas per day. The Company plans to initiate a multi-well development drilling program on East Cameron Block 328 before year-end 1996 and believes that both blocks have additional unproved reserve potential through higher primary reserve recovery and additional drilling.

     MARCH 1996 ACQUISITION. On March 15, 1996, the Company and a subsidiary of Dominion Resources, Inc. acquired interests in five offshore blocks in the Gulf of Mexico for a purchase price of approximately $56 million. The Company's $14 million (25%) share of the March 1996 Acquisition was funded through borrowings under the Credit Agreement. The acquired properties (the "Zilkha I Properties") added estimated proved reserves as of the date of acquisition totaling 600 MBbls of oil and 11.3 Bcf of natural gas, net to the Company's interest. Three of the acquired properties, High Island Block 45, South Marsh Island Block 133 and East Cameron Block 129, which together represent substantially all of the proved reserve value, are operated by the Company. In August 1996, the acquired properties produced an average of 550 Bbls of oil and 5,400 Mcf of natural gas per day, net to the Company's interest. During the third quarter of 1996, the Company completed the installation of production facilities on South Marsh Island Block 133 and a development well on East Cameron Block 129. The Company believes that the acquired properties have additional reserve potential through higher primary reserve recovery and the installation of gas compression.

     PROPOSED 1996 SALES. The Company is in the process of selling interests in approximately 70 properties, including those properties owned by the NYLOG Programs. Proved reserves and production attributable to these properties have not been included in the pro forma amounts set forth in this Prospectus. The Company intends to use the estimated $8.6 million proceeds from the proposed sales to reduce amounts outstanding under the Credit Agreement. The Company believes that these sales, which are expected to be completed by year-end 1996, will provide additional operating efficiencies.

                            PRIMARY OPERATING AREAS

     GULF OF MEXICO. The Gulf of Mexico is the Company's most significant area of exploration, development and acquisition activity and represents approximately 60% of the Company's 1996 exploration and development budget. On a pro forma basis, approximately 40% of total oil and gas production during August 1996 and approximately 28% of the Company's total proved reserves at June 30, 1996 were attributable to properties in the Gulf of Mexico. As of September 27, 1996, the Company held working interests in 38 offshore blocks covering 76,515 gross (28,788 net) undeveloped acres.

     The Company's principal offshore exploration and development focus is the Texas State Waters area. Beginning with a successful re-development program that increased Brazos 440 Field gross production from 5,000 Mcf of natural gas per day in March 1994 to over 25,000 Mcf of natural gas per day in December 1994, the Company has developed a large area-wide project in which it holds 29,300 gross (18,200 net) acres. In 1995, the Company participated in a 400 square mile 3-D survey covering the Brazos area and has confirmed a number of prospect leads previously identified using 2-D seismic data. Since January 1, 1994, the Company has drilled five wells on its Brazos acreage, three of which were successful, and is currently drilling a sixth well. The Company intends to further expand its Texas State Waters acreage and participate in additional 3-D seismic surveys.

     SOUTH TEXAS. Approximately 30% of the Company's 1996 exploration and development budget is allocated to its South Texas operating area. On a pro forma basis, South Texas represented approximately 11% of total oil and natural gas production during August 1996 and approximately 7% of the Company's total proved reserves at June 30, 1996.

     American Exploration's principal exploration focus in South Texas is the Yoakum Gorge project, located in Lavaca County, where the Company controls over 55,000 acres, holds a 52.5% working interest and is nearing completion of a 152-square-mile proprietary 3-D survey. The initial phase of the 3-D data has confirmed over 20 prospects in the shallow Frio and Yegua formations as well as the deeper Upper and Lower Wilcox formations. The Company plans to commence drilling 18 of these prospects in the fourth quarter of 1996.

     SMACKOVER TREND. American Exploration's operations in the Smackover Trend of southwestern Arkansas are focused primarily in the Midway and Buckner Fields, both of which are operated by the Company. The Company's ongoing strategy in this area is to capitalize on the horizontal drilling expertise it has developed in exploiting the Midway Field by applying this technology to other Smackover Fields. In 1995, the Company acquired various interests in the Buckner Field, which is located approximately 11 miles from Midway. The Buckner Field, which is geologically similar to Midway, has never been unitized and waterflooded. The Company is currently working to unitize the field and plans to initiate a horizontal drilling and waterflood project in 1997.

     OTHER OPERATING AREAS. The Company's most significant properties outside of its primary operating areas are the Bowdoin Field located in Montana, the Bradshaw Field located near the Hugoton Field in Kansas and the Henderson Canyon Field located in West Texas. During the first six months of 1996, the Company completed 11 gross (9 net) development wells in the Bradshaw Field and increased net gas production by 60% from an average of approximately 8,000 Mcf per day in January 1996 to approximately 12,750 Mcf per day in August 1996. In addition, the Company has a large number of development locations in the Bowdoin Field that it intends to drill as necessary to maintain production capacity at current levels.

                                  THE OFFERING

Common Stock Offered........................................  3,000,000 shares
Common Stock to be Outstanding after the Offering (a).......  14,807,741 shares
Use of Proceeds.............................................  To reduce amounts outstanding under the Credit Agreement.
                                                              See "Use of Proceeds."
AMEX Symbol.................................................  AX

- ---------------

(a) Excludes (i) up to approximately 1.8 million shares issuable upon conversion of the Company's $450 Cumulative Convertible Preferred Stock, Series C, par value $1.00 per share (the "Convertible Preferred Stock"), at a conversion price of $15.00 per share, subject to adjustment in certain circumstances,
    (ii) approximately 1.1 million shares issuable upon exercise of stock options outstanding at September 23, 1996 at prices ranging from $11.50 to $40.00 per share at a weighted average exercise price of $13.24 per share and (iii) approximately 1.5 million shares issuable upon exercise of warrants outstanding at September 23, 1996 at a weighted average exercise price of $16.94 per share.

                             SUMMARY FINANCIAL DATA

     The following table sets forth certain summary historical and pro forma financial data for the Company. The historical financial data was derived from the consolidated financial statements of the Company. The pro forma summary of operations data gives effect to the March 1996 Acquisition, the September 1996 Acquisition, the 1996 Sales and the application of the net proceeds from the Offering as if such transactions had occurred on January 1, 1995. The pro forma balance sheet data gives effect to the September 1996 Acquisition, the 1996 Sales and the application of the net proceeds from the Offering as if such transactions had occurred on June 30, 1996. The pro forma data does not include results from the High Island 116 well acquired in the September 1996 Acquisition because the well did not produce during the applicable periods. The well commenced production in August 1996 at a net production rate of 300 Bbls of oil per day and 17,300 Mcf of natural gas per day. The data in the following table should be read in conjunction with Pro Forma Condensed Consolidated Financial Statements, Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and related Notes thereto appearing elsewhere herein.

                                                                                                                 PRO FORMA
                                                                               PRO FORMA                         ----------
                                                                               ----------    SIX MONTHS ENDED    SIX MONTHS
                                               YEAR ENDED DECEMBER 31,         YEAR ENDED        JUNE 30,          ENDED
                                           --------------------------------   DECEMBER 31,   -----------------    JUNE 30,
                                           1993(1)    1994(2)    1995(2)(3)       1995        1995      1996        1996
                                           --------   --------   ----------   ------------   -------   -------   ----------
                                                             (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)
SUMMARY OF OPERATIONS DATA:
  Revenues:
    Oil and gas sales....................  $ 49,589   $ 50,033    $ 70,768      $ 65,238     $38,159   $33,173    $ 32,992
    Other, net...........................     8,569      1,326      11,166           772       1,403       683         683
                                           --------   --------     -------      --------     -------   -------     -------
        Total revenues...................    58,158     51,359      81,934        66,010      39,562    33,856      33,675
                                           --------   --------     -------      --------     -------   -------     -------
  Costs and Expenses:
    Production and operating.............    15,998     21,302      24,515        19,377      13,524    10,196       9,507
    Depreciation, depletion and
      amortization.......................    23,635     29,616      30,726        30,909      15,552    13,473      13,976
    General and administrative...........     7,413     10,035       7,472         7,528       2,983     3,183       3,183
    Taxes other than income..............     4,601      5,710       5,760         4,956       3,138     2,616       2,365
    Exploration..........................     7,554      2,559       4,826         4,826         160     7,151       7,151
    Impairment...........................    10,975     33,570       1,822         1,822          --        --          --
                                           --------   --------     -------      --------     -------   -------     -------
        Total costs and expenses.........    70,176    102,792      75,121        69,418      35,357    36,619      36,182
                                           --------   --------     -------      --------     -------   -------     -------
  Income (loss) from operations..........   (12,018)   (51,433)      6,813        (3,408)      4,205    (2,763)     (2,507)
  Interest expense.......................    (6,847)    (6,638)     (5,481)       (3,308)     (3,851)   (1,818)     (1,958)
  Other income (expense), net............      (321)    (2,164)        145           147         141        54          54
                                           --------   --------     -------      --------     -------   -------     -------
  Income (loss) before extraordinary
    item.................................   (19,186)   (60,235)      1,477        (6,569)        495    (4,527)     (4,411)
  Extraordinary gain on debt
    extinguishment.......................        --      5,419       2,456         2,456       2,456        --          --
                                           --------   --------     -------      --------     -------   -------     -------
  Net income (loss)......................   (19,186)   (54,816)      3,933        (4,113)      2,951    (4,527)     (4,411)
  Preferred stock dividends..............       (75)    (1,800)     (1,800)       (1,800)       (900)     (900)       (900)
                                           --------   --------     -------      --------     -------   -------     -------
  Net income (loss) to common stock......  $(19,261)  $(56,616)   $  2,133      $ (5,913)    $ 2,051   $(5,427)   $ (5,311)
                                           ========   ========     =======      ========     =======   =======     =======
  Net income (loss) per common share:
    Primary and fully diluted:
      Loss before extraordinary item ....  $  (2.77)  $  (7.70)   $  (0.03)     $  (0.57)    $ (0.03)  $ (0.46)   $  (0.36)
      Net income (loss)..................     (2.77)     (7.02)       0.18         (0.40)       0.17     (0.46)      (0.36)
OTHER FINANCIAL DATA:
  EBITDA(4)..............................  $ 37,224   $ 10,583    $ 33,981      $ 32,132     $19,626   $17,259    $ 18,018
  Operating cash flow(5).................    26,813      4,838      27,514        29,601      15,120    14,837      15,160
  Total capital expenditures (6).........    24,167     49,889      44,215           N/A      23,479    34,238         N/A

                                                                                                         PRO FORMA
                                                                                       JUNE 30, 1996   JUNE 30, 1996
                                                                                       -------------   --------------
SUMMARY OF BALANCE SHEET DATA:
  Working capital (deficit)..........................................................    $  (6,771)       $(15,406)
  Total assets.......................................................................      191,729         222,344
  Long-term debt, excluding current obligations......................................       60,000          56,478
  Total stockholders' equity.........................................................       89,143         123,280

- ---------------

(1) The Company received approximately $35 million for the conveyance of approximately 40% of its interest in the Henderson Canyon Field in March 1993 and the sale of its Canadian assets in mid-1993.

(2) The Company purchased investors' interests in certain institutional oil and gas partnerships formed by the Company in the 1980s (the "APPL Programs") in 1994 and 1995 for 4.6 million shares of Common Stock and $40.1 million in cash (the "APPL Consolidation").

(3) The Company sold its interest in the Sawyer Field for $64 million in July 1995.

(4) EBITDA is defined for this purpose as net income (loss) plus interest, income taxes, depreciation, depletion and amortization, exploration expense, impairment expense and loss on sales of oil and gas properties, less gain on sales of oil and gas properties and extraordinary gain from extinguishment of debt. EBITDA should not be considered as an alternative to earnings
    (loss) as an indicator of the Company's financial performance or to cash flow as a measure of liquidity. See the Consolidated Statements of Operations included in the Consolidated Financial Statements appearing elsewhere herein.

(5) Cash flow from operations before working capital changes and after preferred dividends.

(6) Excludes the acquisition of properties in exchange for the issuance of Common Stock, principally relating to the APPL Consolidation.

                             SUMMARY OPERATING DATA

     The following table sets forth certain operating information of the Company for the periods presented.

                                                                                      SIX MONTHS
                                                YEAR ENDED DECEMBER 31,             ENDED JUNE 30,
                                           ----------------------------------     -------------------
                                           1993(2)     1994(3)     1995(3)(4)     1995(3)      1996
                                           -------     -------     ----------     -------     -------
AVERAGE SALES PRICE(1):
  Gas ($/Mcf)............................  $  1.92     $  1.90       $  1.74      $  1.71     $ 1.87
  Oil ($/Bbl)............................    16.01       15.39         16.83        16.98      16.70
  BOE ($/BOE)............................    12.99       12.67         12.30        12.06      13.13
PRODUCTION DATA:
  Gas (MMcf).............................   15,336      16,241        24,450       13,853      9,830
  Oil (MBbls)............................    1,261       1,241         1,680          854        887
  MBOE...................................    3,817       3,948         5,755        3,163      2,526
UNIT DATA ($/BOE):
  Oil and gas sales......................  $ 12.99     $ 12.67       $ 12.30      $ 12.06     $13.13
  Production and operating costs.........     4.19        5.40(5)       4.26         4.28       4.04
  Taxes other than income................     1.21        1.45          1.00         0.99       1.04
  General and administrative expense.....     1.94        2.54(6)       1.30         0.94       1.26
  Interest expense.......................     1.79        1.68          0.95         1.22       0.72
  Preferred stock dividends..............     0.02        0.46          0.31         0.28       0.36
                                           -------     -------       -------      -------     ------
  Operating margin.......................  $  3.84     $  1.14       $  4.48      $  4.35     $ 5.71
                                           =======     =======       =======      =======     ======

- ---------------

(1) Prices reflect impact of hedging gains and losses.

(2) The Company received approximately $35 million for the conveyance of approximately 40% of its interest in the Henderson Canyon Field in March 1993 and the sale of its Canadian assets in mid-1993.

(3) The Company purchased investors' interests in the APPL Programs in 1994 and 1995 for 4.6 million shares of Common Stock and $40.1 million in cash.

(4) The Company sold its interest in the Sawyer Field for $64 million in July 1995.

(5) Includes $2.4 million, or $.61 per BOE, for remediation and restoration costs incurred in 1994.

(6) Includes $2.0 million, or $.51 per BOE, for severance costs incurred in 1994.

                              SUMMARY RESERVE DATA

     The following table sets forth summary data with respect to the estimated proved oil and gas reserves and related present value of estimated future net revenues of the Company's properties as of June 30, 1996 on a historical basis and on a pro forma basis after giving effect to the September 1996 Acquisition and the 1996 Sales. Such estimates are based upon (i) the quantities of reserves set forth in a reserve report prepared by Netherland, Sewell & Associates, Inc., independent petroleum engineers, as of December 31, 1995 with respect to the properties owned by the Company as of such date, (ii) adjustments to such December 31, 1995 reserves made by the Company to reflect production after such date, (iii) reserve estimates prepared by the Company, as of June 30, 1996, with respect to the properties acquired in the March 1996 Acquisition and the September 1996 Acquisition and (iv) with respect to the SEC-10 Value of the reserves, prices as of June 30, 1996, except in those instances in which fixed and determinable gas price escalations are covered by contracts. The prices used as of June 30, 1996 averaged $17.90 per Bbl of oil and $2.25 per Mcf of natural gas. There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves and in projecting future rates of production and future net cash flows, and reserve estimates may differ significantly from the quantities of oil and gas that are ultimately recovered. See "Risk
Factors -- Estimates of Reserves and Future Net Revenues" and
"Business -- Reserves."

                                                            AS OF JUNE 30, 1996
                                  -----------------------------------------------------------------------
                                              HISTORICAL                           PRO FORMA
                                  ----------------------------------   ----------------------------------
                                   PROVED       PROVED                  PROVED       PROVED
                                  DEVELOPED   UNDEVELOPED    TOTAL     DEVELOPED   UNDEVELOPED    TOTAL
                                  ---------   -----------   --------   ---------   -----------   --------
Estimated proved reserves:
  Oil (MBbls)...................      9,124       1,330       10,454       8,813       4,110       12,923
  Gas (MMcf)....................    114,137      22,653      136,790     105,809      38,840      144,649
  MBOE..........................     28,146       5,106       33,252      26,448      10,583       37,031
Present value of estimated
  future net revenue before
  income taxes (discounted at
  10% per annum) (in
  thousands)....................  $ 169,578     $21,649     $191,227   $ 155,263     $70,911     $226,174

                                  RISK FACTORS

     Prospective investors should carefully consider the following risk factors, in addition to the other information set forth in this Prospectus, in connection with an investment in the shares of Common Stock offered hereby.

     This Prospectus includes certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements, other than statements of historical facts, included in this Prospectus that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future, including such matters as future capital, development and exploration expenditures (including the amount and nature thereof), drilling of wells, reserve estimates (including estimates of future net revenues associated with such reserves and the present value of such future net revenues), future production of oil and gas, repayment of debt, business strategies, expansion and growth of the Company's operations and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, including the risk factors discussed below, general economic and business conditions, the business opportunities (or lack thereof) that may be presented to and pursued by the Company, changes in law or regulations and other factors, many of which are beyond the control of the Company. Prospective investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

     INDUSTRY CONDITIONS; VOLATILITY OF OIL AND NATURAL GAS PRICES; HEDGING ACTIVITIES. The Company's revenues, cash flow, profitability and future rate of growth, as well as the carrying value of its oil and natural gas properties, are substantially dependent upon the prices of oil and natural gas, which historically have been volatile and are likely to continue to be volatile. Various factors beyond the control of the Company affect prices of oil and natural gas, including worldwide and domestic supplies of and demand for oil and gas; political and economic conditions; weather conditions; the ability of the members of the Organization of Petroleum Exporting Countries to agree on and maintain price and production controls; political instability or armed conflict in oil-producing regions; the price of foreign imports; the level of consumer demand; the price and availability of alternative fuels; and changes in existing federal and state regulations. Any significant decline in oil or gas prices could have a material adverse effect on the Company's operations, financial condition and level of development and exploration expenditures and could result in a reduction of the Company's borrowing base under the Credit Agreement, thereby reducing the amount of credit available to the Company to fund its exploration, development and acquisition activities.

     Part of the Company's business strategy is to reduce its exposure to the volatility of oil and natural gas prices by entering into financial arrangements designed to protect against price declines, including swaps and futures agreements. The Company's objective is to reduce the risk that a sharp drop in oil and gas prices will cause the Company to defer various capital spending projects. In certain circumstances, significant reductions in production, due to unforeseen events, could require the Company to make payments under the hedge agreements even though such payments are not offset by production. To reduce this risk, the Company strives to keep a percentage of its production unhedged. Hedging will also prevent the Company from receiving the full advantage of increases in oil or natural gas prices above the amount specified in the hedge. Based upon average daily production during August 1996, the Company's hedge agreements covered approximately 69% and 34% of the Company's daily average oil and natural gas production, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Hedging Activity."

     INCURRENCE OF LOSSES AND WORKING CAPITAL DEFICITS. Although the Company reported net income available for Common Stock of $2.1 million in 1995, the Company experienced significant net losses in 1993, 1994 and the six months ended June 30, 1996. The Company's results of operations will be significantly impacted by the level of exploration expenses and by the costs of drilling dry exploratory wells, which are charged to expense under the successful efforts method of accounting followed by the Company.

During the first six months of 1996, the Company incurred a loss of $5.4 million. There can be no assurance that the Company will not experience losses in the future. If the Company experiences significant losses, its ability to maintain compliance with financial covenants in its debt instruments could be adversely affected.

     Under certain circumstances, the Company may be required to write down the book value of the Company's proved oil and natural gas properties or recognize an impairment in the book value of its unproved properties. The Company has recorded write-downs of its oil and natural gas properties during the last few years.

     The Company has maintained or incurred working capital deficits in the ordinary course of its business and expects to continue to operate with such working capital deficits in the future. The Company's working capital deficits reflect, among other items, payables, short-term debt (including the current portion of long-term debt), taxes and other amounts that are due within one year. The Company generally intends to fund its working capital deficits through operating cash flow and bank borrowings, as available. Any material adverse developments relating to the Company's operating cash flow or its ability to borrow under the Credit Agreement or any future bank credit facility could have a material adverse effect on the Company's financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     RISKS OF DEVELOPMENT DRILLING, ACQUISITIONS AND EXPLORATION; REPLACEMENT OF RESERVES. The Company intends to utilize its cash flow from operations and borrowing capacity under the Credit Agreement to fund the Company's exploration, development and exploitation activities and property acquisitions. The decision to develop, exploit, purchase or explore a property will depend in part on the Company's assessment of recoverable reserves, future oil and natural gas prices and operating costs, potential environmental and other liabilities and other factors that are beyond the control of the Company. Such assessments are necessarily inexact and their accuracy is inherently uncertain. Even if geophysical and geological analyses and engineering studies, the results of which are often inconclusive or subject to varying interpretations, indicate high reserve potential of a prospect or project, there can be no assurance that the Company's development, exploitation, acquisition or exploration activities will result in additional reserves or that the Company will be successful in drilling productive wells.

     In general, the volume of production from oil and natural gas properties declines as reserves are depleted. Except to the extent the Company conducts successful development, exploitation and exploration activities or acquires properties containing proved reserves, or both, the proved reserves of the Company will decline as reserves are produced. As is generally the case in the Gulf Coast region, many of the Company's producing properties are characterized by a high initial production rate, followed by a steep decline in production. As a result, the Company's future oil and natural gas production is highly dependent upon its level of success in finding, acquiring, developing and exploiting additional reserves.

     ESTIMATES OF RESERVES AND FUTURE NET REVENUES. There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves and in projecting future rates of production and the timing and results of development expenditures. Oil and gas reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact way, and estimates of other engineers might differ from those included in this Prospectus. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, testing and production subsequent to the date of an estimate may justify revision of such estimate. Accordingly, reserve estimates are often different from the quantities of oil and gas that are ultimately recovered, which differences may be significant. In addition, estimates of the Company's future net revenues from proved reserves and the present value thereof are based on certain assumptions regarding future oil and gas prices, production levels and operating and development costs that may not prove to be correct. Any significant variance in these assumptions could materially affect the Company's estimated quantity of reserves and future net revenues therefrom. See "Business -- Reserves."

     OPERATING HAZARDS AND UNINSURED RISKS. The Company's operations are subject to all of the risks normally incident to the exploration for and the development and production of oil and gas, including blowouts, cratering, uncontrollable flows of oil, gas or well fluids, fires, pollution and other environmental risks. These hazards could result in substantial losses to the Company due to injury and loss of life, severe damage to and destruction of property and equipment, pollution and other environmental damage and suspension of operations. In addition, offshore operations are subject to a variety of operating risks peculiar to the marine environment, such as hurricanes or other adverse weather conditions, to more extensive governmental regulation, and to interruption or termination of operations by governmental authorities based on environmental or other considerations.

     Although the Company maintains insurance coverage considered to be customary in the industry, it is not fully insured against certain of these risks, either because such insurance is not available or because of high premium costs. The occurrence of a significant event against which the Company is not fully insured could have a material adverse effect on the Company's financial position.

     GOVERNMENT REGULATION AND ENVIRONMENTAL RISKS. The Company's business is subject to certain federal, state and local laws and regulations relating to taxation, exploration for and development and production of oil and gas and environmental and safety matters. Although the Company believes that its operations are in compliance with applicable environmental regulations, risks of substantial costs and liabilities are inherent in the operations of companies in the oil and gas industry, and there can be no assurance that such costs and liabilities will not be incurred. A variety of federal and state laws and regulations govern the environmental aspects of oil and gas production, handling, storage, transportation and processing and may, in addition to other laws, impose liability in the event of discharges (whether or not accidental), failure to notify the proper authorities of a discharge and other failures to comply with those laws. The Company does not believe that its environmental risks are materially different from those of comparable companies in the oil and gas industry. Nevertheless, there can be no assurance that future laws and regulations, including environmental laws and regulations, will not adversely affect the Company's operations and financial condition.

     CAPITAL INTENSIVE INDUSTRY; LIMITS ON ACCESS TO CAPITAL. The business of developing, exploring for and acquiring oil and gas reserves is capital intensive, and the Company will require substantial amounts of cash for planned expenditures for development and exploratory drilling activities, acquisitions of reserves and debt service. The ability of the Company to generate cash flow and obtain financing from third parties will be dependent on the Company's future performance and liquidity. Substantially all of the Company's assets are encumbered, and the Company's ability to borrow additional funds is limited by the terms of the purchase agreements relating to its 11% senior subordinated notes (the "Subordinated Notes") and the Credit Agreement. Pursuant to the Credit Agreement, the Company's borrowing base is subject to redetermination on a semi-annual basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     COMPETITION. The Company operates in a highly competitive environment. The Company competes with major oil and gas companies, independent producers, drilling and production purchase programs and individual producers and operators for the acquisition of desirable oil and gas properties, as well as for the equipment and labor required to develop and operate such properties. Many of these competitors have financial and other resources substantially greater than those of the Company. See "Business -- Oil and Gas Marketing and Competition."

     SHARES ELIGIBLE FOR FUTURE SALE. Sales of substantial amounts of Common Stock by current stockholders or by warrant holders could adversely affect the prevailing market price of the Common Stock and impair the Company's ability to raise capital by issuing equity securities. Of the 11.8 million shares of Common Stock outstanding prior to the Offering, the Company has granted registration rights with respect to approximately 5.6 million shares. The Company issued 4.6 million of such shares in 1994 and 1995 in exchange for investors' interests in the APPL Programs. Following the expiration of such registration rights, which will occur in November 1996 with respect to a substantial portion of the shares, the shares of Common Stock issued to the investors in the APPL Programs will be eligible for sale in the public market pursuant to Rule 144 under the Securities Act. Substantially all of the remainder of such 11.8 million shares are freely transferable. In addition, (i) up to approximately 1.8 million shares are issuable upon conversion of the Convertible Preferred Stock at a conversion price of $15.00 per share, subject to adjustment in certain circumstances, (ii) approximately 1.1 million shares are issuable upon exercise of stock options outstanding at September 23, 1996 at prices ranging from $11.50 to $40.00 per share at a weighted average exercise price of $13.24 per share and (iii) approximately 1.5 million shares are issuable upon exercise of warrants outstanding at September 23, 1996 at a weighted average exercise price of $16.94 per share. The holders of such warrants have been granted certain registration rights with respect to the shares of Common Stock issuable upon exercise of the warrants, and the shares of Common Stock issuable upon conversion of the Convertible Preferred Stock have been registered under the Securities Act.

     NO DIVIDENDS ON COMMON STOCK. The Company has not paid any dividends on the Common Stock and does not anticipate paying any dividends on the Common Stock for the foreseeable future. In addition, the terms of the Credit Agreement and purchase agreements relating to its Subordinated Notes also impose limitations upon the payment of dividends.

     ANTI-TAKEOVER PROVISIONS; STOCKHOLDER RIGHTS PLAN. The Board of Directors of the Company ("Board of Directors") is authorized to issue additional shares of preferred stock and could, without stockholder approval, issue such preferred stock with voting, liquidation preference, dividend and other rights superior to those of the Common Stock. The issuance of such preferred stock could adversely affect the voting power of holders of the Common Stock and could have the effect of delaying, deferring or preventing a change in control of the Company or the removal of existing management. The terms of the Company's outstanding Convertible Preferred Stock, with its voting and special conversion rights, could also have a similar effect. In addition, in 1993 the Company adopted a stockholder rights plan and shortly thereafter distributed rights to each outstanding holder of Common Stock. See "Description of Capital
Stock -- Stockholder Rights Plan." While the Company believes that the rights plan is designed to strengthen the Company's ability to negotiate with potential acquirors and to protect stockholders from coercive or abusive takeover tactics, the overall effect of the rights plan may be to delay, defer or prevent a change in control of the Company. The Company has no specific plans or arrangements for the issuance of any series of preferred stock other than the issuance of the preferred stock issuable pursuant to the terms of the Company's stockholder rights plan.

                                  THE COMPANY

     American Exploration is an independent company engaged in the exploration, development, acquisition and production of oil and natural gas. The Company's operations are conducted in the United States with exploration, development and acquisition activities concentrated in the Gulf of Mexico, South Texas and the Smackover Trend in southwestern Arkansas.

     The Company was incorporated in Delaware in 1980. From inception through 1991, the Company was principally engaged in the acquisition and management of oil and gas properties, both for its own account and in partnership with institutional and non-institutional investors. During this period, the Company completed over thirty acquisitions on behalf of the Company and its partners. This period culminated with the acquisition in 1990 and 1991 of Hershey Oil Corporation and Conquest Exploration Company, respectively. The Company conveyed approximately 40% of its interest in the Henderson Canyon Field in March 1993 and sold its Canadian assets in mid-1993. In 1994 and 1995, the Company completed the APPL Consolidation for $40.1 million cash and the issuance of 4.6 million shares of Common Stock. In July 1995, the Company accepted an unsolicited offer to purchase its interest in the Sawyer Field in West Texas, the Company's largest property, for $64.0 million. Proceeds from the sale enabled the Company to repay bank debt and reduce debt as a percentage of capitalization to 30% at year-end 1995 from 53% at year-end 1994.

     The Company is in the process of liquidating the NYLOG Programs, a series of publicly registered oil and gas partnerships co-managed by a subsidiary of the Company and a subsidiary of New York Life Insurance Company ("New York Life"). The co-general partners of the NYLOG Programs have received bids from third parties and are negotiating to sell the properties owned by the NYLOG Programs and certain additional property interests of the Company. The Company anticipates that the 1996 Sales will be completed during the fourth quarter of 1996, with estimated net proceeds to the Company of $8.6 million. See "Business -- Legal Proceedings." The effect of the 1996 Sales is reflected in the pro forma financial statements included elsewhere herein. See "Pro Forma Condensed Consolidated Financial Statements."

     The Company's executive offices are located at 1331 Lamar, Suite 900, Houston, Texas 77010, and its telephone number is (713) 756-6000.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the shares of Common Stock offered hereby are estimated to be approximately $34 million (approximately $39 million if the Underwriters' over-allotment option is exercised in full) based on an assumed offering price of $12 1/4 per share, the last reported sales price for the Common Stock on the AMEX on September 26, 1996. These net proceeds will be used to reduce outstanding indebtedness under the Credit Agreement, which indebtedness was incurred to finance the March 1996 Acquisition and the September 1996 Acquisition and for general working capital purposes. Following the application of the net proceeds from the Offering, the Company will have approximately $53 million of borrowing capacity available under the Credit Agreement, which will be available for exploration and development activities, acquisitions and general corporate purposes.

     Principal payments under the Credit Agreement are scheduled to be repaid in ten quarterly installments commencing September 30, 1999 unless extended by the lenders thereunder, and at September 23, 1996, the average interest rate on amounts outstanding under the Credit Agreement was 7.19%.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock is listed on the AMEX under the symbol "AX." At September 25, 1996, the Company had approximately 4,476 stockholders of record.

     The following table sets forth the high and low reported closing sales prices for the Common Stock for the quarters indicated.

                          PRICE RANGE OF COMMON STOCK

                                                                           HIGH     LOW
                                                                           ----     ----
    YEAR ENDED DECEMBER 31, 1994
      First Quarter......................................................  $18 3/4  $13 3/4
      Second Quarter.....................................................   15       11 1/4
      Third Quarter......................................................   15       11 7/8
      Fourth Quarter.....................................................   13 3/4    8 3/4
    YEAR ENDED DECEMBER 31, 1995
      First Quarter......................................................  $10      $ 8 3/4
      Second Quarter.....................................................   10 7/8    8 1/8
      Third Quarter......................................................   12 1/8   10 3/8
      Fourth Quarter.....................................................   11 7/8    9 5/8
    YEAR ENDED DECEMBER 31, 1996
      First Quarter......................................................  $12      $10 5/8
      Second Quarter.....................................................   13 1/2   10 5/8
      Third Quarter (through September 26, 1996).........................   14       11 7/8

     The Company has not declared or paid any dividends on the Common Stock and does not expect to declare or pay dividends on the Common Stock for the foreseeable future. Declaration or payment of dividends on the Common Stock is currently restricted by the terms of various agreements relating to outstanding indebtedness of the Company.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of June 30, 1996 and as adjusted to reflect (i) the incurrence of $39 million in long-term indebtedness to fund the September 1996 Acquisition, (ii) the application of the estimated net proceeds from the Offering of $34.1 million to repay amounts outstanding under the Credit Agreement and (iii) the application of the estimated net proceeds from the 1996 Sales of $8.6 million to repay amounts outstanding under the Credit Agreement. The table should be read in conjunction with the Consolidated Financial Statements of the Company and the related Notes included elsewhere herein.

                                                                            JUNE 30, 1996
                                                                       -----------------------
                                                                                        AS
                                                                        ACTUAL       ADJUSTED
                                                                       ---------     ---------
                                                                        (IN THOUSANDS, EXCEPT
                                                                           SHARE AMOUNTS)
Long-term debt:
  Credit Agreement.................................................... $  25,000     $  21,478
  Subordinated Notes..................................................    35,000        35,000
                                                                       ---------     ---------
          Total long-term debt........................................    60,000        56,478
                                                                       ---------     ---------
Stockholders' equity:
  Preferred stock, $1.00 par value, 100,000 shares authorized; 4,000 shares of Convertible Preferred Stock (represented by Depositary
     Shares) issued and outstanding...................................         4             4
  Common stock, $.05 par value, 50,000,000 shares authorized,
     11,807,741 shares issued and outstanding(a)......................       590           740
  Additional paid-in capital..........................................   276,658       310,645
  Accumulated deficit.................................................  (187,970)     (187,970)
  Unearned compensation...............................................      (126)         (126)
  Notes receivable from officers......................................       (13)          (13)
                                                                       ---------     ---------
          Total stockholders' equity..................................    89,143       123,280
                                                                       ---------     ---------
          Total capitalization........................................ $ 149,143     $ 179,758
                                                                       =========     =========

- ---------------

(a) Does not reflect (i) approximately 1.1 million shares issuable upon exercise of outstanding stock options at prices ranging from $11.50 to $40.00 per share at a weighted average exercise price of $13.24 per share or (ii) approximately 1.5 million shares issuable upon exercise of warrants at a weighted average exercise price of $16.94 per share. See "Description of Capital Stock -- Warrants."

             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                 AMERICAN EXPLORATION COMPANY AND SUBSIDIARIES
                 INTRODUCTION TO PRO FORMA FINANCIAL STATEMENTS

     The following unaudited pro forma condensed consolidated financial statements (the "Pro Forma Statements") give effect to (i) that portion of the APPL Consolidation that was completed in the first half of 1995 for a purchase price of approximately $9 million, (ii) the 1995 sales of interests in several other fields for aggregate proceeds of approximately $2.5 million (the "1995 Sales"), (iii) the sale of the Sawyer Field in July 1995 for proceeds of $64.0 million (the "Sawyer Sale"), (iv) the application of the estimated net proceeds from the Offering of $34.1 million to repay amounts outstanding under the Credit Agreement, (v) the March 1996 Acquisition and the September 1996 Acquisition and
(vi) the 1996 Sales. The Sawyer Sale, the 1995 Sales and the APPL Consolidation are sometimes collectively referred to in the Pro Forma Statements as the "1995 Transactions."

     The pro forma statements of operations for the six months ended June 30, 1996 and for the year ended December 31, 1995 have been prepared assuming that each of the transactions described above was consummated as of January 1, 1995. The Pro Forma Statements do not include results from the High Island 116 well acquired in the September 1996 Acquisition because the well did not produce during the applicable periods. The well commenced production in August 1996 at a net production rate of 300 Bbls of oil per day and 17,300 Mcf of natural gas per day. The pro forma balance sheet was prepared assuming that the Offering, the September 1996 Acquisition and the 1996 Sales were consummated as of June 30, 1996.

     The Pro Forma Statements are not necessarily indicative of the financial results which would have occurred had the Company completed each of the transactions described above as of January 1, 1995 or June 30, 1996, as the case may be. Furthermore, future results may vary significantly from the results reflected in the Pro Forma Statements due to changes in production levels, changes in market prices for oil and gas, future expenditures for acquisitions, development drilling and exploration and other factors. The Pro Forma Statements should be read in conjunction with the consolidated financial statements of the Company included elsewhere in this Prospectus.

                 AMERICAN EXPLORATION COMPANY AND SUBSIDIARIES

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                 JUNE 30, 1996
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                     ASSETS

                                                                          PRO FORMA
                                                            HISTORICAL   ADJUSTMENTS     PRO FORMA
                                                            --------     -----------     ---------
Current assets:
  Cash and temporary cash investments.....................  $  5,085                      $  5,085
  Accounts receivable.....................................    15,965                        15,965
  Assets held for sale....................................     8,635       $ (8,635)(a)         --
  Other current assets....................................     1,112                         1,112
                                                            --------       --------       --------
          Total current assets............................    30,797         (8,635)        22,162
Property, plant and equipment, net........................   158,391         39,250 (b)    197,641
Other assets..............................................     2,541                         2,541
                                                            --------       --------       --------
          Total assets....................................  $191,729       $ 30,615       $222,344
                                                            ========       ========       ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable........................................  $ 16,219                      $ 16,219
  Payable to partnerships.................................     1,394                         1,394
  Accrued liabilities.....................................    19,955                        19,955
                                                            --------       --------       --------
          Total current liabilities.......................    37,568                        37,568
Long-term debt............................................    60,000       $ 39,250 (c)     56,478
                                                                            (34,137)(d)
                                                                             (8,635)(e)
Other long-term liabilities...............................     5,018                         5,018
Stockholders' equity......................................    89,143         34,137 (d)    123,280
                                                            --------       --------       --------
          Total liabilities and stockholders' equity......  $191,729       $ 30,615       $222,344
                                                            ========       ========       ========

                 AMERICAN EXPLORATION COMPANY AND SUBSIDIARIES

            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1996
                  (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                              PRO FORMA ADJUSTMENTS
                                           ------------------------------------------------------------
                                              MARCH          SEPTEMBER
                                              1996             1996
                             HISTORICAL    ACQUISITION      ACQUISITION      1996 SALES       OFFERING       PRO FORMA
                             ----------    -----------      -----------      ----------      ----------      ---------
REVENUES:
  Oil and gas sales........    $33,173       $ 1,964 (f)      $ 1,538 (h)     $ (3,683)(j)                    $32,992
  Other revenues, net......        683                                                                            683
                               -------       -------          -------           ------         ------         -------
         Total revenues....     33,856         1,964            1,538           (3,683)                        33,675
                               -------       -------          -------           ------         ------         -------
COSTS AND EXPENSES:
  Production and
    operating..............     10,196           109 (f)          545 (h)       (1,343)(j)                      9,507
  Depreciation, depletion
    and amortization.......     13,473           728 (f)          629 (h)         (854)(j)                     13,976
  General and
    administrative.........      3,183                                                                          3,183
  Taxes other than
    income.................      2,616                                            (251)(j)                      2,365
  Exploration..............      7,151                                                                          7,151
                               -------       -------          -------           ------         ------         -------
         Total costs and
           expenses........     36,619           837            1,174           (2,448)                        36,182
                               -------       -------          -------           ------         ------         -------
INCOME (LOSS) FROM
  OPERATIONS...............     (2,763)        1,127              364           (1,235)                        (2,507)
Interest and other expense,
  net......................     (1,764)         (280)(g)       (1,570)(i)          345 (k)      1,365(l)       (1,904)
                               -------       -------          -------           ------         ------         -------
INCOME (LOSS) BEFORE
  EXTRAORDINARY ITEM.......     (4,527)          847           (1,206)            (890)         1,365          (4,411)
Preferred stock
  dividends................       (900)                                                                          (900)
                               -------       -------          -------           ------         ------         -------
INCOME (LOSS) TO COMMON
  STOCK BEFORE
  EXTRAORDINARY ITEM.......    $(5,427)      $   847          $(1,206)        $   (890)        $1,365         $(5,311)
                               =======       =======          =======           ======         ======         =======
LOSS BEFORE EXTRAORDINARY
  ITEM PER COMMON SHARE:
  Primary and fully
    diluted................    $ (0.46)                                                                       $ (0.36)
                               =======                                                                        =======
NUMBER OF COMMON AND
  EQUIVALENT SHARES:
  Primary and fully
    diluted................     11,812                                                          3,000(m)       14,812
                               =======                                                         ======         =======

                 AMERICAN EXPLORATION COMPANY AND SUBSIDIARIES

            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                  (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                   PRO FORMA ADJUSTMENTS
                                        ---------------------------------------------------------------------------
                                                             MARCH         SEPTEMBER
                                            1995             1996            1996
                          HISTORICAL    TRANSACTIONS      ACQUISITION     ACQUISITION     1996 SALES      OFFERING      PRO FORMA
                          ----------    ------------      -----------     -----------     ----------     ----------     ---------
REVENUES:
  Oil and gas sales......   $70,768       $ (9,450)(n)      $ 7,513 (f)     $ 2,886 (h)    $ (6,479)(j)                 $ 65,238
  Gain (loss) on sales of
    oil and gas
    properties...........    10,230        (10,643)(o)                                                                      (413)
  Other revenues, net....       936            249 (n)                                                                     1,185
                            -------        -------          -------         -------        --------        ------       --------
        Total revenues...    81,934        (19,844)           7,513           2,886          (6,479)                      66,010
                            -------        -------          -------         -------        --------        ------       --------
COSTS AND EXPENSES:
  Production and
    operating............    24,515         (3,642)(n)          662 (f)       1,265 (h)      (3,423)(j)                   19,377
  Depreciation, depletion
    and amortization.....    30,726         (2,853)(n)        3,506 (f)       1,376 (h)      (1,846)(j)                   30,909
  General and
    administrative.......     7,472             56 (n)                                                                     7,528
  Taxes other than
    income...............     5,760           (243)(n)                                         (561)(j)                    4,956
  Exploration............     4,826                                                                                        4,826
  Impairment.............     1,822                                                                                        1,822
                            -------        -------          -------         -------        --------        ------       --------
        Total costs and
          expenses.......    75,121         (6,682)           4,168           2,641          (5,830)                      69,418
                            -------        -------          -------         -------        --------        ------       --------
INCOME (LOSS) FROM
  OPERATIONS.............     6,813        (13,162)           3,345             245            (649)                      (3,408)
Interest and other
  expense, net...........    (5,336)         3,013 (p)       (1,120)(g)      (3,140)(i)         691 (k)     2,731(l)      (3,161)
                            -------        -------          -------         -------        --------        ------       --------
INCOME (LOSS) BEFORE
  EXTRAORDINARY ITEM.....     1,477        (10,149)           2,225          (2,895)             42         2,731         (6,569)
Preferred stock
  dividends..............    (1,800)                                                                                      (1,800)
                            -------        -------          -------         -------        --------        ------       --------
INCOME (LOSS) TO COMMON
  STOCK BEFORE
  EXTRAORDINARY ITEM.....   $  (323)      $(10,149)         $ 2,225         $(2,895)       $     42        $2,731       $ (8,369)
                            =======        =======          =======         =======        ========        ======       ========
LOSS BEFORE EXTRAORDINARY
  ITEM PER COMMON SHARE:
  Primary and fully
    diluted..............   $ (0.03)                                                                                    $  (0.57)
                            =======                                                                                     ========
NUMBER OF COMMON AND
  EQUIVALENT SHARES:
  Primary and fully
    diluted..............    11,812                                                                         3,000(m)      14,812
                            =======                                                                        ======       ========

                 AMERICAN EXPLORATION COMPANY AND SUBSIDIARIES

         NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

(1) BASIS OF PRESENTATION

     The Pro Forma Condensed Consolidated Balance Sheet is presented as if the September 1996 Acquisition, the 1996 Sales and the Offering occurred as of June 30, 1996. The Pro Forma Condensed Consolidated Statements of Operations for the six months ended June 30, 1996 and for the year ended December 31, 1995 are presented as if the 1995 Transactions, the March 1996 Acquisition, the September 1996 Acquisition, the 1996 Sales and the Offering were consummated as of January 1, 1995.

     The September 1996 Acquisition, the March 1996 Acquisition and the portion of the APPL Consolidation completed in 1995 have been accounted for in the Pro Forma Statements using the purchase method of accounting. The value of the interests acquired in the September 1996 Acquisition and the March 1996 Acquisition represents the cash consideration given to the seller. The total value of the acquired interests in the APPL Consolidation was determined based upon the fair value of the Common Stock and cash offered to the investors.

(2) LOSS PER COMMON SHARE

     Loss per common share has been calculated by dividing net loss before extraordinary items by the number of common shares outstanding at the end of the respective period. Pro forma common shares outstanding includes the 3,000,000 shares of Common Stock which are contemplated to be issued in the Offering.

(3) PRO FORMA ADJUSTMENTS

  Balance Sheet

     (a) To eliminate the assets to be sold in the 1996 Sales.

     (b) To reflect the fair value of the oil and gas properties acquired by the Company in the September 1996 Acquisition for a purchase price of $39.3 million (net of interests being conveyed to a third party).

     (c) To reflect the borrowing of $39.3 million under the Credit Agreement to fund the September 1996 Acquisition.

     (d) To reflect the issuance of shares pursuant to the Offering and to reflect the application of the estimated net proceeds of $34.1 million to repay amounts outstanding under the Credit Agreement.

     (e) To reflect the application of the estimated net proceeds of $8.6 million from the 1996 Sales to repay amounts outstanding under the Credit Agreement.

  Income Statement

     (f) To reflect the results of operations for properties acquired in the March 1996 Acquisition.

     (g) To adjust historical interest expense to reflect the $14.0 million increase in outstanding bank debt to fund the March 1996 Acquisition assuming an annual interest rate of 8%, based on the Company's weighted average interest rate on its bank borrowings.

     (h) To reflect the results of operations for the properties acquired in the September 1996 Acquisition.

     (i) To adjust historical interest expense to reflect the $39.3 million increase in outstanding bank debt to fund the September 1996 Acquisition assuming an annual interest rate of 8%, based on the Company's weighted average interest rate on its bank borrowings.

     (j) To eliminate the results of operations related to the 1996 Sales.

     (k) To adjust historical interest expense to reflect the application of the estimated net proceeds of $8.6 million from the 1996 Sales to reduce outstanding bank debt and assuming an annual interest rate of 8%, based on the Company's weighted average interest rate on its bank borrowings.

     (l) To adjust historical interest expense to reflect the application of the estimated net proceeds from the Offering of $34.1 million to reduce outstanding bank debt and assuming an annual interest rate of 8%, based on the Company's weighted average interest rate on its bank borrowings.

     (m) To reflect the issuance of 3,000,000 shares of Common Stock pursuant to the Offering.

     (n) To reflect the impact of the 1995 Transactions on the Company's results of operations.

     (o) To eliminate the nonrecurring gain on the Sawyer Sale.

     (p) To adjust historical interest expense to reflect the repayment of $62.5 million of outstanding bank debt using the proceeds from the Sawyer Sale and assuming an annual interest rate of 8%, based on the Company's weighted average interest rate on its bank borrowings.

                            SELECTED FINANCIAL DATA

     The following table sets forth selected historical financial data for the Company as of and for each of the years in the five-year period ended December 31, 1995 and for each of the six-month periods ended June 30, 1995 and 1996. The historical financial data was derived from the consolidated financial statements of the Company. The data in the following table should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and related Notes thereto appearing elsewhere herein, respectively.

                                                                                                          SIX MONTHS ENDED
                                                                      DECEMBER 31,                            JUNE 30,
                                                 ------------------------------------------------------   -----------------
                                                   1991       1992     1993(1)    1994(2)    1995(2)(3)    1995      1996
                                                 --------   --------   --------   --------   ----------   -------   -------
                                                                (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)
SUMMARY OF OPERATIONS DATA:
  Revenues:
    Oil and gas sales..........................  $ 71,499   $ 58,560   $ 49,589   $ 50,033    $ 70,768    $38,159   $33,173
    Gain (loss) on sales of oil and gas
      properties...............................    (6,207)    (1,309)    (6,894)     1,110      10,230        443       656
    Gas settlement income......................     1,481      1,849     15,592        374         895        879        --
    Other revenues, net........................     3,268        908       (129)      (158)         41         81        27
                                                 --------   --------   --------   --------     -------    -------   -------
        Total revenues.........................    70,041     60,008     58,158     51,359      81,934     39,562    33,856
                                                 --------   --------   --------   --------     -------    -------   -------
  Costs and Expenses:
    Production and operating...................    22,836     19,412     15,998     21,302      24,515     13,524    10,196
    Depreciation, depletion and amortization...    35,163     30,193     23,635     29,616      30,726     15,552    13,473
    General and administrative.................    12,554     11,047      7,413     10,035       7,472      2,983     3,183
    Taxes other than income....................     6,799      5,606      4,601      5,710       5,760      3,138     2,616
    Exploration................................     5,687      7,843      7,554      2,559       4,826        160     7,151
    Impairment.................................       340     45,586     10,975     33,570       1,822         --        --
                                                 --------   --------   --------   --------     -------    -------   -------
        Total costs and expenses...............    83,379    119,687     70,176    102,792      75,121     35,357    36,619
                                                 --------   --------   --------   --------     -------    -------   -------
  Income (loss) from operations................   (13,338)   (59,679)   (12,018)   (51,433)      6,813      4,205    (2,763)
  Interest expense.............................   (11,997)    (9,485)    (6,847)    (6,638)     (5,481)    (3,851)   (1,818)
  Other income (expense), net..................     1,078        265       (321)    (2,164)        145        141        54
                                                 --------   --------   --------   --------     -------    -------   -------
  Income (loss) before extraordinary item......   (24,257)   (68,899)   (19,186)   (60,235)      1,477        495    (4,527)
  Extraordinary gain on debt extinguishment....        --      3,100         --      5,419       2,456      2,456        --
                                                 --------   --------   --------   --------     -------    -------   -------
        Net income (loss)......................   (24,257)   (65,799)   (19,186)   (54,816)      3,933      2,951    (4,527)
  Preferred stock dividends....................      (114)        --        (75)    (1,800)     (1,800)      (900)     (900)
                                                 --------   --------   --------   --------     -------    -------   -------
        Net income (loss) to common stock......  $(24,371)  $(65,799)  $(19,261)  $(56,616)   $  2,133    $ 2,051   $(5,427)
                                                 ========   ========   ========   ========     =======    =======   =======
  Net income (loss) per common share:
    Primary and fully diluted:
        Loss before extraordinary item.........  $  (4.50)  $ (10.73)  $  (2.77)  $  (7.70)   $  (0.03)   $ (0.03)  $ (0.46)
        Net income (loss)......................     (4.50)    (10.25)     (2.77)     (7.02)       0.18       0.17     (0.46)
  Cash dividends declared per common share.....        --         --         --         --          --         --        --
  Other Financial Data:
    EBITDA(4)..................................  $ 32,448   $ 24,676   $ 37,224   $ 10,583    $ 33,981    $19,626   $17,259
    Operating cash flow(5).....................    18,875     13,136     26,813      4,838      27,514     15,120    14,837
    Total capital expenditures(6)..............    63,636     22,516     24,167     49,889      44,215     23,479    34,238

                                                                            DECEMBER 31,
                                                      --------------------------------------------------------    JUNE 30,
                                                        1991        1992        1993        1994        1995        1996
                                                      --------    --------    --------    --------    --------    --------
SUMMARY OF BALANCE SHEET DATA:
  Working capital (deficit).........................  $(27,066)   $  2,722    $(10,123)   $ (4,102)   $(11,691)   $ (6,771)
  Total assets......................................   336,803     256,820     185,598     223,894     176,030     191,729
  Long-term obligations and convertible redeemable
    preferred stock excluding current obligations...   135,226     115,256      62,848     100,710      40,000      60,000
  Total stockholders' equity........................   127,433      85,160      86,406      87,710      94,480      89,143

- ---------------

(1) The Company received approximately $35 million for the conveyance of approximately 40% of its interest in the Henderson Canyon Field in March 1993 and the sale of its Canadian assets in mid-1993.

(2) The Company purchased investors' interests in the APPL Programs in 1994 and 1995 for 4.6 million shares of Common Stock and $40.1 million in cash.

(3) The Company sold its interest in the Sawyer Field for $64 million in July 1995.

(4) EBITDA is defined for this purpose as net income (loss) plus interest, income taxes, depreciation, depletion and amortization, exploration expense, impairment expense and loss on sales of oil and gas properties, less gain on sales of oil and gas properties and extraordinary gain from extinguishment of debt. EBITDA should not be considered as an alternative to earnings
    (loss) as an indicator of the Company's financial performance or to cash flow as a measure of liquidity. See the Consolidated Statements of Operations included in the Consolidated Financial Statements appearing elsewhere herein.

(5) Cash flow from operations before working capital changes and after preferred dividends.

(6) Excludes the acquisition of properties in exchange for the issuance of Common Stock, principally relating to the APPL Consolidation.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     Over the past four years, the Company has implemented a series of steps that have resulted in a significant improvement in its oil and gas operating and exploration capabilities, overhead and production costs, financial position and cash operating margins. These steps include (i) hiring experienced personnel in key management and operating positions, (ii) focusing exploration and development activities in areas in which the Company has competitive advantages,
(iii) acquiring properties held by the APPL Programs and (iv) disposing of over 250 properties, including the sale of the Company's interest in the Sawyer Field in West Texas for $64 million in July 1995. Largely as a result of these steps, the Company's operating margin has increased from $2.72 per BOE for the year ended December 31, 1992 to $5.71 per BOE for the six months ended June 30, 1996. In addition, the Company's ratio of total debt to total capitalization has decreased from 60% at December 31, 1992 to 40% at June 30, 1996.

     The Company accounts for its oil and gas exploration and production activities using the successful efforts method of accounting. Under this method, acquisition costs for proved and unproved properties are capitalized when incurred. Exploration costs other than drilling costs for successful wells, including geological and geophysical costs and costs of carrying and retaining unproved properties, are charged to expense as incurred. The costs of drilling exploratory wells are capitalized pending determination of whether each well resulted in the discovery of proved reserves. If proved reserves are not discovered, such drilling costs are charged to expense. Costs incurred to drill and equip development wells, including unsuccessful development wells, are capitalized. Internal costs related to the acquisition, development and exploration of oil and gas properties are expensed as incurred. Interest is capitalized on qualifying assets, primarily unproved and unevaluated properties.

     Depletion of the cost of producing oil and gas properties is computed on the unit-of-production method. The Company also accrues for platform abandonment costs related to its offshore platform facilities on the unit-of-production method. Unproved properties are assessed periodically, and any impairment in value is recognized currently as impairment expense.

SIX MONTHS ENDED JUNE 30, 1996 COMPARED TO SIX MONTHS ENDED JUNE 30, 1995

     Revenues. The Company recorded oil and gas sales of $33.2 million for the first six months of 1996 compared to $38.2 million for the same period of 1995. Lower sales in 1996 relative to the prior year reflect a 20% overall production decline primarily due to the July 1995 sale of the Sawyer Field, offset in part by the impact of higher gas prices.

     Gas production for the first half of 1996 declined to 9,830 MMcf or 29% below the comparable period of 1995, resulting in a $6.9 million decrease in sales revenue. The reduction in gas volumes was mainly attributable to the loss of production of approximately 20 MMcf per day due to the sale of the Sawyer Field.

     For the first six months of 1996, oil production totaled 887 MBbls or 4% above the 854 MBbls of oil produced during the comparable period of 1995, which favorably impacted year-to-date sales by $600,000. Oil production increases in 1996 resulting from the properties acquired in the March 1996 Acquisition, the late 1995 acquisition of an additional interest in the Buckner Field and the successful 1995 horizontal drilling program at the Midway Field were offset by the impact of the sales of several oil producing properties in late 1995 and early 1996.

     The impact of lower production in 1996 was partially mitigated by an increase in the Company's average realized gas price. The Company's gas price averaged $1.87 per Mcf for the first six months of 1996 compared to $1.71 for the first six months of 1995. However, the Company's average oil price declined slightly, falling to $16.70 per Bbl for the first half of 1996, which represented a decrease of 2%. The net increase in oil and gas prices contributed $1.3 million to year-to-date 1996 revenues.

     For the first half of 1996, hedging agreements covered approximately 61% of the Company's gas production and approximately 66% of its oil production, resulting in a $3.8 million revenue reduction. The Company's year-to-date 1996 oil and gas prices would have averaged $18.84 per Bbl and $2.06 per Mcf exclusive of the hedges. For the comparable period of 1995, the Company recorded a net hedging gain of $583,000. The Company's average gas price for the first half of 1995 was boosted by $0.07 per Mcf due to the hedges while the average oil price for that period was reduced by $0.42 per Bbl.

     The Company recognized gains on the sales of oil and gas properties totaling $656,000 and $443,000 for the first half of 1996 and 1995, respectively, which resulted from the divestiture of various minor properties. In the first half of 1995, the Company recorded net gas settlement income of $879,000 as a result of the final judgment in certain litigation regarding the terms of a gas purchase contract.

     Costs and Expenses. Production and operating costs totaled $10.2 million for the first half of 1996, which represented a decline of 25% compared to the same period of 1995. The decrease in costs primarily resulted from the sale of the Sawyer Field in July 1995 and sales of other minor properties during December 1995 and January 1996.

     Depreciation, depletion and amortization ("DD&A") for the first six months of 1996 totaled $13.5 million or 13% below the comparable 1995 period. Lower DD&A expense resulted from the reduction in production volumes, as discussed above, partially offset by the impact of higher DD&A rates in 1996. The Company's DD&A rate was $5.33 per BOE in the first half of 1996 compared to a rate of $4.92 for the first six months of 1995. Increased 1996 DD&A rates primarily reflect the higher rates associated with offshore properties in the Gulf of Mexico, which represent a greater portion of the Company's property base than in 1995.

     General and administrative expense ("G&A") increased to $3.2 million for the first half of 1996, a 7% increase over the comparable 1995 period. The increase in G&A primarily reflects additional legal fees incurred in 1996 in connection with litigation relating to the Bowdoin Field (see "Business -- Legal Proceedings") and the loss of management and technical fee reimbursements following APPL Consolidation.

     Taxes other than income totaled $2.6 million for the first six months of 1996, compared to $3.1 million for the same period of 1995. The decline in tax expense in 1996 was primarily due to lower production levels in 1996 and state severance tax refunds totaling $500,000. On a unit of production basis, the Company's tax rate for the first half of 1996 has dropped 29%, which was attributable to the refunds and to the impact of the Company's acquisition of additional offshore properties located in federal waters, for which no severance taxes are required to be paid.

     For the first half of 1996, exploration expense totaled $7.2 million, reflecting dry hole expense of $4.8 million related to seven unsuccessful exploratory wells, including four offshore sites. The remainder of the increase in 1996 exploration expense, as compared to 1995, was primarily attributable to geological and geophysical costs arising from increased exploration activity.

     For the first half of 1996, interest expense dropped 53% to $1.8 million. The Company's outstanding debt balance has been significantly reduced in the first half of 1996 compared to the same period of the prior year due to the repayment of bank debt in mid-1995 using the proceeds of the Sawyer sale. During the first half of 1995, the Company had over $60 million of outstanding bank debt primarily incurred in conjunction with the APPL Consolidation.

     Extraordinary Item. The $2.5 million extraordinary gain recorded in 1995 resulted from the extinguishment of nonrecourse debt in conjunction with the APPL Consolidation.

     Net Income (Loss). For the first half of 1996, the Company recorded a net loss of $4.5 million, or a $0.46 loss per common share. Net income for the first six months of 1995 totaled $3.0 million, or $0.17 per common share. While the Company's operating margin improved significantly during 1996, due to the combined effect of increased gas prices and reduced production costs and interest expense, net losses resulted from higher exploration expense recorded in 1996. In addition, net income for the first half of 1995 included the extraordinary gain on debt extinguishment related to the APPL Consolidation and the proceeds of a gas contract settlement.

1995 COMPARED TO 1994

     Revenues. Oil and gas sales totaled $70.8 million in 1995 or 41% higher than 1994 sales of $50.0 million. The increase in 1995 sales revenues primarily reflects higher production volumes which resulted from the APPL Consolidation. Through the APPL Consolidation, the Company acquired 22.9 MMBOE and 2.3 MMBOE of proved oil and gas reserves in late 1994 and early 1995, respectively. The APPL Consolidation, together with successful development activity at the Midway and West McAllen fields and the West Cameron Block 408, resulted in a net production increase of 1.8 MMBOE in 1995 compared to 1994. The higher production levels achieved through the APPL Consolidation were partially offset by the loss of production due to the Sawyer Sale in July 1995. The Company's total oil and gas production increased to 5.8 MMBOE in 1995 from 3.9 MMBOE in 1994, contributing $22.3 million to oil and gas sales.

     Oil and gas sales reflect the impact of lower gas prices offset by higher oil prices received in 1995. The Company realized an average price of $16.83 per barrel in 1995 compared to $15.39 in 1994, which resulted in a $2.4 million addition to sales revenues. The Company's average gas price realization declined to $1.74 per Mcf in 1995, or 8% below the prior year average. The decline in the average gas price negatively impacted sales revenues by $3.9 million.

     In July 1995, the Company sold its interest in the Sawyer Field to Louis Dreyfus Natural Gas Corp. for a purchase price of $64.0 million. The Company recorded a gain on the sale of the Sawyer Field of approximately $10.6 million in 1995. Sales of various other fields in 1995 resulted in a net loss on those fields of approximately $400,000. In 1994, the Company recognized a $1.1 million gain on the divestiture of minor properties.

     Other revenues totaled $936,000 and $216,000 in 1995 and 1994, respectively. In 1995, the Company recorded gas settlement income of $895,000, primarily consisting of the proceeds from certain litigation regarding the terms of a gas purchase contract. The Company also recognized approximately $480,000 of gas balancing income during 1995, primarily relating to cash balancing settlements receivable on various wells which were plugged and abandoned during 1995. During December 1995, the Company accrued $700,000 as a reduction of other revenues due to the loss of correlation between actual cash prices and the prices under the swap agreements at the Henry Hub market reference price. Other revenues recorded in 1994 primarily included gas balancing income.

     Costs and Expenses. Production and operating costs increased to $24.5 million in 1995 from $21.3 million in 1994. The increase in 1995 costs was mainly attributable to higher production levels resulting from the APPL Consolidation, although that increase was mitigated by a reduction in environmental expenses in 1995. During 1994, the Company incurred $2.4 million of site remediation costs in connection with various environmental proceedings. On a unit cost basis, production and operating costs per BOE decreased to $4.26 per BOE in 1995 from $5.40 per BOE in 1994 reflecting continued operating efficiencies achieved following the completion of the APPL Consolidation.

     DD&A totaled $30.7 million in 1995 or 4% over 1994 DD&A of $29.6 million. The Company's DD&A per BOE rate decreased substantially during 1995; consequently, the Company's DD&A expense did not increase proportionately with the 46% production increase in 1995. DD&A per BOE decreased to $5.34 per BOE in 1995 from $7.50 per BOE in 1994. The lower DD&A rate reflects the effect of the acquisition of interests through the APPL Consolidation and the impact of a $25.0 million impairment charge recorded in the fourth quarter of 1994, which reduced the cost basis of certain oil and gas properties.

     G&A declined to $7.5 million in 1995 from $10.0 million in 1994. The reduction in G&A resulted primarily from staff reductions in the first half of 1994 and a $2.0 million severance charge recorded in late 1994 in connection with the elimination of certain partnerships managed by the Company. These decreases have been partially offset by the loss of management and technical fee reimbursements previously received from the APPL Programs. The Company's continuing focus on controlling administrative costs resulted in a 49% reduction in G&A per unit of production during 1995, which averaged $1.30 per BOE in 1995 compared to $2.54 per BOE in 1994.

     Taxes other than income taxes were relatively constant, totaling $5.8 million in 1995 and $5.7 million in 1994. The Company's production tax rate in 1995 was reduced due to the receipt of certain severance tax refunds related to an outside operated property.

     Exploration expense totaled $4.8 million and $2.6 million in 1995 and 1994, respectively. The Company recognized $4.1 million of dry hole expense on three wells in 1995, including two offshore wells, compared to $1.5 million of expense related to three unsuccessful wells drilled in 1994.

     The Company recorded $1.8 million of impairment expense in 1995 compared to a $33.6 million charge in 1994. The 1995 impairment relates primarily to the fourth quarter write-off of an unproved offshore property. As discussed below under the caption "-- 1994 Compared to 1993," the Company recorded a $25.0 million impairment charge in 1994 related to a change in accounting policy and a $6.4 million charge to write off the Company's remaining leasehold interest in Tunisia.

     Interest expense of $5.5 million in 1995 was 17% below 1994 expense of $6.6 million primarily due to the repayment of $62.5 million of bank debt using the proceeds of the Sawyer Sale in July 1995. In addition, the Company has extinguished certain nonrecourse debt associated with the APPL Programs totaling $6.6 million and $13.6 million in 1995 and 1994, respectively. Other expense of $2.6 million in 1994 included $2.1 million of fees paid by the Company in connection with a new bank credit agreement and a bridge facility with New York Life.

     Extraordinary Item. The Company recorded extraordinary gains of $2.5 million in 1995 and $5.4 million in 1994 related to the elimination of nonrecourse debt in conjunction with the APPL Consolidation. The gain represented the difference between the outstanding note balances and the actual purchase price of the notes.

     Net Income (Loss). The Company reported net income of $3.9 million, or $0.18 per share, in 1995 and a net loss of $54.8 million, or $7.02 per share, in 1994. Nonrecurring transactions reflected in 1995 net income include a $10.2 million gain on property sales, primarily the Sawyer Field, a $2.5 million extraordinary gain on the extinguishment of debt and $895,000 of gas settlement income, partially negated by a $1.8 million impairment charge and a $700,000 loss related to certain natural gas hedges. In contrast, 1994 results included the negative impact of a $33.6 million impairment charge partially offset by a $5.4 million extraordinary gain and a $1.1 million gain on property sales. Excluding the effect of these nonrecurring transactions in both years, the Company would have recorded net losses of $7.2 million and $27.7 million in 1995 and 1994, respectively. The improvement in operating results primarily reflects a $17.5 million increase in net operating revenues, which resulted from higher production levels and reduced unit operating costs following the APPL Consolidation. In addition, reductions in G&A and interest expense in 1995 more than offset higher DD&A and exploration expense recorded in that year.

1994 COMPARED TO 1993

     Revenues. Oil and gas sales in 1994 totaled $50.0 million compared to $49.6 million in 1993. The Company's 1994 sales reflected higher domestic oil and gas production offset in part by the impact of declining prices and the sales of the Company's Canadian oil and gas properties in mid-1993. Comparing the Company's total production for the two years, the combined effect of a 6% increase in gas production and a 2% decline in oil production resulted in a net increase to sales of $1.4 million. Excluding the 1993 Canadian production, which totaled 662 MBOE, the Company's oil and gas production increased by 793 MBOE as a result of the drilling of new development wells, workovers and recompletions of existing wells in the first half of the year and the acquisition of investors' interests in the APPL Programs primarily during the second half of 1994. For 1994, the Company's average realized gas price and oil price were down 1% and 4%, respectively, from 1993, decreasing sales by $1.0 million. The Company's realized prices include the impact of certain hedging arrangements relating to a portion of its gas and oil production during 1994. As a result of these hedges, gas sales increased by $1.6 million and oil revenues were reduced by $44,000.

     The Company recognized a gain on sales of oil and gas properties of $1.1 million in 1994 compared to a loss on property sales of $6.9 million in 1993. In mid-1993, the sale of the Company's Canadian assets resulted in losses totaling $5.8 million, including $1.8 million for the elimination of the accumulated foreign currency translation adjustment. The gain for 1994 and the remaining loss for 1993 resulted from the divestiture of minor properties.

     The Company recorded gas settlement income of $15.6 million in 1993, which included amounts received in connection with the settlement of certain litigation regarding the terms of a gas purchase contract and for the renegotiation of the Company's contract to sell gas from the Thomasville Field. These amounts are reflected as other revenues on the accompanying statements of operations.

     Costs and Expenses. Production and operating expenses increased 33% to $21.3 million in 1994. The Company's operating costs were increased by $3.8 million during the second half of 1994 due to the acquisition of interests pursuant to the APPL Consolidation. In addition, the Company recorded site remediation costs of $2.4 million in 1994. On a BOE basis, operating costs increased 29% to $5.40 in 1994 compared to $4.19 in 1993. These increases reflected higher U.S. operating costs which more than offset the decreases associated with the sales of the Company's Canadian properties in mid-1993. Higher domestic operating expenses were related to workovers at the Brazos Blocks and the Sawyer Field totaling $1.1 million.

     DD&A expense totaled $29.6 million in 1994, with the 25% increase from the prior year attributable to an increase in the Company's DD&A per BOE rate and higher gas production. Downward reserve revisions at year-end 1993, including reserve revisions related to low oil prices at year-end 1993, resulted in a DD&A per BOE rate of $7.50 in 1994 compared to $6.19 in 1993. The higher 1994 rate is also due to the fact that the Canadian properties sold in mid-1993 had a lower depletion rate than the average rate for the Company's other properties.

     G&A expense totaled $10.0 million in 1994, or 35% above 1993 expense of $7.4 million. The higher G&A expense for 1994 primarily related to the loss of management and technical fee reimbursements as a result of the APPL Consolidation with no significant reductions in G&A expense in 1994. As a result of planned reductions related to the elimination of certain partnerships managed by the Company, the Company recorded a $2.0 million severance charge in 1994. These increases were partially offset by a decrease in salaries and benefits associated with the reductions in the Company's work staff in early 1994 and the elimination of Canadian G&A expense.

     Taxes other than income increased by $1.1 million in 1994 compared to 1993, due primarily to higher production taxes related to increased domestic oil and gas sales and higher ad valorem taxes related to an increase in the Company's oil and gas property base due to the APPL Consolidation.

     Exploration expense decreased 66% to $2.6 million in 1994. The decrease in exploration expense reflected steps taken by the Company to eliminate its international exploration commitments and to emphasize domestic development and exploitation projects in 1994.

     The Company recorded impairment charges totaling $33.6 million in 1994 and $11.0 million in 1993. Effective December 31, 1994, the Company changed its accounting policy related to impairment of proved oil and gas properties to a policy that is consistent with the provisions of the Financial Accounting Standards Board ("FASB") exposure draft, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." A final statement was subsequently issued by the FASB in March 1995. Previously, the Company's impairment policy was to recognize an impairment of proved oil and gas property costs if, on a company-wide basis, those costs exceeded the undiscounted after-tax future net cash flows from proved reserves. Under the policy adopted by the Company, if the book value of an individual proved field is greater than its undiscounted future net cash flow from proved reserves, then an impairment is recognized for the difference between the net book value and the fair value. Management's initiative to change its policy was prompted by the considerable volatility of oil and gas prices during the past several years, the resulting economic losses of proved reserves and corresponding increases in the Company's DD&A rate. This change in accounting policy resulted in a $25.0 million noncash impairment charge for 1994 against the book value of certain of the Company's proved oil and gas properties.

     Impairment expense for 1994 also included a $6.4 million noncash charge for the write-off of the Company's remaining leasehold interest in Tunisia. The Company sold its interest in exchange for the purchaser assuming its remaining Tunisian commitment. The remaining impairment expense for 1994 primarily represented the write-off of several domestic prospects on which the Company did not plan to conduct any further exploratory activity. The impairment charge for 1993 included $10.2 million associated with the write-offs of the Company's leasehold interest in Oman and a portion of the leasehold interest in Tunisia.

     Interest expense decreased 3% in 1994 to $6.6 million due primarily to a lower average bank debt balance during 1994 and the elimination of $14.1 million of debt in connection with the Canadian asset sales in mid-1993, offset in part by a decrease in capitalized interest. Capitalized interest decreased to $1.5 million in 1994 from $2.3 million in 1993 due to a reduction in the unproved property base for interest capitalization. Other expense of $2.6 million in 1994 included $2.1 million of fees paid by the Company in connection with a new bank credit agreement and the bridge facility extended to the Company by New York Life for the APPL Consolidation.

     Extraordinary Item. As part of the APPL Consolidation, the Company recorded a $5.4 million extraordinary gain in 1994 resulting from the elimination of nonrecourse debt in conjunction with the repurchases of notes issued by, and net profits interests in, certain of the APPL Programs.

     Net Loss. The Company reported a net loss of $54.8 million, or $7.02 per share, in 1994 compared to a net loss of $19.2 million, or $2.77 per share, in 1993. The higher net loss for 1994 was primarily due to the impact of the impairment of proved properties, an increase in operating costs and expenses on a per unit of production basis and the gas settlement income received in 1993, offset in part by lower exploration expense and the extraordinary gain in 1994 as well as the loss on the sales of the Company's Canadian assets recognized in 1993.

CAPITAL RESOURCES AND LIQUIDITY

     The Company's principal sources of capital are net cash provided by operating activities and proceeds from financing activities. During the last three years, the Company has also generated substantial cash flows from the sale of oil and gas properties, most notably the Sawyer Sale. The Company's primary uses of capital are to fund its development and exploration programs and acquisition activity. The Company also has financial obligations related to its preferred stock and Subordinated Notes.

     Net cash provided by operating activities totaled $11.9 million during the first six months of 1996 compared to $15.8 million during the same period of 1995. A substantial portion of the $3.9 million decrease in cash flow from operating activities was attributable to the impact of changes in working capital due to the timing of certain cash receipts and payments. Operating cash flow before changes in working capital declined $283,000 due to lower production levels in 1996, primarily resulting from the 1995 sale of the Sawyer Field, offset by reduced operating and interest costs.

     Net cash provided by operating activities increased to $33.3 million in 1995, as compared to the 1994 amount of $7.7 million. The improvement in cash flow reflected the impact of the APPL Consolidation and successful development activity, which together resulted in a 46% increase in production in 1995 compared to 1994. In addition, the Company's operating margins increased in 1995 as unit costs for production, G&A and interest expense decreased in 1995. Operating cash flow in 1995 also reflected a $5.8 million positive working capital adjustment which reflects an increase in accounts payable due to the timing of certain payments. Net cash provided by operating activities totaled $24.7 million in 1993 which included $15.6 million of gas settlement income received in that year.

     As of September 27, 1996, the borrowing base under the Credit Agreement was $90 million, reflecting the increase in the aggregate value of the Company's oil and gas properties due to the March 1996 Acquisition and the September 1996 Acquisition. Upon completion of the Offering and application of the estimated net proceeds, the Company anticipates that the amount outstanding under the Credit Agreement will be approximately $21.5 million and the borrowing base will be approximately $75 million. The borrowing base is scheduled to be redetermined semi-annually every March and September.

     The Credit Agreement and the Subordinated Notes require the Company to comply with certain covenants including, but not limited to, restrictions on indebtedness, investments, payment of dividends and lease commitments and a requirement to maintain a minimum net worth of $64.5 million. Cash dividends are restricted on the Common Stock, and preferred dividends are limited to $2 million in any one year. In addition, these agreements contain cross-default provisions.

     Proceeds from the sale of oil and gas properties, net of post-closing adjustments, totaled $63.5 million, $2.6 million and $35.7 million in 1995, 1994 and 1993, respectively. Property sales in 1995 primarily included the Sawyer Sale with proceeds of $64 million, as well as other minor properties. The significant reduction of the Company's bank debt as a result of such sales strengthened the Company's financial position. Divestitures in 1994 were comprised of non-strategic, low-value properties while the most significant 1993 sales included the sale of the Company's Canadian assets and the conveyance of a 40% interest in the Henderson Canyon Field to certain investment programs managed by the Company.

     During the first six months of 1996, capital expenditures for the acquisition of oil and gas properties totaled $16.7 million, compared to $10.2 million in the same period of 1995. The March 1996 Acquisition consisted of the acquisition by the Company and Dominion of interests in properties from a private company for a purchase price of approximately $56.0 million. The Company's 25% share of the acquisition totaled $14.0 million. The March 1996 Acquisition added estimated proved reserves totaling 11.3 Bcf of natural gas and 600 MBbls of crude oil and liquids, net to the Company's interest. Other acquisition expenditures in 1996 primarily related to leasehold additions in South Texas and the Gulf of Mexico. Acquisition expenditures in 1995 primarily related to the APPL Consolidation.

     Capital expenditures for the cash acquisition of oil and gas properties totaled $16.0 million, $28.4 million and $4.3 million in 1995, 1994 and 1993, respectively. Acquisition expenditures in 1995 included $9.0 million related to the APPL Consolidation, $2.4 million for certain interests in the Buckner Field in Arkansas, and the purchase of several offshore blocks in the Gulf of Mexico. Acquisitions in 1994 primarily related to the APPL Consolidation.

     Development and exploration expenditures for the first six months of 1996 and 1995 totaled $17.5 million and $13.3 million, respectively. Significant development activity in 1996 included a successful well at High Island Block 13-L, which was producing approximately 7,000 Mcf of gas per day (4,000 Mcf per day net to the Company's interest) as of August 1996. Eleven completions at the Bradshaw Field in Kansas have increased that field's daily gas production from 8,000 Mcf net to the Company in January 1996 to 12,750 Mcf net to the Company as of August 1996. The Company is conducting additional development activity in the Gulf of Mexico and in various fields in South Texas. The Company participated in the completion of twelve exploratory wells during the first half of 1996, of which five wells were successful, including four prospects in South Texas. Through September 1996, the Company participated in 49 gross wells (19.4 net), with a 70% success rate. The Company plans to invest $15 million and to drill over 30 wells during the fourth quarter of 1996. There can be no assurances regarding the success of any wells drilled, and exploratory wells involve greater risks than development wells. Under successful efforts accounting, the costs incurred for the drilling of unsuccessful exploratory wells are recorded as exploration expense which would negatively impact net income in the period in which incurred.

     Development and exploration expenditures totaled $27.5 million in 1995 compared to $20.9 million and $18.7 million in 1994 and 1993, respectively. Significant projects in 1995 included drilling in the Gulf of Mexico in the Vermilion, West Cameron and Brazos blocks. The Company also conducted development activity in several fields including the Midway Field in Arkansas, the West McAllen Field in South Texas and the Bradshaw Field in Kansas. The Company drilled three unsuccessful exploratory wells in 1995, of which two were offshore in the Gulf of Mexico.

     The Company's capital commitments for 1996 totaled $8.0 million, including $2.4 million for operating lease obligations, $1.8 million for preferred dividends and $3.9 million for interest payments on the Subordinated Notes. The Company is scheduled to begin the repayment of principal under the Credit Agreement over ten quarterly installments commencing in September 1999. In September 1996, holders of the Subordinated Notes agreed to an extension of the principal payment dates of the notes, which were scheduled to begin in December 1997, in exchange for a reduction in the exercise price from $22.95 per share to $15.53 per share of warrants to purchase shares of Common Stock that were issued to the holders of the notes contemporaneously with their issuance. As a result of this extension, annual principal payments of $11.7 million on the Subordinated Notes will begin in December 2002.

     The Company's ratio of current assets to current liabilities was 0.67:1 at the end of 1995 compared to 0.86:1 at year-end 1994. The Company has historically operated with a working capital deficit primarily due to timing differences between the receipt of reimbursements from other working interest owners in the properties operated by the Company and the payment of expenses with respect to such properties.

     The Company expects its 1997 capital budget to be approximately $50 million for development and exploration activities. Following the Offering, the Company intends to fund its planned capital expenditures, commitments and working capital requirements through cash flows from operations and borrowings under the Credit Agreement. However, if there are changes in oil and gas prices, which correspondingly affect cash flows and bank borrowings, or if additional development and exploration opportunities arise, the Company may adjust its capital budget accordingly. Other potential sources of capital for the Company include property sales and financings through the issuance of debt or equity securities. Management believes that the Company will have sufficient capital resources and liquidity to fund its capital expenditures and meet its financial obligations as they are due.

ENVIRONMENTAL MATTERS

     The Company is subject to various federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to the protection of the environment, which have become increasingly stringent. The Company has conducted a review of its operations with particular attention to environmental compliance. The Company believes it has acted as a prudent operator and is in substantial compliance with environmental laws and regulations. The Company has recorded site remediation costs of $541,000 and $2.4 million in 1995 and 1994, respectively. The site remediation costs incurred in 1994 primarily related to certain lawsuits. Prior to 1994, the Company's cost to comply with environmental provisions was not material. The Company cannot predict what impact environmental laws and regulations will have on its future performance, but does not currently anticipate material environmental expenditures. However, the Company believes that such laws do not affect the Company in a materially different manner from other similarly situated companies in the oil and gas industry.

     As discussed in Note 14 to the Consolidated Financial Statements included in this Prospectus, during 1995, the Company was a defendant in five lawsuits alleging the presence of naturally occurring radioactive materials ("NORM") and other hazardous substances as a result of oil and gas operations conducted on properties operated or owned by the Company and its predecessors in title or as a result of NORM contaminated pipe delivered to a pipe cleaning facility, of which the Company contributed a minor amount of pipe. Three of the lawsuits have been dismissed. The Company has remediated several of these properties and believes these remediation efforts will significantly reduce the basis for the plaintiffs' damage claims. Although the Company cannot predict the outcome of these proceedings, management does not expect the outcome of the two remaining cases to have a material adverse impact on the Company's financial position or results of operations.

HEDGING ACTIVITY

     The Company's derivative financial instruments are used solely to manage the risk associated with fluctuations in oil and gas prices. The following table details the commodity price swap agreements in effect at September 26, 1996.

                                                                  AVERAGE          MARKET PRICE
PRODUCT           CONTRACT PERIOD           DAILY PRODUCTION    FIXED PRICE         REFERENCE
- -------     ----------------------------    ----------------    -----------    --------------------
Gas         June 1996 - May 1997            20,000 MMBtu          $  1.86      Houston Ship Channel
Gas         June 1996 - May 1997            2,000 MMBtu              2.13      Henry Hub
Oil         January 1996 - December 1996    1,000 barrels           17.00      NYMEX WTI
Oil         April 1996 - March 1997         400 barrels             18.22      NYMEX WTI
Oil         July 1996 - December 1996       2,000 barrels           17.80      NYMEX WTI
Oil         January 1997 - December 1997    3,000 barrels           19.48      NYMEX WTI

     With regard to the production hedged under the commodity price swap agreements, if the market price is above the fixed price, the Company will pay to the counterparty the difference between the fixed price and the market price; and if the market price is below the fixed price, the Company will receive that difference from the counterparty. The Company is exposed to credit loss in the event of nonperformance by the other party to the swap agreements. However, the Company anticipates that the counterparty will be able to fully satisfy its obligation under the agreements.

     Additionally, the Company purchased put options for 2,000 MMbtu per day of gas with an average floor price of $1.90 per MMbtu (based on the Tennessee Gas Pipeline Co., Louisiana and Offshore reference price) for the period from April 1996 through April 1997.

                                    BUSINESS

GENERAL

     American Exploration is an independent company engaged in the exploration, development, acquisition and production of oil and natural gas. The Company's operations are conducted in the United States with exploration, development and acquisition activities primarily concentrated in the Gulf of Mexico, South Texas and the Smackover Trend in southwestern Arkansas.

     On a pro forma basis as of June 30, 1996, the Company's proved reserves totaled 13 MMBbls of oil and 145 Bcf of natural gas, or an aggregate of 37 MMBOE, with an SEC-10 Value of $226 million. Approximately 70% of these reserves are developed, and approximately 62% are attributable to properties operated by the Company. The Company also holds in excess of 200,000 net acres of undeveloped properties and owns approximately 1,300 square miles of 3-D seismic data and 79,000 linear miles of 2-D seismic data. On a pro forma basis, the Company's net production for the month of August 1996 averaged 5,100 Bbls of oil and 78,500 Mcf of natural gas per day, representing a 26% increase over average daily BOE production for the second quarter of 1996.

     Over the past four years, the Company has implemented a series of steps that have resulted in a significant improvement in its oil and gas operating and exploration capabilities, overhead and production costs, financial position and cash operating margins. These steps include (i) hiring experienced personnel in key management and operating positions, (ii) focusing exploration and development activities in areas in which the Company has competitive advantages,
(iii) acquiring properties held by the APPL Programs and (iv) disposing of over 250 properties, including the sale of the Company's interest in the Sawyer Field in West Texas for $64 million in July 1995. Largely as a result of these steps, the Company's operating margin has increased from $2.72 per BOE for the year ended December 31, 1992 to $5.71 per BOE for the six months ended June 30, 1996. In addition, the Company's ratio of total debt to total capitalization has decreased from 60% at December 31, 1992 to 40% at June 30, 1996.

BUSINESS STRATEGY

     American Exploration's strategy is to increase per share reserves, production, cash flow and earnings through exploration, development and selective acquisitions within its core operating areas. The Company's strategy is designed to capitalize on its competitive strengths, including the experience and technical expertise of its operating personnel, a substantial seismic data base and a concentration of developed and undeveloped acreage in its core operating areas. The principal features of this strategy are set forth below.

     GEOGRAPHIC FOCUS. The Company's exploration, development and acquisition activities are primarily focused in the Gulf of Mexico (with an emphasis on the Texas State Waters area), South Texas (with an emphasis on the Wilcox Trend) and the Smackover Trend in southwestern Arkansas. The Company believes that by focusing its operations, it can achieve cost efficiencies and enhance its ability to add new reserves. For 1996, over 90% of the Company's exploration and development budget and all of its acquisition activities have been concentrated in its core operating areas. The Company is also in the process of divesting certain properties which are not consistent with its geographic focus (see "Prospectus Summary -- Recent Developments") and is reviewing the feasibility of divesting various additional non-strategic properties.

     ACTIVE DRILLING PROGRAM. The Company is engaged in an active drilling program and attempts to maintain a project portfolio consisting of both high risk, high potential exploration prospects and lower risk development projects. The Company's exploration activities are generally concentrated in areas where in-house geological knowledge and 2-D seismic data can be used to identify prospect leads. The Company then attempts to establish large lease positions and generally initiates or acquires 3-D seismic data to confirm prospects prior to drilling. The Company typically shares the risks associated with its exploration prospects with industry partners. In addition to internally generated exploration prospects, the Company selectively participates in exploration prospects initiated by other oil and gas companies. For 1996, the Company has budgeted approximately $40 million for exploration and development and intends to drill approximately 40 gross (17 net) exploratory wells and 45 gross (21 net) development wells. Of the $40 million, approximately $20 million is budgeted for exploration activities and approximately $20 million is budgeted for development activities. During the first six months of 1996, the Company spent approximately $12 million on exploration and drilled 12 gross (5.5 net) wells, 42% of which were successfully completed. During the same period, the Company spent approximately $9 million on development and drilled 22 gross (10.3 net) wells, 86% of which were successfully completed.

     SELECTIVE ACQUISITIONS. The Company's acquisition strategy is to acquire producing properties within its core operating areas that enhance its competitive position, offer economies of scale and provide further development and/or exploration potential. The Company seeks to acquire properties in which it can obtain a significant ownership percentage and become the operator. Through September 1996, the Company has invested $53 million, net of interests being sold to a third party, to acquire interests in seven Gulf of Mexico fields, four of which are operated by the Company. See "Prospectus
Summary -- Recent Developments" and the Pro Forma Condensed Consolidated Financial Statements.

     ADVANCED TECHNICAL CAPABILITIES. The Company makes extensive use of advanced technologies, most notably 3-D seismic, computer-aided exploration and specialized drilling applications such as short radius horizontal wells, to better delineate or produce oil and gas reserves. The Company's experienced staff of geologists and geophysicists perform all interpretation and seismic mapping on in-house 3-D seismic workstations.

     FINANCIAL FLEXIBILITY. The Company is committed to maintaining financial flexibility in order to pursue its existing exploration and development projects and to take advantage of future opportunities. The Company has taken a number of steps over the past few years to reduce debt and improve its liquidity and financial flexibility. As a result, the Company's ratio of total debt to EBITDA (see Note 4 to "Prospectus Summary -- Summary Financial Data") for the prior twelve months decreased from 5.2 at December 31, 1992 to 1.9 at June 30, 1996. The Company intends to use the net proceeds from the Offering to reduce its outstanding bank debt. After giving effect to the proceeds from the Offering, the Company's pro forma ratio of total debt to total capitalization as of June 30, 1996 will be 31%. See "Use of Proceeds," "Capitalization" and the Pro Forma Condensed Consolidated Financial Statements.

PRIMARY OPERATING AREAS

     Set forth below is information concerning certain of the Company's most significant fields on a pro forma basis as of June 30, 1996.

                                                                                   PRO FORMA AS OF JUNE 30, 1996
                                                     PRO FORMA     --------------------------------------------------------------
                                                   AVERAGE DAILY                                                    PRESENT VALUE
                                          AVERAGE   PRODUCTION                     PROVED RESERVES                  OF ESTIMATED
                                            NET       DURING       -----------------------------------------------   FUTURE NET
                                          WORKING   AUGUST 1996         OIL              GAS                          REVENUES
                             OPERATOR     INTEREST    (BOEPD)         (MBBL)           (MMCF)            MBOE       (IN THOUSANDS)
                             --------     -------  -------------   -------------    -------------    -------------  -------------
Gulf of Mexico
  High Island Block 116....   Other           45%       3,200                271           16,513            3,023    $  28,666
  East Cameron Block 328...     AX           100%         400              3,343              418            3,413       21,115
  High Island Block 45.....     AX            21%         900                 66            7,326            1,287       12,291
  High Island Block 98L....   Other           22%          --(1)              --            4,671              779        3,886
  Brazos Complex...........     AX         46-75%         900                  2            3,766              630        3,613
  Other....................  AX/Other      Varies       2,000                371            6,042            1,377       10,133
                                                      -------             ------         --------         --------
                                                        7,400              4,053           38,736           10,509       79,704
                                                      -------             ------         --------         --------
South Texas
  AWP Field................     AX            51%         600                593            3,600            1,193        6,170
  West McAllen Field.......     AX            66%         300                  1            2,371              396        2,982
  Provident City Field
     Area..................   Other           26%         300                 37            1,788              335        2,808
  Other....................  AX/Other      Varies         700                467            2,074              813        5,249
                                                      -------             ------         --------         --------
                                                        1,900              1,098            9,833            2,737       17,209
                                                      -------             ------         --------         --------
Smackover Trend
  Buckner Field............     AX           100%         200              1,541               --            1,541        7,049
  Midway Field.............     AX            64%         500                913               --              913        4,061
  Other....................  AX/Other      Varies          --                 29              260               73          846
                                                      -------             ------         --------         --------
                                                          700              2,483              260            2,527       11,956
                                                      -------             ------         --------         --------
Other
  Bowdoin Field............   Other           17%         500                 --           15,407            2,568       21,168
  Bradshaw Field...........     AX            87%       2,200                 --           36,967            6,161       20,295
  Henderson Canyon Area....     AX            34%         700                 56           11,150            1,915        9,224
  Other....................  AX/Other      Varies       4,800              5,233           32,296           10,614       66,618
                                                      -------             ------         --------         --------
                                                        8,200              5,289           95,820           21,258      117,305
                                                      -------             ------         --------         --------
          Total............                            18,200             12,923          144,649           37,031    $ 226,174
                                                      =======             ======         ========         ========

- ---------------

(1) Does not include a 1996 discovery not yet placed on production.

     GULF OF MEXICO

     The Gulf of Mexico is the Company's most significant area of exploration, development and acquisition activity and represents approximately 60% of the Company's 1996 exploration and development budget. On a pro forma basis, approximately 40% of total oil and gas production during August 1996 and approximately 28% of the Company's total proved reserves at June 30, 1996 were attributable to properties in the Gulf of Mexico. As of September 27, 1996, the Company held working interests in 38 offshore blocks covering 76,515 gross (28,788 net) undeveloped acres.

     A description of American Exploration's major Gulf of Mexico properties follows.

     High Island Block 116. High Island Block 116 is located in shallow federal waters, offshore Texas. The Company holds a 45% working interest in the block. The block was placed on production in August, 1996 and for the month of August 1996 was producing 48,000 gross (17,300 net) Mcf of gas and 750 gross (300 net) barrels of oil per day from the Lower Miocene Rob "L" sands at an approximate depth of 10,000 feet. The producing well has three additional behind pipe intervals which are classified as proved.

     East Cameron Block 328. East Cameron Block 328 is located in approximately 240 feet of water in federal waters, offshore Louisiana. The block is located on the flank of a large salt feature with multiple sands located in several major fault blocks. The Company acquired a 100% working interest in the block in September 1996 and is the operator. Initial production on the block was established in the Trim 'A' and 'S' sands in the early 1970s and in 1995, a subsequent operator re-established production in the Trim 'A' sand and discovered oil and gas in the HB-1 sand. The block is currently producing approximately 500 gross (400 net) barrels of oil per day from two wells, one each in the Trim 'A' and HB-5 sands. Over the next year, the Company plans to complete a subsea discovery in the HB-1 sand and will drill several development wells which offset existing production.

     High Island Block 45. High Island Block 45 is located in shallow federal waters, offshore Texas. The Company holds a 21.3% working interest in the block and is the operator. The block was placed on production in March 1995 and during August 1996 produced approximately 27,000 gross (4,770 net) Mcf of gas and 430 gross (69 net) Bbls of oil per day from the Miocene sands at an approximate depth of 11,000 feet. Gas from the block is sold under a two-year, fixed price contract entered into in April 1995 at an average price of $2.02 per Mmbtu.

     High Island Block 98-L. High Island Block 98-L is located in shallow federal waters, offshore Texas. The Company holds a 22% working interest in the block, where a discovery well was drilled in August 1996. The well logged 153 net feet of productive sand in the lower Miocene Siph "D" formation at an approximate depth of 10,000 feet and flow tested at a rate of 9,100 Mcf of gas and 89 Bbls of condensate per day. The well is expected to be placed on production around year-end 1996.

     Brazos Complex. The Brazos Complex consists of the Brazos Blocks 440-L and 446-L fields and adjoining undeveloped blocks, located in shallow state waters, offshore Matagorda County, Texas. The Company is the operator of these blocks and holds working interests ranging from 46% in existing developed acreage to 75% in several undeveloped blocks. During August 1996, the Brazos Complex produced 16,000 gross (6,000 net) Mcf of gas per day from Miocene sands. In 1995, the Company increased its leasehold position in the Brazos Complex area and participated in a 400 square-mile 3-D seismic survey. Since January 1, 1994, the Company has drilled five wells on its Brazos acreage, three of which were successful, and is currently drilling a sixth well.

     SOUTH TEXAS

     Approximately 30% of the Company's 1996 exploration and development budget is allocated to its South Texas operating area. On a pro forma basis, South Texas represented approximately 11% of total oil and natural gas production during August 1996 and approximately 7% of the Company's total proved reserves at June 30, 1996.

     A description of American Exploration's major South Texas properties follows.

     AWP Field. The AWP Field is located in McMullen County, Texas and produces oil and gas from the Olmos sand at an average depth of 9,700 feet. Due to the tightness of the producing formation, wells require fracturing to produce at economic rates. Over 400 wells have been drilled in the field, and the Company operates 112 wells with an average net working interest of 51%. Two proved undeveloped locations remain to be drilled on the Company's acreage.

     West McAllen Field. The West McAllen Field is located in Hidalgo County, Texas and produces from a number of Frio sands at depths ranging from 5,800 feet to 7,500 feet. The Company acquired its interest in the field in December 1993 and entered into a joint venture with Fina Oil and Chemical to use 3-D seismic data to exploit undrained fault blocks on adjoining acreage owned by both companies. A total of 4 wells have been drilled since 1994, 3 of which were operated by the Company and all of which were successfully completed. August 1996 production is approximately 1,660 Mcf of gas per day, net to the Company's average working interest of 66%.

     Provident City Field Area. The Provident City area is located in Lavaca County, Texas and has been the primary focus of the Company's South Texas activity since early 1995. In addition to owning a 30% interest in 13,000 gross acres in the Provident City Yegua Field, the Company has participated in two Lower Wilcox discoveries, one in late 1995 and one in 1996 and two Frio discoveries. The Company also holds a 52.5% working interest in the Yoakum Gorge 3-D project, located in Lavaca County, where the Company controls over 55,000 acres and is nearing completion of a 152-square-mile proprietary 3-D survey. The initial phase of the 3-D data has confirmed over 20 prospects in the shallow Frio and Yegua formations as well as the deeper Upper and Lower Wilcox formations. The Company plans to commence drilling 18 of these prospects in the fourth quarter of 1996.

     SMACKOVER TREND

     American Exploration's operations in the Smackover Trend of southwestern Arkansas are focused primarily in the Midway and Buckner Fields, both of which are operated by the Company. The Company's ongoing strategy in this area is to capitalize on the horizontal drilling expertise it has developed in exploiting the Midway Field by applying this technology to other Smackover Fields.

     Buckner Field. The Buckner Field is located approximately 11 miles southeast of the Midway Field in Lafayette and Columbia Counties, Arkansas. In 1995, the Company acquired a majority of the leases comprising the field and became operator of 17 wells which produce oil from the Travis Peak and Smackover formations at depths of less than 7,500 feet. The Company holds an average 99.8% working interest in the acquired leases, which represent approximately 75% of the total field area. Oil production for August 1996 averaged approximately 240 barrels of oil per day, net to the Company's interest. The Buckner Field, which is geologically similar to Midway, has never been unitized and waterflooded and has cumulatively produced approximately 12 million barrels of oil from the Smackover formation, or approximately 30% of estimated original oil in place. The Company believes that the Buckner Field has significant additional reserve potential and is currently working to unitize the field and plans to initiate a horizontal drilling program and waterflood project in 1997.

     Midway Field. The Midway Field is located in Lafayette County, Arkansas, and produces oil from the Smackover Formation at an average depth of 6,500 feet. The Company became the operator of the field in 1989 and owns a 63.5% average net working interest in 65 wells. The field is a mature waterflood unit that has produced approximately 80 million barrels of oil since 1942, or approximately 50% of estimated original oil in place. Since assuming operations, the Company has been able to increase oil recoveries by drilling horizontal wells in the uppermost section of the productive formation. Oil production for August 1996 averaged approximately 487 barrels of oil per day, net to the Company's interest.

     OTHER OPERATING AREAS

     In addition to the Company's core operating areas, the Company has producing properties and reserves in other areas. The Company seeks to manage these properties and reserves in a manner which maximizes cash flow available for reinvestment in the Company's primary areas.

     A description of American Exploration's significant properties in other areas follows.

     Bowdoin Field. The Bowdoin Field is located in northern Montana in Phillips and Valley Counties. The structure was discovered in 1913 by using surface geology. Gas is trapped in over 400 feet of closure in sandstones at depths less than 1,500 feet. The Company owns an average net working interest of 17% in approximately 500 active wells. The estimated reserve life is greater than thirteen years, and another 245 proved undeveloped locations have been identified, which the Company intends to drill as necessary to maintain production capacity at current levels.

     Gas produced from the Bowdoin Field is sold under a life of lease contract to KN Gas Supply Services, Inc., a subsidiary of KN Energy, Inc. Pursuant to a 1992 settlement agreement, KN Energy, Inc. prepaid the Company approximately $2.0 million which was used to repay a long-term production payment that burdened the field. The Company realized an average price of $3.59 per Mcf for gas produced from this field during

1995. In February 1995, the Company was served with a lawsuit requesting a reduction of the contract price to market levels. See "-- Legal Proceedings."

     Bradshaw Field. The Bradshaw Field encompasses approximately 250 square miles and is located approximately ten miles northwest of the Hugoton Field in Hamilton County, Kansas. The field produces gas from the Winfield, Fort Riley and Towanda sands of the Chase Group at depths ranging from 2,600 feet to 2,900 feet. The Company operates 148 active wells with an average net working interest of 87%. In late 1995, the Company and a subsidiary of KN Energy, Inc., the gas gatherer in the field, installed additional compression and pipeline facilities in the field so as to increase production capacity. During the first six months of 1996, the Company completed 11 gross (9 net) development wells in the field and completed workovers on three wells. This activity has increased the Company's net gas production by 60% from an average of approximately 8,000 Mcf per day in January 1996 to approximately 12,750 Mcf per day in August 1996.

     Henderson Canyon Area. The Henderson Canyon Area includes the Henderson Canyon Field and the Angus Strawn Field in Crockett County, Texas. The Company has a 34% average working interest in 73 active wells. Most of the production is from a single stratigraphically trapped sand body that has a maximum sand thickness of 160 feet. A total of twelve proved undeveloped locations have been identified for future drilling.

RESERVES

     The tables below set forth certain information concerning the proved oil and gas reserves owned by the Company as of June 30, 1996 on a historical basis and on a pro forma basis after giving effect to the September 1996 Acquisition and the 1996 Sales. The information contained in the tables is based upon (i) the quantities of reserves set forth in a reserve report prepared by Netherland, Sewell & Associates, Inc., independent petroleum engineers, as of December 31, 1995 with respect to the properties owned by the Company as of such date, (ii) adjustments to such December 31, 1995 reserves made by the Company to reflect production after such date, (iii) reserve estimates prepared by the Company, as of June 30, 1996, with respect to the properties acquired in the March 1996 Acquisition and the September 1996 Acquisition and (iv) with respect to the SEC-10 Value of the reserves, prices as of June 30, 1996, except in those instances in which fixed and determinable gas price escalations are covered by contracts. The prices used averaged $17.90 per Bbl of oil and $2.23 per Mcf of natural gas at June 30, 1996.

     There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves and in projecting future rates of production and future net cash flows. The quantities of oil and gas that are ultimately recovered, production and operating costs, the amount and timing of future development expenditures and future oil and gas sales prices may all differ from those assumed in these estimates. Reserve assessment is a subjective process of estimating recovery from underground accumulations of oil and gas that cannot be measured precisely, and estimates of other persons might differ from the data presented herein. Accordingly, reserve estimates may differ significantly from the quantities of oil and gas that are ultimately recovered. Moreover, the discounted present value shown below should not be construed as the current market value of the estimated oil and gas reserves attributable to the Company's properties. A market value determination would take into account additional factors including, but not limited to, the recovery of reserves not presently classified as proved, anticipated future changes in prices and costs and a discount factor more representative of the time value of money and the risks inherent in reserve estimates.

     Although the Company prepares an annual estimate of proved oil and gas reserves, no estimate of total proved net oil and gas reserves of the Company has been filed with or included in reports to any federal authority or agency, other than estimates previously filed with the Securities and Exchange Commission. The Company is not aware of any major discovery or the occurrence of any other favorable or adverse event since June 30, 1996 that would cause material changes in the quantities of proved reserves owned by the Company as of such date. The information in this section should be read in conjunction with the Consolidated Financial Statements of the Company, including the Notes thereto, included in this Prospectus.

     The Company's estimated proved oil and gas reserves at June 30, 1996 on a historical and pro forma basis are as follows:

                                                                    JUNE 30, 1996
                                                   -----------------------------------------------
                                                        HISTORICAL                 PRO FORMA
                                                   ---------------------     ---------------------
                                                     OIL          GAS          OIL          GAS
                                                   RESERVES     RESERVES     RESERVES     RESERVES
                                                   (MBBLS)       (MMCF)      (MBBLS)      (MBBLS)
                                                   --------     --------     --------     --------
    Proved developed.............................    9,124       114,137       8,813       105,809
    Proved undeveloped...........................    1,330        22,653       4,110        38,840
                                                     -----       -------      ------       -------
              Total proved.......................   10,454       136,790      12,923       144,649
                                                     =====       =======      ======       =======

     The Company's estimated future net cash flows from proved and proved developed oil and gas reserves at June 30, 1996 and the discounted present value of such cash flows (before income taxes) on a historical basis and pro forma basis as described above are as follows (in thousands):

                                                              JUNE 30, 1996
                                           ----------------------------------------------------
                                                 HISTORICAL                    PRO FORMA
                                           -----------------------      -----------------------
                                            PROVED       DEVELOPED       PROVED       DEVELOPED
                                           --------      ---------      --------      ---------
    1996.................................  $ 24,740(a)    $ 27,203(a)   $ 19,560(b)    $ 25,609(b)
    1997.................................    41,339(a)      41,776(a)     57,349         38,902
    1998.................................    32,883         30,393        41,087         27,212
    Remainder............................   216,298        163,735       238,571        148,102
                                           --------       --------      --------       --------
    Total future net cash flows..........  $315,260       $263,107      $356,567       $239,825
                                           ========       ========      ========       ========
    Present value before income taxes
      (discounted 10%)...................  $191,227       $169,578      $226,174       $155,263
                                           ========       ========      ========       ========

- ---------------

(a) For 1996 and 1997, estimated pre-tax future net cash flows from proved reserves are projected to be lower than estimated pre-tax future net cash flows from proved developed reserves due to capital expenditures associated with proved undeveloped reserves during 1996 and 1997 of approximately $3.6 million and $6.5 million, respectively, which are primarily for new development wells.

(b) For 1996, estimated pre-tax future net cash flows from proved reserves are projected to be lower than estimated pre-tax future net cash flows from proved developed reserves due to capital expenditures associated with proved undeveloped reserves during 1996 of approximately $15.2 million, which are primarily for new development wells.

DRILLING

     The following table sets forth the results of drilling activity by the Company for the three years in the period ended December 31, 1995 and for the six months ended June 30, 1996.

                                                                                     SIX MONTHS
                                                      YEAR ENDED DECEMBER 31,           ENDED
                                                   -----------------------------      JUNE 30,
                                                   1993(A)     1994      1995(B)        1996
                                                   -------     -----     -------     -----------
    DEVELOPMENT WELLS
    Gross:
      Productive.................................      80         89         40            19
      Dry Holes..................................       8          6          7             3
                                                    -----      -----      -----         -----
              Total..............................      88         95         47            22
                                                    =====      =====      =====         =====
    Net:
      Productive.................................   11.61      31.52      17.22          9.32
      Dry Holes..................................    2.17       1.48       2.18          0.98
                                                    -----      -----      -----         -----
              Total..............................   13.78      33.00      19.40         10.30
                                                    =====      =====      =====         =====
    EXPLORATORY WELLS
    Gross:
      Productive.................................       2          3         --             5
      Dry Holes..................................       6          3          3             7
                                                    -----      -----      -----         -----
              Total..............................       8          6          3            12
                                                    =====      =====      =====         =====
    Net:
      Productive.................................    0.28       0.14         --          1.59
      Dry Holes..................................    1.72       1.11       1.93          3.94
                                                    -----      -----      -----         -----
              Total..............................    2.00       1.25       1.93          5.53
                                                    =====      =====      =====         =====

- ---------------

(a) Drilling activity for 1993 included six (3.19 net) development wells in Canada, of which 50% were successful, and two (0.70 net) unsuccessful international exploratory wells. The Company sold its Canadian properties in mid-1993 and sold its other international interests during 1994.

(b) Development wells drilled during 1995 include nine (5.99 net) productive wells and two (1.33 net) dry holes drilled in the Sawyer Field prior to the sale of that field in July 1995.

PRODUCTION

     The following table summarizes the average prices received with respect to oil and gas produced and sold from, the net volumes of oil and gas produced and sold from and certain additional information relating to, all properties in which the Company held an interest during the three years in the period ended December 31, 1995 and for the six months ended June 30, 1996.

                                                      YEAR ENDED DECEMBER 31,
                                                  -------------------------------     JUNE 30,
                                                   1993        1994        1995         1996
                                                  -------     -------     -------     --------
    AVERAGE SALES PRICE(1):
      Gas ($/Mcf)...............................  $  1.92     $  1.90     $  1.74      $ 1.87
      Oil($/Bbl)................................    16.01       15.39       16.83       16.70
      BOE ($/BOE)...............................    12.99       12.67       12.30       13.13
    PRODUCTION DATA:
      Gas (MMcf)................................   15,336      16,241      24,450       9,830
      Oil (MBbls)...............................    1,261       1,241       1,680         887
      MBOE......................................    3,817       3,948       5,755       2,526
    AVERAGE COST ($/BOE) DATA:
      Production and operating costs(2).........  $  4.19     $  5.40     $  4.26      $ 4.04
      Taxes other than income...................     1.21        1.45        1.00        1.04
      Depreciation, depletion and
         amortization...........................     6.19        7.50        5.34        5.33

- ---------------

(1)  Prices reflect impact of hedging gains and losses.

(2) The amounts for 1993 reflect reclassifications of the Company's share of producing overhead well costs from general and administrative expense to production and operating costs in order to conform with current classifications.

PRODUCTIVE WELLS

     The following table sets forth information regarding the number of productive wells in which the Company held a working interest at June 30, 1996. Productive wells are either producing wells or wells capable of production although currently shut-in. One or more completions in the same well bore are counted as one well.

                                                                   JUNE 30, 1996
                                                                   --------------
                                                                   GROSS      NET
                                                                   -----      ---
              Oil................................................  2,562      384
              Gas................................................  2,002      367
                                                                   -----      ---
                      Total......................................  4,564      751
                                                                   =====      ===

ACREAGE

     The following table sets forth the approximate developed and undeveloped acreage in which the Company held a leasehold, mineral or other interest at June 30, 1996.

     Undeveloped acreage includes leased acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas, regardless of whether or not such acreage contains proved reserves. A gross acre is an acre in which an interest is owned by the Company. A net acre is deemed to exist when the sum of the Company's fractional ownership interests in gross acres equals one. The number of net acres is the sum of the fractional interests owned in gross acres. Included in the following table are 315,491 gross (16,297 net) developed mineral acres and 789,566 gross (90,807 net) undeveloped mineral acres, all located in the United States. A mineral acre is an acre in which the Company has a perpetual interest, as contrasted to a leased acre in which the Company's interest is typically limited to the life of production or otherwise limited in time.

                                                          DEVELOPED            UNDEVELOPED
                                                     -------------------   -------------------
                                                       GROSS       NET       GROSS       NET
                                                     ---------   -------   ---------   -------
    United States:
      Arkansas.....................................     12,703     4,111      27,127     3,817
      Kansas.......................................    157,647    68,336      24,298     6,216
      Louisiana....................................     15,133     2,045       1,554       169
      Mississippi..................................     27,092     4,274     178,428    45,373
      Montana......................................    254,613    33,193     155,535    52,237
      New Mexico...................................     16,366     3,020     272,438    38,416
      North Dakota.................................     19,929     1,620       7,007       599
      Oklahoma.....................................    163,328    22,661     112,700    12,667
      Texas........................................    338,705    41,954     421,769    37,806
      Utah.........................................      5,002     1,820      21,160     6,123
      Wyoming......................................      8,505     2,318      14,774     2,308
      Eleven other states..........................     13,462     4,926      55,984    12,152
      Gulf of Mexico...............................     71,534    15,457      76,515    28,788
                                                     ---------   -------   ---------   -------
              Total United States..................  1,104,019   205,735   1,369,289   246,671
                                                     ---------   -------   ---------   -------
    International:
      Canada (a)...................................     22,240       112     149,055       658
      New Zealand (a)..............................         --        --     725,992    32,307
                                                     ---------   -------   ---------   -------
              Total International..................     22,240       112     875,047    32,965
                                                     ---------   -------   ---------   -------
              Total................................  1,126,259   205,847   2,244,336   279,636
                                                     =========   =======   =========   =======

- ---------------

(a) Acreage relates to overriding royalty interests.

TITLE TO PROPERTIES

     The Company's properties are subject to customary royalty interests, liens incident to operating agreements, liens for current taxes and other burdens, including other mineral encumbrances and restrictions. The Company does not believe that any of these burdens materially interfere with the use of such properties in the operation of its business. In addition, substantially all of the properties in which the Company or its subsidiaries own a direct interest are subject to mortgages granted to secure credit facilities.

     A thorough examination of title has been performed with respect to substantially all of the Company's producing properties, and the Company believes that it generally holds satisfactory title to such properties. As is customary in the oil and gas industry, little or no investigation of title is made at the time of acquisition of undeveloped properties (other than a preliminary review of local mineral records). Investigations of title are generally made before commencement of drilling operations and, in most cases, include the receipt of a title opinion of local counsel.

FOREIGN AND DOMESTIC OPERATIONS

     The Company's only industry segment is oil and gas exploration and production. Since mid-1993, all of the Company's operations have been conducted in the United States. Certain information concerning the Company's operations by geographic area is set forth in Note 16 to the Consolidated Financial Statements included in this Prospectus, which information is incorporated herein by reference.

OIL AND GAS MARKETING AND COMPETITION

     The natural gas produced from the Company's properties is generally sold at the wellhead under contracts which provide for market-sensitive pricing. The price of natural gas is influenced by many factors including the state of the economy, weather and competition from other fuels, including oil and coal. The Company's revenues, cash flows and the value of its gas reserves are all affected by the level of gas prices.

     The crude oil and condensate produced from the Company's properties are generally sold to other companies at field prices posted by the principal purchasers of crude oil in the areas where such properties are located. As is customary in the industry, this production is generally sold pursuant to short-term contracts.

     In the year ended December 31, 1995, sales to Enron Corp. and certain subsidiaries of KN Energy, Inc. accounted for approximately 19% and 10%, respectively, of the Company's oil and gas revenues. Because of the availability of other customers, management does not believe that the loss of any single customer would adversely affect the Company's operations.

     The oil and gas industry is highly competitive. Major oil and gas companies, independent producers, drilling and production purchase programs and individual producers and operators are active competitors for desirable oil and gas properties, as well as for the equipment and labor required to develop and operate such properties. Many competitors have financial resources, staffs and facilities substantially larger than those of the Company. The availability of a ready market for the oil and gas production of the Company depends in part on the cost and availability of alternative fuels, the level of consumer demand, the extent of other domestic production of oil and gas, the extent of imports of foreign oil and gas, the cost of and proximity to pipelines and other transportation facilities, regulations by state and federal authorities and the cost of complying with applicable environmental regulations.

EMPLOYEES

     As of March 1, 1996, the Company had 173 full-time employees, none of whom is represented by any labor union.

REGULATION

     The following discussion of the regulation of the oil and gas industry is necessarily brief and is not intended to constitute a complete discussion of the various statutes, rules, regulations or governmental orders which affect the Company or to which operations of the Company may be subject.

     Federal Regulation of Natural Gas. Certain sales and the transportation of natural gas in interstate commerce are regulated under various federal laws including, but not limited to, the Natural Gas Act of 1938 ("NGA") and the Natural Gas Policy Act of 1978 ("NGPA"), both of which are administered by the Federal Energy Regulatory Commission ("FERC"). Under these acts, producers and marketers have historically been required to obtain from the FERC certificates to make so-called "first sales" and abandonment authority to discontinue such sales. Additionally, first sales have been subject to maximum lawful price regulation. However, the NGPA provided for phased-in price deregulation of most new gas production and, as a result of the enactment of the Natural Gas Wellhead Decontrol Act of 1989, the remaining regulations imposed by the NGA and the NGPA with respect to first sales, including price controls and certificate and abandonment authority regulations, were terminated on January 1, 1993. FERC jurisdiction over transportation and over sales other than first sales has not been affected, although the FERC has effectively deregulated even these non-first sales by granting the pipeline companies and local distribution companies so-called "blanket certificates" to make sales at negotiated market prices.

     Commencing in the mid-1980's, the FERC promulgated several orders designed to make gas markets more competitive by, among other things, inducing or requiring interstate natural gas pipeline companies to provide transportation services on an open and nondiscriminatory basis. These orders have had a profound influence upon natural gas markets in the United States and have, among other things, encouraged many new marketing entities to enter the market and fostered the development of a large spot market for gas.

     In April 1992, the FERC issued the latest in this series of orders, Order No. 636. Order No. 636 further restructured the sales and transportation services provided by interstate pipeline companies. The FERC considered these changes necessary to improve the competitive structure between interstate pipelines and other gas merchants, including producers, and to create a regulatory framework that would allow more gas sellers to contract directly with gas buyers. Order No. 636 was implemented on a pipeline-by-pipeline basis through negotiated settlements in individual pipeline service restructuring proceedings, designed specifically to "unbundle" those services (e.g., transportation, sales and storage) provided by many interstate pipelines. As a result, in many instances, the interstate pipelines themselves are no longer wholesalers of natural gas, but instead, provide only natural gas storage and transportation services. On rehearing before the FERC, the agency made relatively minor modifications. In addition, the FERC has issued orders in individual pipeline restructuring proceedings which were the subject of further rehearing. Order No. 636 and certain related proceedings were the subject of an appeal to the United States Court of Appeals for the District of Columbia Circuit. That court recently issued its decision in the appeal of Order No. 636 and largely upheld the fundamental tenets of the order. The court's decision is still subject to further action, including potential applications for a writ of certiorari to the United States Supreme Court. In addition, several appeals in individual pipeline proceedings and as to related issues remain pending. It is therefore not possible for the Company to predict what effect, if any, the ultimate outcome of this regulatory and judicial review process will have on the FERC's open-access regulations.

     Order No. 636 does not regulate gas producers such as the Company. To date, management of the Company believes Order No. 636 has not had any significant impact on the Company as a producer or on the Company's gas marketing efforts.

     The FERC is currently considering several other rules intended to streamline its regulation of the industry and promote competition. One deals with pipeline rates. For decades, the principal methodology used to set interstate pipeline rates has been based on the actual costs to provide that service. In recent years, regulators have concluded that sufficient competition may exist in certain markets to allow a relaxation of this historic approach. In January 1996, the FERC issued a statement of policy and request for comments concerning alternatives to its traditional cost-of-service ratemaking methodology and set forth the criteria that the FERC will use to evaluate proposals to charge market-based rates for the transportation of natural gas. The FERC also requested comments on whether it should allow gas pipelines the flexibility to negotiate the terms and conditions of transportation service with prospective shippers. In another rulemaking, the FERC is considering how to alter its regulations to promote the fair and effective release and recontracting of pipeline capacity from one shipper to another, and to what extent such transactions should be regulated where the market is demonstrably competitive. In this regard, an experimental pilot program implementing certain new procedures will be implemented in the 1996-1997 winter heating season. Lastly, the FERC has issued a policy statement on how interstate pipelines can recover in rates the costs of new facilities. While the policy may affect the Company and other producer-shippers only indirectly, the policy should enhance competition in new markets and encourage the construction of gas supply laterals. As to all of these matters, the Company cannot predict what further action the FERC will take; however, the Company does not believe that it will be affected by any action taken materially differently than other natural gas producers, gatherers and marketers with which it competes.

     Commencing in May 1994, the FERC began to delineate a new gathering policy in light of Order No. 636. As a general matter, gathering, which is the transportation of gas in or near the field where produced to points of interconnect with large diameter, high pressure transportation pipelines, is exempt from the FERC's jurisdiction; however, where the gathering is performed by the interstate pipelines in association with the pipeline's jurisdictional transportation activities, the FERC retains regulatory control over the associated gathering services to prevent abuses. Except in situations in which the gatherer acts in concert with an interstate pipeline affiliate to frustrate the FERC's transportation policies, the FERC does not generally have jurisdiction. In addition, the FERC has approved several transfers proposed by interstate pipelines of gathering facilities to unregulated independent or affiliated gathering companies. The FERC's policy of approving the interstate pipeline's proposed "spindown" of its gathering facilities to an unregulated affiliate company has recently been upheld on judicial review, but the court reversed and remanded that portion of the FERC's orders by which the unregulated affiliate was obligated to continue existing gathering services to producers under "default contracts" for up to two years after spindown. It remains unclear whether the FERC will attempt to reimpose such conditions or will otherwise act in response to producer requests for additional protection against perceived monopolistic action by pipeline-related gatherers. While changes to the FERC's gathering policy affect the Company only indirectly, such changes could affect the price and availability of capacity on certain gathering facilities, and thus access to certain interstate pipelines, which, in turn, could affect the price of gas at the wellhead and in markets in which the Company competes. However, the Company does not believe that it will be affected by these changes to the FERC's gathering policy materially differently than other natural gas producers with which it competes.

     Regulation of Drilling and Production. Exploration and production operations of the Company are subject to various types of regulation at the federal, state and local levels. Such regulation includes requiring drilling permits, requiring the maintenance of bonds in order to drill or operate wells, and regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled and the plugging and abandoning of wells. The operations of the Company are also subject to various conservation regulations, including regulation of the size of drilling and spacing units or proration units, the density of wells that may be drilled and the unitization or pooling of oil and gas properties. In this regard, some states, including states in which the Company operates, allow the forced pooling or integration of lands and leases. In addition, state conservation laws establish maximum rates of production from oil and gas wells, generally prohibit the venting or flaring of gas and impose certain requirements regarding the ratability of production. The effect of these regulations is to limit the amount of crude oil and natural gas the Company can produce from its wells and the number of wells or the locations at which the Company can drill.

     Future Legislation and Regulation. The Company's business is and will continue to be affected from time to time in varying degrees by political developments and federal, state and local laws and regulations. The Company is not able to predict the terms of any future legislation or regulations that might ultimately be enacted or the effects of any such legislation or regulations on the Company.

ROYALTY MATTERS

     By a letter in May 1993 directed to thousands of producers holding interests in federal leases, the United States Department of the Interior (the "Department") announced its interpretation of certain administrative regulations to require the payment of royalties on natural gas contract settlements to resolve, among other things, take-or-pay and minimum take claims by producers against pipelines and other buyers. The Department's letter set forth various theories of liability, all founded on the Department's interpretation of the term "gross proceeds" as used in federal leases and pertinent federal regulations. In an effort to ascertain the amount of such potential royalties, the Department sent a letter to producers in 1993 requiring producers to provide data on natural gas contract settlements where gas produced from federal or Indian leases was involved in the settlement. The Company received a copy of this information demand letter and responded appropriately in May 1994. To date, the Company has received one order to pay additional royalties based on the information supplied to the Department.

     In response to the Department's action, various industry associations, including the Independent Petroleum Association of America, and others filed suit seeking an injunction to prevent the collection of royalties on natural gas contract settlement amounts under the Department's theories. At the federal district court level, the court ruled in favor of the government's position. However, on appeal to the United States Court of Appeals for the District of Columbia Circuit, the federal appellate court on August 27, 1996 overturned the lower court's opinion and held that the government's position was contrary to certain prior court precedent's and inconsistent with the government's prior position in response to those precedents. Because the appellate court's decision was by a 2 to 1 majority and because of the overall significance of the matter, it is likely that the government will seek further review by way of an application for writ of certiorari to the United States Supreme Court. Thus, notwithstanding the recent industry-favorable outcome, the Company cannot predict what further action will be taken by the appellate courts and what effect, if any, the Department's claims will have on the Company. Furthermore, even if the Department's claims are reestablished by further appellate decision, certain of the Company's natural gas contract settlements provide for the buyer to reimburse the Company for any excess or additional payments to royalty owners required as a result of the Company's receipt of the settlement amounts.

ENVIRONMENTAL MATTERS

     The Company and its operations are subject to a number of federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to the protection of the environment. These environmental provisions may, among other things, impose liabilities for the cost of pollution clean-up resulting from drilling operations, prohibit drilling on certain lands and impose restrictions on the injection of liquids into underground water sources that may, in turn, contaminate groundwater.

     The Company has conducted a review of its operations with particular attention to environmental compliance. The Company believes it has acted as a prudent operator and is in substantial compliance with environmental laws and regulations. The Company has and will continue to incur costs in its efforts to comply with these environmental standards. Although the costs incurred by the Company to date solely to comply with environmental laws and regulations have not had a material adverse effect upon capital expenditures, earnings or the competitive position of the Company, the trend toward stricter environmental laws and regulations is expected to have an increasingly significant impact on the conduct of the Company's business. The cost of expenditures to comply with evolving regulations and the related future impact on the Company's business cannot be predicted at this time because of the uncertainties regarding future environmental standards, advances in technology, the timing for expending funds and the availability of insurance and third-party indemnification. However, the Company believes that the evolving environmental standards do not affect the Company in a materially different manner from other similarly situated companies in the oil and gas industry.

OPERATING HAZARDS AND UNINSURED RISKS

     The Company's operations are subject to all of the risks normally incident to the exploration for and the development and production of oil and gas including blowouts, cratering, uncontrollable flows of oil, gas or well fluids, fires, pollution and other environmental risks. These hazards could result in substantial losses to the Company due to injury or loss of life, severe damage to or destruction of property and equipment, pollution and other environmental damage and suspension of operations. Although the Company is not fully insured against certain of these risks, it maintains insurance coverage considered to be customary in the industry.

LEGAL PROCEEDINGS

  NYLOG Litigation

     The Company and its subsidiary, American Exploration Production Company ("AEPCO" and together with the Company, the "American Parties"), along with New York Life and several of its subsidiaries, were named as defendants in a class action complaint filed in the United States District Court for the Southern District of Florida on March 18, 1996, styled Shea et al. v. New York Life Insurance Co., et al. (Civil Action No. 96-0746), alleging generally that the defendants engaged in fraudulent activities in connection with the marketing and sale of interests in, and the subsequent operation of various limited partnerships, breached implied covenants and fiduciary duties and violated various federal securities and state laws and rules. A subsidiary of New York Life ("NYLIFE") has agreed to indemnify the American Parties from and against any and all judgments or settlements entered or reached in this litigation and certain related litigation, or any subsequent lawsuits by investors in the NYLOG Programs based on substantially similar claims and factual allegations. The defendants expressly denied any wrongdoing alleged in the complaints and conceded no liability or wrongdoing. Nevertheless, to reduce the burden of protracted litigation, the defendants entered into a Stipulation of Settlement (the "Settlement Agreement") with the approval of the Florida court, providing for the liquidation of the NYLOG Programs and the release and discharge of the defendants and various other related parties. Pursuant to the Settlement Agreement, each limited partner of a limited partnership who participated in the settlement received or will receive from an affiliate of New York Life a cash payment that, together with prior distributions to such settling limited partner from such limited partnership, will result in the settling limited partner having received in the aggregate an amount at least equal to his total investment in such partnership. In July 1996, the limited partners of the NYLOG Programs approved the liquidation of the partnerships, and the Company anticipates that the sales of the properties held by NYLOG Programs will be completed during the fourth quarter of 1996.

  KN Litigation

     In February 1995, two Company affiliates were served with a lawsuit styled KN Gas Supply Services, Inc. v. American Production Partnership-V, Ltd. and Ninian Oil Finance Corp. filed in United States District Court in Denver, Colorado, requesting declaratory judgment that KN Gas Supply Services, Inc. ("KNGSS") had the right to reduce the contract price for gas produced from the Bowdoin Field to market levels from October 1, 1993 forward. KNGSS also requested declaratory judgment that it has a right to relief from the contract price due to regulatory changes, which it alleges renders the contract commercially impracticable, and that Federal Energy Regulatory Commission Order No. 636 is a condition subsequent that excuses performance under the contract. KNGSS alleges that it has overpaid the Company's affiliates and seeks a refund of approximately $5.6 million for the period through December 1995. Although the Company cannot predict the outcome of this proceeding, the Company will vigorously defend its interest in this case and does not expect the outcome of the case to have a material adverse impact on its financial position or results of operations.

     In April 1995, the Company's affiliates filed counterclaims against KNGSS in the lawsuit described above alleging that KNGSS failed to take and pay for certain minimum volumes of gas, failed to pay for certain volumes of gas taken, failed to schedule nominations and recorded improper deductions for fuel and other losses. The Company has dismissed all of its counterclaims, except for the claim alleging the improper deductions for a payment from KNGSS of approximately $2.2 million, and KNGSS dismissed its commercial impracticability and condition subsequent claims. The Company's share of the cash settlement totaled $1.7 million and is primarily reflected as oil and gas revenues in the 1995 statement of operations. A Motion for Summary Judgment was filed by the Company in July 1996 and is currently pending before the Court. Trial is currently scheduled to begin January 27, 1997.

  Other

     The Company has been named as a defendant in certain other lawsuits arising in the ordinary course of business. While the outcome of these other lawsuits cannot be predicted with certainty, the Company does not expect these other lawsuits to have a material adverse effect on the financial position, results of operations or liquidity of the Company.

                                   MANAGEMENT

     Set forth below is certain information regarding the directors and executive officers of the Company, together with their ages (as of September 26, 1996). All directors and executive officers are elected for a term of one year and serve until their successors are elected and have qualified.

             NAME                                         OFFICE                           AGE
- -------------------------------   ------------------------------------------------------   ---
Mark Andrews...................   Chairman of the Board and Chief Executive Officer        46
John M. Hogan..................   Senior Vice President and Chief Financial Officer        52
Harold M. Korell...............   Senior Vice President -- Operations                      51
Cindy L. Gerow.................   Vice President and Controller                            32
Harry C. Harper................   Vice President -- Land                                   57
Robert R. McBride, Jr. ........   Vice President -- Production Operations                  40
T. Frank Murphy................   Vice President -- Corporate Finance and Secretary        41
Elliott Pew....................   Vice President -- Exploration                            41
Harry W. Colmery, Jr. .........   Director                                                 72
Irvin K. Culpepper, Jr. .......   Director                                                 48
Walter J.P. Curley, Jr. .......   Director                                                 74
Robert M. Danos................   Director                                                 66
Phillip Frost, M.D. ...........   Director                                                 59
Peter G. Gerry.................   Director                                                 51
H. Phipps Hoffstot, III........   Director                                                 40
John H. Moore..................   Director                                                 70
Peter P. Nitze.................   Director                                                 61

     Mark Andrews, Chairman of the Board and Chief Executive Officer, founded the Company in 1980. Mr. Andrews is also a director of IVAX Corporation.

     John M. Hogan, Senior Vice President and Chief Financial Officer, who had previously served as Senior Vice President -- Finance of the Company during 1985 and 1986, rejoined the Company in August 1992. From 1987 until 1992, Mr. Hogan owned an accounting firm that provided tax, accounting and management services.

     Harold M. Korell, Senior Vice President -- Operations, joined the Company in June 1992. He was Executive Vice President of McCormick Resources, a private independent oil and gas company, from 1989 until 1992. From 1973 to 1989, Mr. Korell was with Tenneco Oil Company where he served in various positions and eventually as Vice President and Manager of Production.

     Cindy L. Gerow, Vice President and Controller, joined the Company in October 1990. She served in a number of managerial positions with responsibility for various accounting and finance functions. She was appointed Controller of the Company in April 1994 and was appointed to her current position in August 1995.

     Harry C. Harper, Vice President -- Land, joined the Company in 1990 when the Company acquired Hershey Oil Corporation. He had been Senior Vice President, Secretary and General Counsel of Hershey since 1973.

     Robert R. McBride, Jr., Vice President -- Production Operations, joined the Company in August 1992. From 1988 to 1992, he served in various capacities with British Gas plc, most recently as Exploitation Manager.

     T. Frank Murphy, Vice President -- Corporate Finance and Secretary, joined the Company in 1989. He served in a variety of financial positions until December 1991 when he was appointed Vice President -- Investor Relations. He was appointed Vice President -- Corporate Finance in March 1993 and was appointed Secretary in October 1993.

     Elliott Pew, Vice President -- Exploration, joined the Company in October 1992 as a senior geophysicist. He was appointed Vice President -- Exploration in July 1993. From 1989 to 1992, he was employed by FINA, Inc. as a division geologist and then as Exploration Manager -- South Texas Division.

     Harry W. Colmery, Jr. has served as a director of the Company since 1990. Mr. Colmery has been a Vice President of Capital Guardian Trust Company of Los Angeles since 1986.

     Irvin K. Culpepper, Jr. has served as a director of the Company since 1989 and is a Vice President of Kelso & Company, a merchant banking firm engaged in the leveraged buyout business. Mr. Culpepper joined Kelso & Company in 1988. Prior thereto, he was Vice President in charge of Private Finance for New York Life Insurance Company. Mr. Culpepper is also a director of Pepper Co., Inc. and is a director of the New York City Industrial Development Agency.

     Walter J. P. Curley, Jr. has been a director of the Company since March 1993 and previously served as a director from 1982 to 1988. Ambassador Curley was Ambassador to France from 1988 to 1992 and Ambassador to Ireland from 1974 to 1977. He is Principal of W.J.P. Curley, a venture capital company. Ambassador Curley is also a director of Sothebys Inc. and France Growth Fund, an advisory director to Paribas International and Trustee of the Frick Collection in New York City.

     Robert M. Danos was appointed as a director of the Company in September 1996. Mr. Danos retired in January 1995 from his position as President and a director of Plains Petroleum Company, an oil and gas exploration company. He served as the President from October 1994 to January 1995 and a director from 1989 to January 1995 of Plains Petroleum Company, and from January 1989 to October 1994 served as the President and Chief Operating Officer of Plains Petroleum Operating Company, its operating subsidiary. Previously, he was President of McMoRan Oil and Gas Company, President and Chief Executive Officer, Midlands Energy and Senior Vice President, KN Energy.

     Phillip Frost, M.D., has served as a director of the Company since 1983. Dr. Frost has been Chairman of the Board and Chief Executive Officer of IVAX Corporation, a pharmaceutical, medical diagnostic and specialty chemical company, since March 1987. He is the Vice Chairman of the Board of Directors of North American Vaccine, Inc. Dr. Frost was also Chairman of the Department of Dermatology of Mount Sinai Medical Center of Greater Miami from 1972 to 1990. He is also a director of NAPRO Therapeutics, Inc. and Whitman Education Group, Inc. Dr. Frost is a trustee of the University of Miami and a governor of the AMEX.

     Peter G. Gerry has been a director of the Company since 1983. He has served as Managing Director of Sycamore Management Corporation, an investment management firm, since 1990. Mr. Gerry is also Chairman of Seven Up/RC Bottling Company of Southern California, Inc. and is a former President of Citicorp Venture Capital Ltd. and director of Pond Hill Homes, Ltd.

     H. Phipps Hoffstot, III has served as a director of the Company since 1983. Mr. Hoffstot is Chief Financial Officer of Pittsburgh History & Landmarks Foundation and subsidiaries. Mr. Hoffstot has also been engaged as a private investor, since 1979.

     John H. Moore was appointed as a director of the Company in 1989. He has been primarily engaged as a petroleum consultant, since 1988. Mr. Moore was Chairman of the Board and Chief Executive Officer of Ladd Petroleum Corporation from 1986 to 1988. He is also a former director of First Interstate Bank of Denver and is a former director of General Atlantic Resources.

     Peter P. Nitze has served as a director of the Company since 1983. He has served as Chairman of Nitze-Stagen & Company, Inc., a real estate and financial consulting firm, since 1970.

     The Board of Directors of the Company has four standing committees: the Executive Committee, the Audit Committee, the Compensation Committee and the Nominating Committee. During 1995, the Executive Committee was composed of Messrs. Andrews, Culpepper, Gerry, Moore and Nitze; the Audit Committee was composed of Messrs. Nitze, Gerry and Moore; the Compensation Committee was composed of Messrs. Culpepper and Hoffstot and Ambassador Curley; and the Nominating Committee was composed of Messrs. Nitze, Andrews and Moore and Ambassador Curley.

         SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

     The table below sets forth information concerning (i) the only persons known by the Company, based on statements filed by such persons pursuant to
Section 13(d) or 13(g) of the Exchange Act, to own beneficially in excess of 5% of the Common Stock as of March 31, 1996 and (ii) the shares of Common Stock beneficially owned, as of March 31, 1996, by each director, the Chief Executive Officer and the four other most highly compensated officers who were serving at the end of the Company's last fiscal year and all directors and executive officers as a group. Pursuant to Rule 13d-3(d)(1) under the Exchange Act, the table includes shares of Common Stock that can be acquired through the exercise of options, warrants or convertible securities within 60 days. The percent of the class owned by each such person has been computed assuming the exercise of all such options, warrants and convertible securities deemed to be beneficially owned by such person, and assuming that no options, warrants or convertible securities held by any other person have been exercised. Except as indicated, each individual has sole voting power and sole investment power over all shares listed opposite his name.

                                                                 NUMBER OF
                                                                  SHARES             PERCENT
                                                              OF COMMON STOCK        OF CLASS
                                                              ---------------        --------
General Electric Pension Trust...............................    1,995,559(1)          16.4
3003 Summer Street
Stamford, Connecticut 06904
New York Life Insurance Company..............................    1,148,196(2)           9.6
51 Madison Avenue
New York, New York 10010
Massachusetts Mutual Life Insurance Company..................      962,854(3)           7.9
1295 State Street
Springfield, Massachusetts 01111
UNUM Corporation.............................................      799,438(4)           6.8
2211 Congress Street
Portland, Maine 04122
Mark Andrews.................................................      255,276(5)           2.1
Harry W. Colmery, Jr.*.......................................        9,507               **
Irvin K. Culpepper, Jr.*.....................................        2,500               **
Walter J.P. Curley, Jr.*.....................................       13,500               **
Robert M. Danos..............................................        1,000               **
Phillip Frost, M.D.*.........................................      224,446(6)           1.9
Peter G. Gerry*..............................................        3,625               **
H. Phipps Hoffstot, III*.....................................       59,113(7)            **
John H. Moore*...............................................        4,031               **
Peter P. Nitze*..............................................       42,009(8)            **
John M. Hogan................................................       28,781(9)            **
Harold M. Korell.............................................       45,662(10)           **
Robert R. McBride, Jr. ......................................        9,553(11)           **
Steven L. Mueller............................................       11,837(12)           **
All directors and executive officers as a group (18
  persons)...................................................      746,924(13)          6.3

- ---------------

   * Amounts include 2,500 shares issuable upon exercise of stock options.

  ** Less than one percent.

 (1) Includes 333,333 shares of Common Stock issuable upon conversion of the Convertible Preferred Stock, represented by 200,000 depositary shares (the "Depositary Shares"), each representing a 1/200 interest in a share of the Convertible Preferred Stock.

 (2) Includes 166,667 shares issuable upon conversion of Convertible Preferred Stock represented by 100,000 Depositary Shares.

 (3) Includes 629,500 shares of Common Stock and 333,354 shares issuable upon exercise of warrants to purchase Common Stock.

 (4) Based upon a Schedule 13G, as amended, filed by UNUM Corporation with the Securities and Exchange Commission (the "Commission" or the "SEC").

 (5) Includes 55,348 shares held directly or indirectly by Mr. Andrews' children and a company of which Mr. Andrews' wife is a principal shareholder and a director, and as to which shares he disclaims beneficial ownership. Also includes 47,050 shares issuable upon exercise of stock options and 1,420 shares allocated to Mr. Andrews under the 401(k) Plan.

 (6) Includes 40,000 Depositary Shares.

 (7) Includes 40,113 shares over which Mr. Hoffstot shares investment and voting power and as to which shares he disclaims beneficial ownership.

 (8) Includes 28,842 shares owned by general partnerships of which Mr. Nitze is a general partner and over which he shares voting and investment power and 4,000 Depositary Shares.

 (9) Includes 10,812 shares issuable upon exercise of stock options, and 531 shares allocated to Mr. Hogan under the 401(k) Plan.

(10) Includes 1,000 Depositary Shares, 20,812 shares issuable upon exercise of stock options, and 374 shares allocated to Mr. Korell under the 401(k) Plan.

(11) Includes 4,437 shares issuable upon exercise of stock options, and 386 shares allocated to Mr. McBride under the 401(k) Plan.

(12) Includes 4,437 shares issuable upon exercise of stock options, and 1,587 shares allocated to Mr. Mueller under the 401(k) Plan.

(13) These shares include, for all executive officers other than the Chief Executive Officer and the four other most highly compensated officers, 15,649 shares issuable upon exercise of stock options, and 5,839 shares allocated to officers under the 401(k) Plan.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth certain information with respect to the compensation for the years 1995, 1994 and 1993 for the Company's Chief Executive Officer and the four highest paid executive officers other than the Chief Executive Officer who were serving at the end of the Company's last fiscal year. All 1993 and 1994 share amounts and prices are adjusted for the 1995 one-for-ten reverse stock split of the Common Stock.

                                                              LONG-TERM COMPENSATION
                                                                      AWARDS
                                                             -------------------------
                                                                          SECURITIES
                                                                          UNDERLYING
                                     ANNUAL COMPENSATION     RESTRICTED OPTIONS/SAR'S
         NAME AND                    --------------------     STOCK     (OPTION UNITS)      ALL OTHER
    PRINCIPAL POSITION       YEAR     SALARY      BONUS      AWARDS(1)     (SHARES)      COMPENSATION(2)
- ---------------------------  ----    --------    --------    --------   --------------   ---------------
Mark Andrews...............  1995    $286,662    $200,000        None        120,000(3)     $   6,900
Chairman and Chief           1994     270,000      75,000        None           None          210,316
Executive Officer            1993     270,000      60,000    $430,513         68,200(4)       147,919
John M. Hogan..............  1995     189,583     100,000        None         20,000(3)         1,050
Senior Vice President and    1994     175,000      65,000        None           None            5,437
Chief Financial Officer      1993     150,000      50,000     146,766         23,250(4)         1,318
Harold M. Korell...........  1995     202,500     100,000        None         60,000(3)         1,050
Senior Vice President --     1994     190,000      50,000        None           None            5,437
Production                   1993     183,413      57,000     146,766         23,250(4)         1,318
Robert R. McBride, Jr......  1995     140,000      35,000        None         10,000(3)         1,050
Vice President --            1994     140,000      30,000        None           None            2,261
Production Operations        1993     137,804      28,000      48,922          7,750(4)         1,050
Steven L. Mueller..........  1995     140,000      35,000        None         10,000(3)         1,050
Vice
  President -- Exploitation  1994     140,000      30,000        None           None            2,512
                             1993     137,804      28,000      48,922          7,750(4)         1,050

- ---------------

(1) Granted in October 1993 under the Company's 1983 Plan. One-third of the shares vested on the second anniversary of the grant, one-third of the shares vested on the third anniversary of the grant and one-third of the shares will vest on the fourth anniversary of the grant. The total number of shares of Restricted Common Stock held by the named officers as of December 31, 1995 and the total value thereof based on the $13.125 per share closing price of the Common Stock on the AMEX at the grant date were as follows: Mr. Andrews -- 34,100 shares: $447,563; Mr. Korell -- 11,625 shares: $152,578;
    Mr. Hogan -- 11,625 shares: $152,578; Mr. McBride -- 2,583 shares: $33,901 and Mr. Mueller -- 3,870 shares: $50,859. The aggregate number and value of all Restricted Common Stock Awards totaled 79,725 shares and $1,046,391. To the extent paid on shares of Common Stock, dividends will also be paid on Restricted Common Stock.

(2) All other compensation for 1995 consisted of the following: (i) Company contributions to the 401(k) Plan of $1,050 for each of the named officers; and (ii) Company-paid life insurance premiums for Mr. Andrews of $5,850.

(3) Amounts represent options granted under the 1994 Plan which was approved by stockholders at the 1995 Annual Meeting. The numbers of options granted under the 1994 Plan were as follows: Mr. Andrews -- 40,000 shares; Mr.
    Hogan -- 20,000 shares; Mr. Korell -- 20,000 shares; Mr. McBride -- 10,000 shares; and Mr. Mueller -- 10,000 shares. In addition, Mr. Andrews was permitted to purchase up to 10,000 shares of Common Stock, the purchase of which would provide options with a $12.50 exercise price at a rate of eight options for each share of Common Stock purchased during a specified period. Mr. Andrews has purchased the full 10,000 shares. In addition, Mr. Hogan and Mr. Korell were each permitted to purchase up to 5,000 shares of Common Stock, the purchase of which would provide options with a $12.50 exercise price at a rate of eight options for each share of Common Stock purchased during a specified period. Mr. Hogan elected not to purchase shares and Mr. Korell has purchased the full 5,000 shares.

(4) Amounts represent option units granted in October 1993 under the Company's Phantom Plan. One quarter of the option units vest on each anniversary of the grant. In June 1995, the option units were converted to options with the same option price and vesting period as the original option units.

OPTION/SAR GRANTS

     The following table sets forth certain information with respect to options granted under the 1994 Plan.

                                                                                    POTENTIAL REALIZABLE
                                                                                      VALUE AT ASSUMED
                                              % OF TOTAL                            ANNUAL RATES OF STOCK
                                                OPTIONS                              PRICE APPRECIATION
                                   NUMBER     GRANTED TO    EXERCISE                      FOR TERM
                                 OF OPTIONS   PARTICIPANTS   PRICE     EXPIRATION   ---------------------
       NAME AND POSITION          GRANTED       IN 1995     ($/UNIT)    DATE(1)        5%          10%
- -------------------------------  ----------   -----------   --------   ----------   ---------   ---------
Mark Andrews(2)................    120,000       27.5%       $12.50    10/31/2004   $2,443,342  $3,890,614
  Chairman of the Board and
  Chief Executive Officer
John M. Hogan(3)...............     20,000        4.6%        12.50    10/31/2004      407,224     648,436
  Senior Vice President and
  Chief Financial Officer
Harold M. Korell(4)............     60,000       13.7%        12.50    10/31/2004    1,221,671   1,945,307
  Senior Vice President --
  Operations
Robert R. McBride, Jr. ........     10,000        2.3%        12.50    10/31/2004      203,612     324,218
  Vice President -- Production
  Operations
Steven L. Mueller..............     10,000        2.3%        12.50    10/31/2004      203,612     324,218
  Vice
  President -- Exploitation

- ---------------

(1) Granted on November 1, 1994 subject to stockholder approval which was received on June 13, 1995. No more than one quarter of the options vest on each anniversary date of the grant; the options remain outstanding for a period of 10 years.

(2) Includes 80,000 options awarded to Mr. Andrews with a $12.50 exercise price at a rate of eight options for each share of Common Stock purchased during a specified period. Mr. Andrews has purchased the full 10,000 shares of Common Stock.

(3) In addition, Mr. Hogan was awarded up to 40,000 options with a $12.50 exercise price at a rate of eight options for each share of Common Stock purchased during a specified period. Mr. Hogan elected not to exercise his right to purchase shares of Common Stock.

(4) Includes 40,000 options awarded to Mr. Korell with a $12.50 exercise price at a rate of eight options for each share of Common Stock purchased during a specified period. Mr. Korell has purchased the full 5,000 shares of Common Stock.

     In addition to the options granted above, at the election of the employees, the employees were permitted to convert their remaining option units granted under the Phantom Plan in 1993 to Incentive Stock Options under the 1994 Plan to the extent permitted and Nonqualified Stock Options at the original option unit price. The options will vest at the same rate as the option units with a term of ten years from the original option units award date. The 1994 Plan was approved at the 1995 Annual Meeting and approximately 154,113 additional options were issued under the 1994 Plan, including 113,775 options to the Executive Group and 40,338 to the Non-Executive Officer Employee Group. See Summary Compensation Table for option units granted under the Phantom Plan.

AGGREGATED OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUE TABLE

     The following table provides information with respect to the unexercised options to purchase the Common Stock held by the executive officers named in the Summary Compensation Table at December 31, 1995. None of these executive officers exercised any stock options during 1995.

    AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END
                               OPTION/SAR VALUES


                                                            NUMBER OF                VALUE OF
                                                            SECURITIES             UNEXERCISED
                                                            UNDERLYING             IN-THE-MONEY
                                                           UNEXERCISED            OPTIONS/SAR'S
                                                        OPTIONS/SAR'S HELD        AT DECEMBER 31,
                                                        AT DECEMBER 31, 1995           1995 (1)
                                                     ------------------------- -------------------------
                       NAME                          EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
- ---------------------------------------------------  ----------- ------------- ----------- -------------
Mark Andrews.......................................    83,550     126,600         $ 0        $ 0
Harold M. Korell...................................    42,687      62,250           0          0
John M. Hogan......................................    28,687      31,250           0          0
Robert R. McBride, Jr..............................    10,312      13,000           0          0
Steven L. Mueller..................................    10,312      13,000           0          0

- ---------------

(1) Based on the closing price of the Common Stock on the AMEX on December 31, 1995 of $11.375.

AGREEMENTS WITH CERTAIN EXECUTIVE OFFICERS AND KEY EMPLOYEES

     After consultations by the Compensation Committee with its independent compensation consultant regarding current practices by companies surveyed by such consultant with respect to severance and employment agreements, upon the Committee's recommendation, the Company has entered into new severance agreements with eight of its executive officers and key employees and an employment agreement with the Chief Executive Officer providing for certain payments and other benefits upon the involuntary termination of the employment of such persons, including their constructive termination following a Change in Control, as defined in such agreements, of the Company. The severance and employment agreements are intended to promote the retention of such persons in the service of the Company by providing them with an extra measure of financial security. The agreements provide that, upon involuntary termination, Mark Andrews, the Chief Executive Officer, shall receive cash payments equal to three times an amount equal to the sum of his base annual salary plus the average amount of the bonuses paid to him in the last three fiscal years of the Company; each of John Hogan and Harold Korell, Senior Vice Presidents, shall receive cash payments equal to two times (three times in the event of a Change in Control) an amount equal to the sum of their respective base annual salaries plus the average amount of the bonuses paid to each individual in the last three fiscal years of the Company; and each of Cindy Gerow, Harry Harper, Robert McBride, Steve Mueller, Frank Murphy and Elliott Pew, Vice Presidents, shall receive cash payments equal to one times (two times in the event of Change in Control) an amount equal to the sum of their respective base annual salaries plus the average of the bonuses paid to each individual in the last three fiscal years of the Company. Such persons will also receive: (i) six months of medical and dental insurance benefits (except the disability coverage) at the expense of the Company followed by 18 months of reimbursement for payments made by such persons for medical and dental insurance continuation coverage in connection with rights conferred under the Consolidated Omnibus Budget Reconciliation Act of 1985, (ii) vesting of awards under the Company's stock compensation plans and Phantom Plan and (iii) extension by six months of the exercise period for options. In addition to the termination benefits described above, the employment agreement with Mr. Andrews: (i) provides for an initial term of three years which automatically renews for one year periods unless the Board of Directors gives written notice or the agreement is otherwise terminated in accordance with its provisions, (ii) summarizes Mr. Andrews' duties, which may be changed with the mutual consent of the Board of Directors and Mr. Andrews, (iii) sets his base salary at $310,000, (iv) entitles him to participate in the bonus and other benefits plans available to executives of the Company, (v) entitles him to $2,500,000 of life insurance at the Company's expense and (vi) provides that Mr. Andrews may, under certain circumstances, perform post-employment consulting services and receive a reduced severance payment. The agreements do not provide for any benefits in the event of a termination for cause. The severance agreements provide for reduction of benefits under certain circumstances to avoid excise tax under
Section 4999 of the Internal Revenue Code of 1986, as amended.

COMPENSATION OF DIRECTORS

     Each director, other than Mr. Andrews, received compensation of $2,000 per year for his services as a member of the Board of Directors. Effective July 1995, this amount was increased to $10,000 per year payable quarterly beginning with the third quarter of 1995. In addition, each director, other than Mr. Andrews, receives $1,000 for each Board or Committee meeting attended and is reimbursed for certain expenses incurred in attending meetings of the Board of Directors and committees thereof. Each Committee chairman also receives $10,000 per year payable quarterly.

     In addition, each director, other than Mr. Andrews, receives an initial award of 2,500 stock options in his initial year of service, and receives annual awards of 500 stock options, pursuant to the 1994 Stock Compensation Plan for as long as he remains a director.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     New York Life, the beneficial owner of 9.6% of the outstanding Common Stock, as calculated pursuant to Rule 13d-3(d)(1) under the Exchange Act, and one of its wholly owned subsidiaries were investors in the APPL Programs which were dissolved in 1995. Further, in April 1994, New York Life established a $40.0 million nonrecourse secured credit facility in favor of a wholly owned subsidiary of the Company to be used to acquire interests in the APPL Programs. Under the terms of the facility, the Company's subsidiary paid a commitment fee of $200,000 and financing fees of 1.25% of funds advanced and advances accrue interest at rates varying from 3% to 6% over the 30-day AI/PI commercial paper rate over the one-year term of borrowings under the facility. During 1994, the Company's subsidiary borrowed approximately $32.0 million under this facility and made interest and financing fee payments aggregating $1.4 million. In early 1995, this facility was retired using existing capacity on the Company's bank credit facility.

     In mid-1990, the Company agreed to act as liquidator for New York Life in connection with New York Life's investment in a partnership managed by another oil company. In December 1993, the Company and New York Life's subsidiary, New York Life Resources, Inc., formed Ancon Partnership Ltd., a Texas limited partnership ("Ancon"), into which New York Life Resources, Inc., as a limited partner, contributed these properties and the Company, as general partner, purchased a 20% interest for $1.5 million. In May 1995, New York Life and certain affiliates transferred certain of its limited partner's interests in the APPL Programs to Ancon. The Company acquired a 20% interest in these properties for approximately $6.7 million in cash. The Company anticipates that New York Life and various affiliates will contribute additional properties to Ancon. The Company is obligated to purchase a 1% interest in such additional properties and will have the option to purchase an additional 19% interest therein.

     In connection with litigation relating to the NYLOG Programs (see
"Business -- Legal Proceedings"), the Company, a subsidiary of the Company and a subsidiary of New York Life ("NYLIFE") entered into an indemnity agreement (the "Indemnity Agreement"), pursuant to which NYLIFE agreed to indemnify the Company and the Company's subsidiary (the "American Parties") from and against any and all judgments or settlements entered or reached in such litigation or any subsequent lawsuits by investors in the NYLOG Programs, based on claims and factual allegations substantially similar to those contained in the original complaints filed. Pursuant to the Indemnity Agreement, NYLIFE has assumed control of the joint defense of this litigation at NYLIFE's expense. Additionally, pursuant to the Indemnity Agreement, in connection with the liquidation sale of the assets of the NYLOG Programs, the American Parties will be allocated only 5% (which represents the American Parties' initial capital contribution percentage) of revenues and net proceeds from the sale of properties effective from and after February 1, 1996.

     In connection with the stock purchase program adopted by the Compensation Committee pursuant to which members of management were granted Restricted Common Stock and option units based, in the case of senior management, upon the number of shares of Common Stock acquired, the Company permitted senior officers the right to finance with the Company a portion of the shares acquired. In this connection, Mr. Andrews, along with four other members of senior management, financed a portion of the shares acquired. The total amount outstanding of all such loans as of December 31, 1995 was $66,171, with Mr. Andrews' borrowings totaling $32,502. These loans bear interest at the applicable federal rate of 3.91% provided by Section 1274(d) of the Internal Revenue Code of 1986, as amended, and are payable semi-monthly over three years with final payment due in October 1996. Mr. Andrews subsequently repaid his loan in early 1996.

     During 1995, Nitze-Stagen & Company, Inc., of which Peter P. Nitze, a director of the Company, is Chairman, performed financial consulting services for the Company. The Company paid this company $20,000 for such services rendered during 1995. During 1995, the Company paid John H. Moore, a director of the Company, $11,250 for petroleum consulting services. O. Donaldson Chapoton, a director of the Company through June 1995, is a partner in the law firm of Baker and Botts, L.L.P. During 1995, Baker and Botts, L.L.P. received $285,000 from the Company for legal services which it provided to the Company, although Mr. Chapoton has no direct or indirect material interest in such amount.

                          DESCRIPTION OF CAPITAL STOCK
PREFERRED STOCK

     The Company's Restated Certificate of Incorporation (the "Restated Certificate") authorizes the Company to issue, without any action on the part of its stockholders, an aggregate of 100,000 shares of preferred stock, par value $1.00 per share. The Board of Directors has authority to divide such preferred stock into one or more series and has broad authority to fix and determine the relative rights and preferences, including the voting rights, of the shares of each such series. As of September 23, 1996, an aggregate of 85,000 shares of preferred stock of the Company had been reserved for issuance upon exercise of the Rights described below under "-- Stockholder Rights Plan."

     In addition, the Company's currently outstanding Convertible Preferred Stock represents 4,000 shares of preferred stock. In December 1993, the Company privately placed 800,000 Depositary Shares, each representing a 1/200 interest in a share of the Convertible Preferred Stock. The Convertible Preferred Stock has a stated value of $5,000 per share, with dividends payable quarterly at the annual rate of $450 per share. The Convertible Preferred Stock is convertible at any time at the option of the holders into shares of Common Stock at a conversion price of $15.00 per share, subject to adjustment in certain circumstances. Beginning December 31, 1997, the Convertible Preferred Stock will be redeemable at the option of the Company, in whole or in part, at any time. The initial redemption price is $5,270 per share, declining ratably on December 31 of each year to a redemption price of $5,000 per share on and after December 31, 2003, plus accrued and unpaid dividends.

     The Convertible Preferred Stock has a special conversion right that becomes effective upon the occurrence of certain types of significant transactions affecting ownership or control of the Company. If the special conversion right becomes effective, the then-prevailing conversion price would be reduced to the market value of the Common Stock, not to be reduced below a minimum conversion price of $11.25 per share of Common Stock.

COMMON STOCK

     As of September 23, 1996, the Company was authorized to issue 50,000,000 shares of Common Stock. As of September 23, 1996, an aggregate of 11,807,741 shares were outstanding and an aggregate of 4,390,961 shares were reserved for issuance upon exercise of outstanding options and warrants and upon conversion (including conversion pursuant to special conversion rights) of the Convertible Preferred Stock. All shares of Common Stock have equal rights to participate in dividends and, in the event of liquidation, assets, subject to all preferences established with respect to the Company's preferred stock. Each holder of Common Stock is entitled to one vote for each share held on all matters submitted to a vote of stockholders. The Common Stock does not have cumulative voting rights. Shares of Common Stock carry no conversion, preemptive or subscription rights and are not subject to redemption. All outstanding shares of Common Stock are fully paid and nonassessable. The Company currently pays no dividends on Common Stock but is authorized to pay such dividends when, as and if declared by the Board of Directors. Dividends may be declared in the discretion of the Board of Directors from funds legally available therefor, subject to restrictions in the Company's Credit Agreement and the agreements relating to its Subordinated Notes.

     The transfer agent and registrar of the Common Stock is Keycorp Shareholder Services, 1201 Elm Street, Dallas, Texas 75270.

STOCKHOLDER RIGHTS PLAN

     General. In September 1993, the Board of Directors declared a distribution of one right ("Right") for each outstanding share of Common Stock outstanding to stockholders of record at the close of business on October 8, 1993 and for each share of Common Stock issued by the Company (including shares issued upon conversion of the Convertible Preferred Stock) thereafter and prior to the Distribution Date (as described below). Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share (a "Unit") of Series B Preferred Stock, par value $1.00 per share (the "Series B Preferred Stock"), at a purchase price of $7.50 per Unit, subject to adjustment (the "Purchase Price"). The following summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement between the Company and Society National Bank dated September 28, 1993 (the "Rights Agreement"), as supplemented by the Amendment to Rights Agreement dated August 3, 1994, copies of which have been filed with the Commission as exhibits to the Company's Current Reports on Form 8-K dated September 28, 1993, and August 31, 1994, respectively.

     The Rights Agreement. Initially, a Right will attach to each certificate representing a share of outstanding Common Stock, and no separate certificates for the Rights ("Rights Certificates") will be distributed. Each Right will separate from the Common Stock and a "Distribution Date" will occur upon the earlier of (i) ten business days following a public announcement that a Person (as such term is defined in the Rights Agreement) or group of affiliated or associated persons (other than the Company, any subsidiary of the Company or any employee benefit plan of the Company or such subsidiary or certain former investors in certain of the Company's institutional oil and gas programs by virtue of their exchange of interests in such programs for Common Stock) (an "Acquiring Person") has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of 15% or more of the then outstanding shares of Common Stock (the date of the announcement being the "Stock Acquisition Date"), and (ii) ten business days (or such later date as may be determined by action of the Board of Directors before any person becomes an Acquiring Person) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 30% or more of the then outstanding shares of Common Stock.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on the tenth anniversary of the Rights Agreement unless earlier redeemed by the Company as described below.

     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.

     In the event that (i) the Company is the surviving corporation in a merger with an Acquiring Person and shares of Common Stock remain outstanding, (ii) a Person becomes the beneficial owner of 15% or more of the then outstanding shares of Common Stock, (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement or (iv) during such time as there is an Acquiring Person, an event occurs that results in such Acquiring Person's ownership interest being increased by more than 1% (e.g., by means of a reverse stock split or recapitalization), then, in each such case, each holder of a Right will thereafter have the right to receive, upon exercise, Units of Series B Preferred Stock (or, in certain circumstances, Common Stock, cash, property or other securities of the Company) having a value equal to two times the amount payable upon exercise of the Right. The amount payable upon exercise is the then current Purchase Price multiplied by the number of Units of Series B Preferred Stock issuable upon exercise of a Right immediately prior to the events described in this paragraph. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or were (under certain circumstances specified in the Rights Agreement), beneficially owned by any Acquiring Person will be null and void.

     In the event that at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction and the Company is not the surviving corporation (other than a merger described in the preceding paragraph), (ii) any Person consolidates or merges with the Company and all or part of the Common Stock is converted or exchanged for securities, cash or property of any other Person or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as described above) will thereafter have the right to receive, upon exercise, common stock of the Acquiring Person having a value equal to two times the amount payable upon exercise of the Right.

     The amount payable, and the number of Units of Series B Preferred Stock issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution upon the occurrence of certain events.

     At any time until ten business days following the Stock Acquisition Date, a majority of the Independent Directors (as such term is defined in the Rights Agreement) may redeem the Rights in whole, but not in part, at a price of $.10 per Right, subject to adjustment upon the occurrence of certain events (the "Redemption Price"), payable, at the election of such majority of the Independent Directors, in cash or shares of Common Stock. Immediately upon the action of a majority of Independent Directors ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. Holders of Common Stock or of Convertible Preferred Stock may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Units of Series B Preferred Stock (or other consideration).

     Description of the Series B Preferred Stock. The Units of Series B Preferred Stock that may be acquired upon exercise of the Rights will be nonredeemable and subordinate to any other shares of preferred stock that may be issued by the Company. Each Unit of Series B Preferred Stock will have a minimum preferential quarterly dividend of $0.01 per Unit or any higher per share dividend declared on the Common Stock.

     The holder of each Unit of Series B Preferred Stock will be entitled to one vote for each Unit held, voting together with the Common Stock. The holders of Units of Series B Preferred Stock, voting as a separate class, will be entitled to elect two directors if dividends on the Series B Preferred Stock are in arrears for six fiscal quarters.

     In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each Unit of Series B Preferred Stock will be entitled to receive the per share amount paid in respect of each share of Common Stock. In the event of liquidation, the holder of a Unit of Series B Preferred Stock will receive a preferred liquidation payment equal to the greater of $0.10 per Unit plus accrued and unpaid dividends and the per share amount paid in respect of a share of Common Stock. Certain rights of the holders of the Preferred Stock, including voting rights, rights upon liquidation and rights upon merger, consolidation or other transactions in which shares of Common Stock are exchanged, are subject to adjustment upon the occurrence of certain events.

PROVISIONS OF THE COMPANY'S BYLAWS

     Certain provisions of the Company's Bylaws establish time periods during which appropriate stockholder proposals must be delivered to the Company for consideration at special and annual meetings called by the Company. The Bylaws provide, among other things, that (i) only the Board of Directors may call special meetings of stockholders, (ii) stockholders making nominations for the Board of Directors at, or bringing other business before, an annual meeting of stockholders must provide timely written notice to the Company thereof (timely notice being required to be no later than 60 days before the first anniversary of the preceding year's annual meeting or, in the event the date of an annual meeting is advanced by more than 30 days, or delayed by more than 60 days, from such anniversary date, no later than 60 days before the date of such annual meeting or ten days following the day on which the date of such meeting is publicly announced) and (iii) stockholders making nominations for the Board of Directors at a special meeting of stockholders must provide timely written notice to the Company thereof (timely notice being required to be no later than 60 days before such special meeting or ten days following the day on which the date of such special meeting is publicly announced).

WARRANTS

     As of September 23, 1996, there were warrants outstanding to purchase an aggregate of up to approximately 1.5 million shares of Common Stock. In December 1991, the Company issued warrants to certain institutional investors contemporaneously with the issuance of its Subordinated Notes (the "Institutional Warrants"). The Institutional Warrants granted the right to purchase approximately 1.2 million shares (as adjusted for subsequent events) of Common Stock at an exercise price of $15.53 per share, subject to adjustment, on or before December 30, 2004. In connection with an acquisition of Common Stock in September 1992, The Prudential Insurance Company of America ("Prudential") acquired warrants to purchase approximately 0.3 million shares (as adjusted) of Common Stock at an exercise price of $22.19 per share, subject to adjustment, on or before April 30, 1999 (the "Prudential Warrants" and, collectively with the Institutional Warrants, the "Warrants").

     The Warrants contain certain provisions for adjustment of exercise prices in certain events, including sales of Common Stock at less than the exercise price or fair market value thereof, stock dividends, stock splits, reorganizations, reclassifications and mergers.

     Holders of the Warrants are also entitled to certain registration rights with respect to Common Stock issued upon the exercise thereof.

     The Company may at its option redeem (i) any or all of the outstanding Institutional Warrants for cash on or after December 30, 1996 at $10.35 per share of Common Stock issuable upon the exercise of such warrants, subject to adjustment, and (ii) all of the outstanding Prudential Warrants at any time after October 1, 1994 at the exercise price in effect on the date of redemption, provided in each case that the Common Stock has traded at specified prices above the then current exercise price for a specified period.

LIMITATION ON DIRECTORS' LIABILITY

     Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. The Restated Certificate limits the liability of directors of the Company to the Company or its stockholders (in their capacity as directors but not in their capacity as officers) to the fullest extent permitted by Delaware law. Specifically, directors of the Company will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law ("DGCL") or (iv) for any transaction from which the director derived an improper personal benefit.

     The inclusion of this provision in the Restated Certificate may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the Company and its stockholders.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     The Company is a Delaware corporation and is subject to Section 203 of the DGCL. Generally, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) prior to such date, either the business combination or such transaction is approved by the board of directors of the corporation, (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock or (iii) on or after such date the business combination is approved by the board and by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's outstanding voting stock.

LIMITATION ON CHANGES IN CONTROL

     The Rights and Rights Agreement, certain provisions of the Company's Bylaws and the provisions of Section 203 of the DGCL could have the effect of delaying, deferring or preventing a change in control of the Company. This could be the case, notwithstanding that a majority of the stockholders might benefit from such a change in control or offer.

                                  UNDERWRITING

     The Underwriters named below (the "Underwriters"), for whom Prudential Securities Incorporated, Dillon, Read & Co. Inc. and A. G. Edwards & Sons, Inc. are acting as Representatives, have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock set forth below opposite their respective names:

                                                                             NUMBER
                                                                               OF
                                   UNDERWRITER                               SHARES
        -----------------------------------------------------------------   --------
        Prudential Securities Incorporated...............................
        Dillon, Read & Co. Inc. .........................................
        A.G. Edwards & Sons, Inc. .......................................
                                                                            ---------
                  Total..................................................   3,000,000
                                                                            =========

     The Company is obligated to sell, and the Underwriters are obligated to purchase, all of the shares of Common Stock offered hereby if any are purchased.

     The Underwriters, through their Representatives, have advised the Company that they propose to offer the Common Stock initially at the public offering price set forth on the cover page of this Prospectus; that the Underwriters may
allow to selected dealers a concession of $     per share; and that such dealers
may reallow a concession of $     per share to certain other dealers. After the
public offering, the offering price and the concessions may be changed by the Representatives.

     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 450,000 additional shares of Common stock at the initial public offering price, less underwriting discounts and commissions, as set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of the shares of Common Stock offered hereby. To the extent such option to purchase is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth next to such Underwriter's name in the preceding table bears to 3,000,000.

     The Company has agreed to indemnify the several Underwriters or contribute to losses arising out of certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Company and its directors and executive officers, holding an aggregate of 731,275 shares of Common Stock and stock options to purchase up to 15,649 additional shares of Common Stock, have agreed that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of an option to purchase or other disposition) of any shares of Common Stock or any securities convertible into, or exchangeable or exercisable for, shares of Common Stock or other capital stock of the Company, without the prior written consent of Prudential Securities
Incorporated on behalf of the Underwriters for a period of   days after the date
of this Prospectus, except for issuances pursuant to the exercise of employee benefit plans existing as of the date of this Prospectus or pursuant to the terms of convertible securities of the Company outstanding as of the date of this Prospectus and other than certain private transfers in which the transferee assumes such transfer restrictions.

                                 LEGAL MATTERS

     Certain legal matters in connection with the shares of Common Stock offered hereby are being passed upon for the Company by Baker & Botts, L.L.P., Houston, Texas and for the Underwriters by Andrews & Kurth L.L.P., Houston, Texas.

                                    EXPERTS

     The audited consolidated financial statements and schedules of the Company included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

     The statement of oil and gas revenues and direct lease operating expenses of the Zilkha II Properties for the year ended December 31, 1995, and the statements of oil and gas revenues and direct lease operating expenses of the Zilkha I Properties for each of the years in the three-year period ended December 31, 1995, have been included herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company may be inspected at, and upon payment of the Commission's customary charges copies may be obtained from, the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Such reports, proxy statements and other information are also available for inspection and copying at prescribed rates at the Commission's regional offices at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 7 World Trade Center, New York, New York 10048. The Commission maintains an Internet web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission (http://www.sec.gov). The Common Stock is listed on the AMEX. Documents filed by the Company may also be inspected at the offices of the AMEX, 86 Trinity Place, New York, New York 10006.

     The Company has filed a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with the Commission with respect to the Offering. This Prospectus, filed as a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, or the exhibits and schedules thereto, in accordance with the rules and regulations of the Commission, and reference is hereby made to such omitted information. Statements made in this Prospectus concerning any document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is made to such exhibit for a complete statement of its provisions. The Registration Statement and the exhibits and schedules thereto may be inspected at, and upon payment of the Commission's customary charges copies may be obtained from, the public reference facilities maintained by the Commission as provided in the preceding paragraph.

                     GLOSSARY OF CERTAIN OIL AND GAS TERMS

     The following are abbreviations and definitions of terms commonly used in the oil and gas industry and this Prospectus. Unless otherwise indicated in this Prospectus, natural gas volumes are stated at the legal pressure base of the state or area in which the reserves are located and at 60(++) Fahrenheit. BOEs are determined using the ratio of six Mcf of natural gas to one Bbl of oil.

     "BBL" means a barrel of 42 U.S. gallons of oil.

     "BCF" means billion cubic feet of natural gas.

     "BOE" means barrels of oil equivalent.

     "BOEPD" means thousand barrels of oil equivalent per day.

     "BTU" or "British Thermal Unit" means the quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

     "BBTU" means one billion British Thermal Units.

     "COMPLETION" means the installation of permanent equipment for the production of oil or gas.

     "CONDENSATE" means a hydrocarbon mixture that becomes liquid and separates from natural gas when the gas is produced and is similar to crude oil.

     "DEVELOPMENT WELL" means a well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

     "GROSS," when used with respect to acres or wells, refers to the total acres or wells in which the Company has a working interest.

     "MBBLS" means thousands of barrels of oil.

     "MBOE" means thousand barrels of oil equivalent.

     "MCF" means thousand cubic feet of natural gas.

     "MMBBLS" means millions of barrels of oil.

     "MMBOE" means million barrels of oil equivalent.

     "MMBTU" means one million British Thermal Units.

     "MMCF" means million cubic feet of natural gas.

     "NET," when used with respect to acres or wells, refers to gross acres of wells multiplied, in each case, by the percentage working interest owned by the Company.

     "NET PRODUCTION" means production that is owned by the Company less royalties and production due others.

     "OIL" means crude oil or condensate.

     "OPERATOR" means the individual or company responsible for the exploration, development, and production of an oil or gas well or lease.

     "PROVED DEVELOPED RESERVES" means reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery will be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

     "PROVED RESERVES" means the estimated quantities of crude oil, natural gas, and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

          i. Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and
     (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

          ii. Reserves that can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

          iii. Estimates of proved reserves do not include the following: (A) oil that may become available from known reservoirs but is classified separately as "indicated additional reserves"; (B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (C) crude oil, natural gas, and natural gas liquids that may occur in undrilled prospects; and (D) crude oil, natural gas, and natural gas liquids that may be recovered from oil shales, coal, gilsonite and other such sources.

     "PROVED UNDEVELOPED RESERVES" means reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

     "RECOMPLETION" means the completion for production of an existing well bore in another formation from that in which the well has been previously completed.

     "RESERVES" means proved reserves.

     "SEC-10 VALUE" means the present value of estimated future revenues to be generated from the production of proved reserves calculated in accordance with Commission guidelines, net of estimated production and future development costs, using prices and costs as of the date of estimation without future escalation, without giving effect to non-property related expenses such as general and administrative expenses, debt service, future income tax expense and depreciation, depletion and amortization, and discounted using an annual discount rate of 10%.

     "3-D SEISMIC" or "3-D DATA" means seismic data that are acquired and processed to yield a three-dimensional picture of the subsurface.

     "2-D SEISMIC" or "2-D DATA" means seismic data that are acquired and processed to yield a two-dimensional cross section of the subsurface.

     "WATERFLOOD" means the injection of water into a reservoir to fill pores vacated by produced fluids, thus maintaining reservoir pressure and assisting production.

     "WORKING INTEREST" means an interest in an oil and gas lease that gives the owner of the interest the right to drill for and produce oil and gas on the leased acreage and requires the owner to pay a share of the costs of drilling and production operations. The share of production to which a working interest owner is entitled will always be smaller than the share of costs that the working interest owner is required to bear, with the balance of the production accruing to the owners of royalties. For example, the owner of a 100% working interest in a lease burdened only by a landowner's royalty of 12.5% would be required to pay 100% of the costs of a well but would be entitled to retain 87.5% of the production.

     "WORKOVER" means operations on a producing well to restore or increase production.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Consolidated Financial Statements of American Exploration Company and Subsidiaries
  Report of Independent Public Accountants...........................................   F- 2
  Consolidated Balance Sheets as of December 31, 1994 and 1995 and as of June 30,
     1996............................................................................   F- 3
  Consolidated Statements of Operations for the Three Years in the Period Ended
     December 31, 1995 and for the Six Months Ended June 30, 1995 and 1996...........   F- 4
  Consolidated Statements of Cash Flows for the Three Years in the Period Ended
     December 31, 1995 and for the Six Months Ended June 30, 1995 and 1996...........   F- 5
  Consolidated Statements of Stockholders' Equity for the Three Years in the Period
     Ended December 31, 1995 and the Six Months Ended June 30, 1996..................   F- 6
  Notes to Consolidated Financial Statements.........................................   F- 7
  Supplemental Information on Oil and Gas Producing Activities.......................   F-32
The Zilkha I Properties -- Statements of Oil and Gas Revenues and Direct Lease
  Operating Expenses
  Independent Auditors' Report.......................................................   F-36
  Statements of Oil and Gas Revenues and Direct Lease Operating Expenses for the
     Years Ended December 31, 1993, 1994 and 1995 and the Period January 1, 1996
     through February 29, 1996 (unaudited)...........................................   F-37
  Notes to Statements of Oil and Gas Revenues and Direct Lease Operating Expenses....   F-38
The Zilkha II Properties -- Statements of Oil and Gas Revenues and Direct Lease
  Operating Expenses
  Independent Auditors' Report.......................................................   F-41
  Statements of Oil and Gas Revenues and Direct Lease Operating Expenses for the Year
     Ended December 31, 1995 and the Period January 1, 1996 through June 30, 1996
     (unaudited).....................................................................   F-42
  Notes to Statements of Oil and Gas Revenues and Direct Lease Operating Expenses....   F-43

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors,
American Exploration Company:

     We have audited the accompanying consolidated balance sheets of American Exploration Company (a Delaware corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Exploration Company and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

     As explained in Note 1 to the consolidated financial statements, in 1994, the Company changed its method of accounting for impairments of proved oil and gas properties.

                                          ARTHUR ANDERSEN LLP

Houston, Texas
March 22, 1996

                          CONSOLIDATED BALANCE SHEETS
                 AMERICAN EXPLORATION COMPANY AND SUBSIDIARIES
                    (IN THOUSANDS, EXCEPT FOR SHARE AMOUNTS)

                                                                   DECEMBER 31,
                                                              ----------------------     JUNE 30,
                                                                1994         1995          1996
                                                              ---------    ---------    -----------
                                                                                        (UNAUDITED)
                                              ASSETS
Current assets:
  Cash and temporary cash investments......................   $   9,973    $   7,496     $   5,085
  Accounts receivable......................................      10,652       14,520        15,965
  Receivable from partnerships.............................       4,488          429            --
  Assets held for sale.....................................          --           --         8,635
  Other current assets.....................................       1,014          966         1,112
                                                              ---------    ---------    -----------
          Total current assets.............................      26,127       23,411        30,797
                                                              ---------    ---------    -----------
Property, plant and equipment:
  Oil and gas properties, based on successful efforts
     accounting............................................     343,453      292,027       293,682
  Other property and equipment.............................      12,530       13,036        13,265
                                                              ---------    ---------    -----------
                                                                355,983      305,063       306,947
  Less: Accumulated depreciation, depletion and
     amortization..........................................     160,578      154,646       148,556
                                                              ---------    ---------    -----------
     Property, plant and equipment, net....................     195,405      150,417       158,391
                                                              ---------    ---------    -----------
Other assets...............................................       2,362        2,202         2,541
                                                              ---------    ---------    -----------
          Total assets.....................................   $ 223,894    $ 176,030     $ 191,729
                                                              =========    =========     =========
                               LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.........................................   $  14,391    $  18,149     $  16,219
  Payable to partnerships..................................          --           --         1,394
  Accrued liabilities......................................      15,838       16,953        19,955
                                                              ---------    ---------    -----------
          Total current liabilities........................      30,229       35,102        37,568
                                                              ---------    ---------    -----------
Long-term debt.............................................      69,582       40,000        60,000
                                                              ---------    ---------    -----------
Note payable to related party..............................      31,128           --            --
                                                              ---------    ---------    -----------
Other liabilities..........................................       5,245        6,448         5,018
                                                              ---------    ---------    -----------
Commitments and contingencies (Note 14)....................
Stockholders' equity:
  Preferred stock, $1.00 par value; authorized: 100,000
     shares (1994, 1995 and 1996); issued and outstanding:
     Convertible Preferred Stock, 4,000 shares (1994, 1995
     and 1996).............................................           4            4             4
  Common stock, $.05 par value; authorized: 50,000,000
     shares (1994, 1995 and 1996); issued: 11,477,500
     shares (1994), 11,812,483 shares (1995) and 11,807,741
     shares (1996); outstanding: 11,468,313 shares (1994),
     11,812,483 shares (1995) and 11,807,741 shares
     (1996)................................................         574          591           590
  Additional paid-in capital...............................     272,817      276,713       276,658
  Accumulated deficit......................................    (184,676)    (182,543)     (187,970)
  Treasury stock, at cost; 9,187 shares (1994).............        (342)          --            --
  Unearned compensation....................................        (525)        (219)         (126)
  Notes receivable from officers...........................        (142)         (66)          (13)
                                                              ---------    ---------    -----------
     Total stockholders' equity............................      87,710       94,480        89,143
                                                              ---------    ---------    -----------
          Total liabilities and stockholders' equity.......   $ 223,894    $ 176,030     $ 191,729
                                                              =========    =========     =========

  The accompanying notes are an integral part of these consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 AMERICAN EXPLORATION COMPANY AND SUBSIDIARIES
                  (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

                                                                                       SIX MONTHS
                                                    YEAR ENDED DECEMBER 31,          ENDED JUNE 30,
                                                -------------------------------    ------------------
                                                  1993        1994       1995       1995       1996
                                                --------    --------    -------    -------    -------
                                                                                      (UNAUDITED)
Revenues:
  Oil and gas sales..........................   $ 49,589    $ 50,033    $70,768    $38,159    $33,173
  Gain (loss) on sales of oil and gas
     properties..............................     (6,894)      1,110     10,230        443        656
  Other revenues, net........................     15,463         216        936        960         27
                                                --------    --------    -------    -------    -------
          Total revenues.....................     58,158      51,359     81,934     39,562     33,856
                                                --------    --------    -------    -------    -------
Costs and expenses:
  Production and operating...................     15,998      21,302     24,515     13,524     10,196
  Depreciation, depletion and amortization...     23,635      29,616     30,726     15,552     13,473
  General and administrative.................      7,413      10,035      7,472      2,983      3,183
  Taxes other than income....................      4,601       5,710      5,760      3,138      2,616
  Exploration................................      7,554       2,559      4,826        160      7,151
  Impairment.................................     10,975      33,570      1,822         --         --
                                                --------    --------    -------    -------    -------
          Total costs and expenses...........     70,176     102,792     75,121     35,357     36,619
                                                --------    --------    -------    -------    -------
Income (loss) from operations................    (12,018)    (51,433)     6,813      4,205     (2,763)
                                                --------    --------    -------    -------    -------
Other income (expense):
  Interest expense...........................     (6,847)     (6,638)    (5,481)    (3,851)    (1,818)
  Other income (expense), net................        184      (2,619)        24        152         54
                                                --------    --------    -------    -------    -------
          Total other expense................     (6,663)     (9,257)    (5,457)    (3,699)    (1,764)
                                                --------    --------    -------    -------    -------
Income (loss) before income taxes and
  extraordinary item.........................    (18,681)    (60,690)     1,356        506     (4,527)
Income tax benefit (provision)...............       (505)        455        121        (11)        --
                                                --------    --------    -------    -------    -------
Income (loss) before extraordinary item......    (19,186)    (60,235)     1,477        495     (4,527)
Extraordinary gain on extinguishment of
  debt.......................................         --       5,419      2,456      2,456         --
                                                --------    --------    -------    -------    -------
Net income (loss)............................    (19,186)    (54,816)     3,933      2,951     (4,527)
Preferred stock dividends....................        (75)     (1,800)    (1,800)      (900)      (900)
                                                --------    --------    -------    -------    -------
Net income (loss) to common stock............   $(19,261)   $(56,616)   $ 2,133    $ 2,051    $(5,427)
                                                ========    ========    =======    =======    =======
Net income (loss) per common share:
  Primary and fully diluted:
     Loss before extraordinary item..........   $  (2.77)   $  (7.70)   $ (0.03)   $ (0.03)   $ (0.46)
     Extraordinary item......................         --        0.68       0.21       0.20         --
                                                --------    --------    -------    -------    -------
          Net income (loss) per common
            share............................   $  (2.77)   $  (7.02)   $  0.18    $  0.17    $ (0.46)
                                                ========    ========    =======    =======    =======

  The accompanying notes are an integral part of these consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 AMERICAN EXPLORATION COMPANY AND SUBSIDIARIES
                                 (IN THOUSANDS)

                                                                                      SIX MONTHS
                                                 YEAR ENDED DECEMBER 31,            ENDED JUNE 30,
                                             --------------------------------    --------------------
                                               1993        1994        1995        1995        1996
                                             --------    --------    --------    --------    --------
                                                                                     (UNAUDITED)
Cash flows from operating activities:
  Net income (loss).......................   $(19,186)   $(54,816)   $  3,933    $  2,951    $ (4,527)
  Adjustments to arrive at net cash
     provided by operating activities:
     Depreciation, depletion and
       amortization.......................     23,635      29,616      30,726      15,552      13,473
     Loss (gain) on sales of oil and gas
       properties.........................      6,894      (1,110)    (10,230)       (443)       (656)
     Exploration expense..................      4,720       1,888       4,760         142       7,198
     Impairment expense...................     10,975      33,570       1,822          --          --
     Extraordinary gain...................         --      (5,419)     (2,456)     (2,456)         --
     Other, net...........................       (150)      2,909         759         274         249
  Changes in operating working capital:
     Accounts receivable..................        411      (2,899)       (574)        994        (209)
     Other current assets.................        920        (320)       (144)        235         185
     Accounts payable and accrued
       liabilities........................     (1,939)      1,874       5,760      (2,689)     (3,416)
  Other operating.........................     (1,563)      2,454      (1,051)      1,247        (368)
                                             --------    --------    --------    --------    --------
       Net cash provided by operating
          activities......................     24,717       7,747      33,305      15,807      11,929
                                             --------    --------    --------    --------    --------
Cash flows from investing activities:
  Acquisition of oil and gas properties...     (4,273)    (28,387)    (15,972)    (10,212)    (16,728)
  Development and exploration
     expenditures.........................    (18,675)    (20,944)    (27,480)    (13,267)    (17,510)
  Other capital expenditures..............     (1,219)       (558)       (763)         --          --
  Sales of oil and gas properties.........     35,666       2,638      63,488       2,441       1,168
  Other investing.........................     (2,488)     (3,683)      2,308       2,781        (283)
                                             --------    --------    --------    --------    --------
       Net cash provided by (used in)
          investing activities............      9,011     (50,934)     21,581     (18,257)    (33,353)
                                             --------    --------    --------    --------    --------
Cash flows from financing activities:
  Bank debt borrowings....................     12,500      23,000      50,500      39,500      23,000
  Bank debt repayments....................    (60,000)     (1,500)    (73,500)     (5,000)     (3,000)
  Borrowings under bridge credit
     facility.............................         --      32,078          --          --          --
  Repayments under bridge credit
     facility.............................         --        (950)    (31,128)    (31,128)         --
  Repayments of other debt................     (4,001)     (8,622)     (1,141)         --          --
  Issuance of equity securities...........     21,348       2,100          --          --          --
  Preferred stock dividends...............        (75)     (1,800)     (1,800)       (900)       (900)
  Debt and equity issuance costs and
     other................................     (2,161)     (3,382)       (294)     (1,023)        (87)
                                             --------    --------    --------    --------    --------
       Net cash provided by (used in)
          financing activities............    (32,389)     40,924     (57,363)      1,449      19,013
                                             --------    --------    --------    --------    --------
Net increase (decrease) in cash and
  temporary cash investments..............      1,339      (2,263)     (2,477)     (1,001)     (2,411)
Cash and temporary cash investments at
  beginning of period.....................     10,897      12,236       9,973       9,973       7,496
                                             --------    --------    --------    --------    --------
Cash and temporary cash investments at end
  of period...............................   $ 12,236    $  9,973    $  7,496    $  8,972    $  5,085
                                             ========    ========    ========    ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 AMERICAN EXPLORATION COMPANY AND SUBSIDIARIES
                                 (IN THOUSANDS)

                                                                        CONVERTIBLE              ADDITIONAL
                                                                         PREFERRED     COMMON     PAID-IN      ACCUMULATED
                                                                           STOCK        STOCK     CAPITAL        DEFICIT
                                                                        ------------   -------   ----------    -----------
Balance, December 31, 1992...........................................   $         --   $   348   $  195,674    $  (108,799)
  Sale of convertible preferred stock................................              4        --       19,996             --
  Sale of common stock...............................................             --         5        1,435             --
  Stock issuance costs...............................................             --        --       (1,508)            --
  Dividends on preferred stock ($18.75 per share)....................             --        --           --            (75)
  Unearned compensation on restricted common stock...................             --        --           --             --
  Amortization of unearned compensation..............................             --        --           --             --
  Issuance of notes receivable from officers.........................             --        --           --             --
  Sale of Canadian companies.........................................             --        --           --             --
  Translation adjustment.............................................             --        --           --             --
  Net loss...........................................................             --        --           --        (19,186)
                                                                        ------------   -------   ----------    -----------
Balance, December 31, 1993...........................................              4       353      215,597       (128,060)
  Issuance of shares in APPL Consolidation...........................             --       213       56,017             --
  Sale of common stock...............................................             --         8        2,092             --
  Stock issuance costs...............................................             --        --         (889)            --
  Dividends on preferred stock ($450.00 per share)...................             --        --           --         (1,800)
  Amortization of unearned compensation..............................             --        --           --             --
  Repayments of notes receivable from officers.......................             --        --           --             --
  Net loss...........................................................             --        --           --        (54,816)
                                                                        ------------   -------   ----------    -----------
Balance, December 31, 1994...........................................              4       574      272,817       (184,676)
  Issuance of shares in APPL Consolidation...........................             --        17        4,309             --
  Reverse stock split costs..........................................             --        --          (71)            --
  Cancellation of treasury shares....................................             --        --         (342)            --
  Dividends on preferred stock ($450.00 per share)...................             --        --           --         (1,800)
  Amortization of unearned compensation..............................             --        --           --             --
  Repayments of notes receivable from officers.......................             --        --           --             --
  Net income.........................................................             --        --           --          3,933
                                                                        ------------   -------   ----------    -----------
Balance, December 31, 1995...........................................              4       591      276,713       (182,543)
  Cancellation of shares.............................................             --       (1)          (55)            --
  Dividends on preferred stock ($450.00 per share)...................             --        --           --           (900)
  Amortization of unearned compensation..............................             --        --           --             --
  Repayments of notes receivable from officers.......................             --        --           --             --
  Net loss...........................................................             --        --           --         (4,527)
                                                                        ------------   -------   ----------    -----------
Balance, June 30, 1996 (Unaudited)...................................   $          4   $   590   $  276,658    $  (187,970)
                                                                        ============   =======   ==========    ===========

                                                                         FOREIGN                                    NOTES
                                                                        CURRENCY                                  RECEIVABLE
                                                                       TRANSLATION    TREASURY      UNEARNED         FROM
                                                                       ADJUSTMENT      STOCK      COMPENSATION     OFFICERS
                                                                       -----------    --------    ------------    ----------

Balance, December 31, 1992...........................................  $    (1,721)   $   (342)   $         --    $       --
  Sale of convertible preferred stock................................           --          --              --            --
  Sale of common stock...............................................           --          --              --            --
  Stock issuance costs...............................................           --          --              --            --
  Dividends on preferred stock ($18.75 per share)....................           --          --              --            --
  Unearned compensation on restricted common stock...................           --          --          (1,007)           --
  Amortization of unearned compensation..............................           --          --              91            --
  Issuance of notes receivable from officers.........................           --          --              --          (230)
  Sale of Canadian companies.........................................        1,754          --              --            --
  Translation adjustment.............................................          (33)         --              --            --
  Net loss...........................................................           --          --              --            --
                                                                       -----------    --------    ------------    ----------
Balance, December 31, 1993...........................................           --        (342)           (916)         (230)
  Issuance of shares in APPL Consolidation...........................           --          --              --            --
  Sale of common stock...............................................           --          --              --            --
  Stock issuance costs...............................................           --          --              --            --
  Dividends on preferred stock ($450.00 per share)...................           --          --              --            --
  Amortization of unearned compensation..............................           --          --             391            --
  Repayments of notes receivable from officers.......................           --          --              --            88
  Net loss...........................................................           --          --              --            --
                                                                       -----------    --------    ------------    ----------
Balance, December 31, 1994...........................................           --        (342)           (525)         (142)
  Issuance of shares in APPL Consolidation...........................           --          --              --            --
  Reverse stock split costs..........................................           --          --              --            --
  Cancellation of treasury shares....................................           --         342              --            --
  Dividends on preferred stock ($450.00 per share)...................           --          --              --            --
  Amortization of unearned compensation..............................           --          --             306            --
  Repayments of notes receivable from officers.......................           --          --              --            76
  Net income.........................................................           --          --              --            --
                                                                       -----------    --------    ------------    ----------
Balance, December 31, 1995...........................................           --          --            (219)          (66)
  Cancellation of shares.............................................           --          --              --            --
  Dividends on preferred stock ($450.00 per share)...................           --          --              --            --
  Amortization of unearned compensation..............................           --          --              93            --
  Repayments of notes receivable from officers.......................           --          --              --            53
  Net loss...........................................................           --          --              --            --
                                                                       -----------    --------    ------------    ----------
Balance, June 30, 1996 (Unaudited)...................................  $        --    $     --    $       (126)   $      (13)
                                                                       ===========    ========    ============    ==========


  The accompanying notes are an integral part of these consolidated financial statements.

                 AMERICAN EXPLORATION COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1995 AND 1996 IS
                                  UNAUDITED.)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of American Exploration Company and its majority-owned subsidiaries (collectively referred to as "American Exploration" or the "Company"). American Exploration is an independent company engaged in exploration, development and production of oil and natural gas. American Exploration's oil and gas operations are conducted in the United States with exploration and development activities concentrated onshore in the Gulf Coast region of Texas and Louisiana and offshore in the Gulf of Mexico. In addition to conducting oil and gas operating activities on its own behalf, the Company manages certain producing oil and gas properties through various limited partnerships.

     The Company's investments in associated oil and gas programs are accounted for using the proportionate consolidation method, whereby the Company's proportionate share of each program's assets, liabilities, revenues and expenses is included in the appropriate accounts in the consolidated financial statements. All significant intercompany balances and transactions have been eliminated in consolidation. Certain amounts in prior years' consolidated financial statements have been reclassified to conform with current classifications.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

  Cash Equivalents

     The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The effect of exchange rate changes on cash was not significant during 1993, the last year during which the Company conducted foreign operations.

  Property, Plant and Equipment

     The Company accounts for its oil and gas exploration and production activities using the successful efforts method of accounting. Under this method, acquisition costs for proved and unproved properties are capitalized when incurred. Exploration costs, including geological and geophysical costs and costs of carrying and retaining unproved properties, are charged to expense as incurred. The costs of drilling exploratory wells are capitalized pending determination of whether each well has resulted in the discovery of proved reserves. If proved reserves are not discovered, such drilling costs are charged to expense. Costs incurred to drill and equip development wells, including unsuccessful development wells, are capitalized. Internal costs related to the acquisition, development and exploration of oil and gas properties are expensed as incurred. Interest is capitalized on qualifying assets, primarily unproved and unevaluated properties.

     Depletion of the cost of producing oil and gas properties is computed on the unit-of-production method. The Company also accrues for platform abandonment costs related to its offshore platform facilities on the unit-of-production method. The Company anticipates total abandonment costs to be approximately $8.5 million. As of December 31, 1995, the Company had accrued $6.1 million, which is included in accumulated depreciation, depletion and amortization ("DD&A"). Unproved properties are assessed periodically, and any impairment in value is recognized currently as impairment expense. In 1995, the Company recorded a $1.8 million impairment of an unproved property on which no further exploration is planned.

                 AMERICAN EXPLORATION COMPANY AND SUBSIDIARIES

     (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1995 AND 1996 IS
                                  UNAUDITED.)

     Effective March 1995, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". Under the provisions of the new statement, if the net book value of an individual proved oil or gas field is greater than its undiscounted future net cash flow from proved reserves, then an impairment is recognized for the difference between the net book value and the fair value. The fair value used to calculate the impairment for an individual field is equal to the present value of its future net cash flows. In 1994, American Exploration recorded a noncash impairment charge of $25.0 million when the Company changed its impairment policy to one consistent with that required by SFAS No. 121. Previously, the Company's impairment policy was to recognize an impairment of proved oil and gas property costs if, on a company-wide basis, those costs exceeded the undiscounted after-tax future net cash flows from proved reserves.

     Property, plant and equipment other than oil and gas properties are depreciated by the straight-line method at rates based on the estimated useful lives of the assets. Repairs and maintenance are charged to expense as incurred; renewals and betterments are capitalized.

  Investment Programs

     The Company manages various investment programs which were formed to acquire interests in producing oil and gas properties. The Company charges each investment program fees for reimbursement of expenses incurred in managing the program's operations and certain fees for services provided by technical employees of the Company. Such fees are recorded as reductions to general and administrative expense. (See Notes 11 and 18.)

  Assets Held for Sale

     In July 1996, the limited partners of the New York Life Oil and Gas Producing Properties Programs (the "NYLOG Programs"), a series of publicly registered limited partnerships of which a Company subsidiary is a co-general partner, approved the liquidation of the partnerships. During the third quarter of 1996, the co-general partners will begin negotiations to sell the properties owned by the NYLOG Programs. The liquidation of the partnerships is expected to be completed in early 1997. The Company's interests in the NYLOG properties have been classified as assets held for sale in the accompanying balance sheet as of June 30, 1996. Assets held for sale also include certain additional property interests which are held by American Exploration through a direct interest or through another partnership and which the Company intends to offer for sale with the NYLOG properties. Although there can be no assurance as to the amount of proceeds to be derived from such sales, the Company believes that the net proceeds from the property dispositions are expected to exceed the current carrying value of the properties. Accordingly, the assets are stated at net book value. (See Note 18.)

  Financial Instruments

     The Company periodically enters into commodity price swap agreements in order to hedge against volatility in oil and gas prices. Gains or losses on these transactions are reported as a component of oil and gas sales in the period during which the related production occurs. (See Note 13.)

  Gas Balancing

     The Company utilizes the sales method of accounting for natural gas revenues whereby revenues are recognized based on the amount of gas sold to purchasers. The amount of gas sold may differ from the amount to which the Company is entitled based on its working interests in the properties. At December 31, 1994 and 1995, the Company had recorded a liability of $3.7 million and $3.6 million, respectively, for properties having insufficient reserves from which to recover the gas imbalance.

                 AMERICAN EXPLORATION COMPANY AND SUBSIDIARIES

     (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1995 AND 1996 IS
                                  UNAUDITED.)

  Foreign Currency Translation

     The results of operations attributable to the Company's Canadian operations, which were sold in mid-1993, were measured using the local currency as the functional currency. The adjustments resulting from the translation of the assets and liabilities and income statement accounts of the Canadian operations were accumulated in the foreign currency translation adjustment component of stockholders' equity. In conjunction with the sales of the Company's Canadian operations, the Company wrote off the foreign currency translation adjustment balance of approximately $1.8 million to loss on sales of oil and gas properties. (See Note 4.) The U.S. dollar was the functional currency for the Company's other foreign operations. Foreign currency transaction gains and losses were recognized currently in other income and were not material for 1993. The Company had no foreign operational activity during 1994 or 1995.

  Income Taxes

     The income tax provision (benefit) reflects income taxes currently payable and income taxes deferred due to temporary differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are determined using enacted tax rates in effect for the year in which the temporary differences are expected to reverse. The adoption of SFAS No. 109, "Accounting for Income Taxes", effective January 1, 1993, did not have a material impact on the Company's financial position or results of operations. (See Note 12.)

  Net Income (Loss) Per Common Share

     Net income (loss) per common share has been computed by dividing net income or loss, after reductions for certain preferred stock dividends, by the weighted average number of common shares and common share equivalents outstanding during each year. Common share equivalents include the average shares issuable upon assumed exercise of stock options and warrants which would have a dilutive effect in the respective periods. Any assumed exercises of stock options or warrants were antidilutive for all three years presented. In addition, any assumed conversion of convertible preferred stock was antidilutive for 1994 and 1995. The weighted average shares used in the primary earnings per share calculations were 6,961,600, 8,060,800 and 11,811,500 in the years ended December 31, 1993, 1994 and 1995, respectively, and were 11,811,000 and 11,812,000 in the six months ended June 30, 1995 and 1996, respectively. Weighted average shares for prior periods have been retroactively restated to reflect the one-for-ten reverse split of the Company's common stock. (See Note 2.)

  Interim Financial Statements

     The consolidated financial statements for the six months ended June 30, 1995 and 1996 have been prepared, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. The financial statements reflect adjustments of a normal recurring nature which are, in the opinion of management, necessary to present fairly such information. Results for the interim periods are not necessarily indicative of the results which may be achieved for an entire year.

(2) REVERSE STOCK SPLIT

     In June 1995, American Exploration's stockholders approved an amendment to the Company's Restated Certificate of Incorporation which effected a one-for-ten reverse split of its common stock (the "Reverse Stock Split") and also reduced the number of authorized shares of common stock from 200,000,000 to 50,000,000. As a result of the Reverse Stock Split, the number of outstanding shares of common stock was reduced to approximately 11.8 million shares outstanding from approximately 118.1 million shares outstanding immediately prior to the Reverse Stock Split. In addition, approximately $5.3 million was reclassified on the

                 AMERICAN EXPLORATION COMPANY AND SUBSIDIARIES

     (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1995 AND 1996 IS
                                  UNAUDITED.)

consolidated balance sheet from common stock to additional paid-in capital. The remaining shares of treasury stock held by American Exploration prior to the Reverse Stock Split were cancelled. The stockholders' equity accounts on the accompanying balance sheets have been restated to give retroactive recognition to the Reverse Stock Split for all periods presented. In addition, all references to number of shares of common stock and per share amounts have been restated throughout this report.

(3) APPL CONSOLIDATION

     During the period 1983-1990, American Exploration obtained long-term funding for many of its oil and gas property acquisitions through a series of investment programs formed primarily with institutional investors ("APPL Programs"). As of December 31, 1993, institutional investors had committed $507.7 million to these programs, while the Company had committed $54.7 million. The APPL Programs consisted primarily of limited partnerships ("APPL Partnerships") in which the Company acted as general partner and the institutions invested as limited partners. To meet the needs of tax-exempt investors, the Company also formed programs structured as secured debt financings ("APPL Debt Programs") and programs which invested in net profits interests.

     During 1994 and 1995, the Company purchased limited partners' interests in the APPL Partnerships and net profits interests and debt interests in the APPL Debt Programs (the "APPL Consolidation"). The consideration paid for the acquisition of the APPL interests in 1994 was a combination of $31.1 million in cash and 4.3 million shares of the Company's common stock. In connection with the transaction, $13.6 million in nonrecourse debt was eliminated, resulting in an extraordinary gain totaling $5.4 million. In 1995, the Company repurchased the remaining investors' interests in the APPL Programs for a combination of $2.3 million in cash and the issuance of 346,000 shares of the Company's common stock, thereby eliminating the remaining $6.6 million of nonrecourse debt outstanding at year-end 1994. The elimination of the APPL debt in 1995 resulted in an extraordinary gain of $2.5 million. No income tax expense has been recognized on the extraordinary gains.

     In May 1995, New York Life Insurance Company ("New York Life") transferred certain of its limited partner's interests not acquired in the APPL Consolidation to ANCON Partnership Ltd. ("ANCON"). The Company acquired a 20% interest in these properties for approximately $6.7 million in cash. (See Note 11.)

     The Company financed the cash portion of the APPL Consolidation primarily through a $40.0 million nonrecourse secured credit facility ("bridge facility") extended by New York Life. In February 1995, the Company refinanced the amount outstanding on the bridge facility using excess borrowing capacity under its bank credit facility. (See Note 7.)

(4) DIVESTITURES

     The Company received cash proceeds, net of post-closing adjustments, of $35.7 million, $2.6 million and $63.5 million from the sales of oil and gas properties in 1993, 1994 and 1995, respectively, resulting in a loss of $6.9 million in 1993 and gains of $1.1 million in 1994 and $10.2 million in 1995. The 1993 sales related primarily to the Company's divestiture of its Canadian operations and the sale of a partial interest in the Henderson Canyon Field. Property sales in 1994 related to the divestiture of low-value properties and sales in 1995 related primarily to the sale of the Sawyer Field.

     In March 1993, American Exploration sold approximately 40% of its interest in the Henderson Canyon Field to several of the Company's investment programs for proceeds of approximately $8.7 million. In June and July 1993, the Company sold its Canadian foothill properties (while retaining a 4% overriding royalty interest in these properties) and also sold its 90% equity interest in Canadian Conquest Exploration, Inc. and its wholly owned subsidiary, Conquest Ventures Canada, Inc., for aggregate proceeds of $26.1 million. The

                 AMERICAN EXPLORATION COMPANY AND SUBSIDIARIES

     (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1995 AND 1996 IS
                                  UNAUDITED.)

Company recognized losses totaling $4.0 million on the sales of the Canadian assets. In conjunction with the sales of the Canadian subsidiaries, the Company also recognized a $1.8 million loss related to the elimination of the foreign currency translation adjustment balance which was previously recorded as a component of stockholders' equity. The remaining $1.1 million loss on sales of oil and gas properties for 1993 related to the sale of minor properties sold at auction in July 1993.

     In July 1995, the Company sold its interest in the Sawyer Field to Louis Dreyfus Natural Gas Corp. for a purchase price of $64.0 million. As part of the sale, the Company also sold its interest in the field that was acquired through the APPL Consolidation in early 1995. (See Note 3.) American Exploration's share of the net proceeds from the sale was applied to eliminate $62.5 million of the Company's outstanding bank debt. The Company recorded a gain on the sale of the Sawyer Field of approximately $10.6 million in 1995. Sales of various other fields in 1995 resulted in a net loss of approximately $400,000.

(5) PRO FORMA INFORMATION (UNAUDITED)

     The following pro forma summary of consolidated results of operations for the years ended December 31, 1994 and 1995 gives effect to the APPL Consolidation and the sale of the Sawyer Field as if these transactions had occurred as of January 1, 1994. The pro forma data also reflects the impact of the 1995 sales of interests in several other fields for proceeds of approximately $2.5 million. The pro forma data does not reflect the nonrecurring gain of approximately $10.6 million on the sale of the Sawyer Field.

     As a result of the APPL Consolidation in 1994 and 1995, American Exploration acquired significant additional interests in the Sawyer Field, increasing its working interest ownership from approximately 12.5% at the beginning of 1994 to approximately 65% at the date of the sale. Therefore, the pro forma data reflects the sale of the 65% interest in the Sawyer Field, after giving effect to the APPL Consolidation.

                                                                            YEAR ENDED
                                                                           DECEMBER 31,
                                                                       --------------------
                                                                         1994        1995
                                                                       --------    --------
                                                                       (IN THOUSANDS EXCEPT
                                                                        PER SHARE AMOUNTS)
    Pro forma revenues..............................................   $ 63,234    $ 62,090
    Pro forma loss before extraordinary item........................    (53,480)     (8,672)
    Pro forma net loss to common stock..............................    (44,688)    (10,472)
    Pro forma net loss per common share:
      Primary and fully diluted:
         Loss before extraordinary item.............................   $  (4.71)   $  (0.89)
         Net loss...................................................      (3.81)      (0.89)
    Weighted average shares outstanding:
      Primary and fully diluted.....................................     11,726      11,811

                 AMERICAN EXPLORATION COMPANY AND SUBSIDIARIES

     (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1995 AND 1996 IS
                                  UNAUDITED.)

     The following pro forma summary of consolidated results of operations for the six months ended June 30, 1995 and 1996 gives effect to: (i) the completion of the APPL Consolidation in the first half of 1995 for a purchase price of approximately $9.0 million; (ii) the sale of the Sawyer Field in July 1995;
(iii) the 1995 sales of interests in several other fields for approximately $2.5 million; and (iv) the acquisition of interests in five offshore blocks in the Gulf of Mexico in March 1996, as if these transactions had occurred as of January 1, 1995.

                                                                         FOR THE SIX MONTHS
                                                                           ENDED JUNE 30,
                                                                         ------------------
                                                                          1995       1996
                                                                         -------    -------
                                                                           (IN THOUSANDS
                                                                               EXCEPT
                                                                         PER SHARE AMOUNTS)
    Pro forma revenues................................................   $35,820    $35,016
    Pro forma income (loss) before extraordinary item.................    (4,580)       678
    Pro forma net income (loss) to common stock.......................    (4,580)     3,134
    Pro forma net income (loss) per common share:
      Primary and fully diluted:
         Income (loss) before extraordinary item......................   $ (0.39)   $  0.06
         Net income (loss)............................................     (0.39)      0.27
    Weighted average shares outstanding:
      Primary and fully diluted.......................................    11,812     11,812

     The pro forma amounts do not purport to be indicative of the results of operations of American Exploration that may be reported in the future or that would have been reported had these transactions occurred as of the dates indicated above.

(6) NYLOG PROGRAMS

     From 1985 until early 1992, subsidiaries of the Company and New York Life formed the NYLOG Programs. The NYLOG Programs invest in the acquisition and further development of producing oil and gas properties acquired by the Company. A total of $229.1 million has been invested by the limited partners in these programs since inception. (See Note 11.)

     New York Life and the Company, in their capacity as co-general partners, each pay 5% of property acquisition costs of the NYLOG Programs, and each receives 7.5% of net revenues until payout. Payout occurs when the limited partners receive distributions equal to their initial investment. After payout, the Company's and New York Life's interests in capital costs and net revenues each increase to 12.5%. As of December 31, 1995, two of the NYLOG Programs had reached payout. For the other NYLOG Programs, it is difficult to predict when or if payout will occur due to the uncertainty of future energy prices, oil and gas production, and operating and administrative costs.

     Reference is made to Note 18 for a discussion of certain litigation against the co-general partners and the proposed liquidation of the NYLOG Programs.

                 AMERICAN EXPLORATION COMPANY AND SUBSIDIARIES

     (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1995 AND 1996 IS
                                  UNAUDITED.)

(7) DEBT

     The following table details the components of the Company's debt (in thousands):

                                                              DECEMBER 31,
                                                           -------------------    JUNE 30,
                                                             1994       1995       1996
                                                           --------    -------    -------
        Bank credit agreement...........................   $ 28,000    $ 5,000    $25,000
        11% senior subordinated notes...................     35,000     35,000     35,000
        Note payable to related party...................     31,128         --         --
        APPL Debt promissory notes......................      6,582         --         --
                                                           --------    -------    -------
                  Total long-term debt..................   $100,710    $40,000    $60,000
                                                           ========    =======    =======

BANK DEBT

     In December 1994, the Company entered into a new long-term revolving bank credit agreement which replaced the bank credit agreement previously in effect. The borrowing base, or amount available, under the new bank credit facility is currently $40.0 million. The reduction of the borrowing base from $65.0 million at year-end 1994 reflects the decrease in the value of the Company's oil and gas properties due to the sale of the Sawyer Field. Outstanding borrowings of $5.0 million under the facility at December 31, 1995 were classified as long-term debt. The Company also had $1.2 million in letters of credit outstanding at December 31, 1995 which are collateralized by the Company's borrowing base. The borrowing base under this facility is scheduled to be redetermined semiannually every March and September. Management expects that the borrowing base will be increased to give effect to the acquisition of certain interests in the Gulf of Mexico in March 1996. (See Note 18.) As of June 30, 1996, the borrowing base had been redetermined at $45.0 million.

     The borrowings under this facility during 1995 were used to refinance the $31.1 million balance outstanding under the bridge facility and to fund capital projects. In July 1995, American Exploration repaid $62.5 million of outstanding bank debt using proceeds from the sale of the Company's interest in the Sawyer Field.

     Borrowings under this facility are secured by substantially all of the assets of the Company. At the option of the Company, borrowings bear interest at
(i) LIBOR plus 1.50% or 1.75% or (ii) the higher of (a) the prime rate plus 0.50% or 0.75% or (b) the federal funds rate plus 1.00% or 1.25%. If the total amounts outstanding are less than or equal to 60% of the borrowing base, the lower margins are added to the respective interest rates and vice versa. The weighted average interest on the Company's bank debt outstanding at December 31, 1995 was 8.2%. During 1995, the Company paid, on a quarterly basis, a 0.50% annual commitment fee on the difference between the aggregate commitment of $90.0 million and the daily average amount outstanding under this facility, including letters of credit. In January 1996, the Company renegotiated the annual commitment fee to be 0.50% of the difference between the availability limit of $40.0 million and the average amount outstanding, including letters of credit. Principal on the remaining long-term portion of the facility is scheduled to be repaid over ten quarterly installments commencing September 30, 1997. Interest is payable quarterly or upon maturity of the borrowing, if shorter, in the case of Eurodollar loans and monthly in the case of prime rate or federal funds rate loans.

11% SENIOR SUBORDINATED NOTES

     In December 1991, the Company privately placed $35.0 million in senior subordinated notes and immediately exercisable detachable warrants with three institutional investors. The notes bear interest at 11% payable semiannually every June and December. The Company is required to begin repaying principal with annual installments of $5.6 million in December 1997. The final principal payment of $12.6 million is payable

                 AMERICAN EXPLORATION COMPANY AND SUBSIDIARIES

     (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1995 AND 1996 IS
                                  UNAUDITED.)

in December 2001. The warrants grant the holders the right to purchase approximately 1.2 million shares, as adjusted for issuances of stock and warrants subsequent to 1991, of the Company's common stock at an exercise price of $22.37 per share, subject to adjustment. In addition, each holder of the warrants has the option to tender the notes in lieu of cash as consideration for the exercise price.

NOTE PAYABLE TO RELATED PARTY

     In April 1994, New York Life extended to the Company a $40.0 million bridge facility to provide bridge financing for the APPL Consolidation. In February 1995, the Company used excess borrowing capacity under the bank credit facility to refinance the $31.1 million balance outstanding under the bridge facility.

APPL DEBT PROMISSORY NOTES

     During 1987 and 1988, wholly owned subsidiaries of the Company financed 90% of the cost of certain property acquisitions by selling promissory notes and production payments to the investors in the APPL Debt Programs. The Company eliminated $13.6 million of the APPL debt in 1994 and $6.6 million of the APPL debt in 1995. The elimination of the APPL debt through the APPL Consolidation resulted in an extraordinary gain on extinguishment of debt of $5.4 million in 1994 and $2.5 million in 1995. No income tax expense has been recognized on the extraordinary gains. (See Note 3.)

FEES RELATED TO DEBT INSTRUMENTS

     The Company incurs fees related to existing and new credit facilities which are reported as other expense. During 1993, 1994 and 1995, these fees totaled $739,000, $2.3 million and $951,000, respectively. Fees paid in 1994 included $2.1 million incurred in connection with the new bank credit agreement and the bridge facility.

DEBT COVENANTS

     The bank credit agreement and the 11% senior subordinated notes require the Company to comply with certain covenants including, but not limited to, restrictions on indebtedness, investments, payment of dividends and lease commitments. Cash dividends are prohibited on the Company's common stock, and preferred dividends are limited to the lesser of 10% of the preferred stock offering proceeds or $7.5 million in any one year. These agreements also include net worth covenants which were amended effective July 1994 in conjunction with the issuance of American Exploration common stock related to the APPL Consolidation. At December 31, 1995, the Company's calculated net worth requirement was $64.6 million and the Company's stockholders' equity was $94.5 million. In addition, these agreements contain cross-default provisions.

ANNUAL MATURITIES

     Based on the amounts outstanding at December 31, 1995, the aggregate maturities of debt for the next five years are as follows: 1996 -- $-0-; 1997 -- $6.6 million; 1998 -- $7.6 million; 1999 -- $7.6 million and
2000 -- $5.6 million.

(8) PREFERRED STOCK

     The Company has authorized 100,000 shares of preferred stock, par value $1.00 per share. The Board of Directors has authority to divide such preferred stock into one or more series and has authority to fix and determine the relative rights and preferences of each such series. At December 31, 1995, American Exploration had 4,000 shares of convertible preferred stock outstanding and an additional 85,000 shares of preferred stock reserved under the Company's Stockholder Rights Plan.

                 AMERICAN EXPLORATION COMPANY AND SUBSIDIARIES

     (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1995 AND 1996 IS
                                  UNAUDITED.)

CONVERTIBLE PREFERRED STOCK

     In December 1993, the Company privately placed 800,000 depositary shares, each representing a 1/200 interest in a share of $450 Cumulative Convertible Preferred Stock, Series C (the "Convertible Preferred Stock"). The Convertible Preferred Stock has a stated value of $5,000 per share, with dividends payable quarterly at the annual rate of $450 per share. The Convertible Preferred Stock is convertible at any time at the option of the holders into shares of the Company's common stock at a conversion price of $15.00 per share, subject to adjustment in certain circumstances. Beginning December 31, 1997, the Convertible Preferred Stock will be redeemable at the option of the Company, in whole or in part, at any time. The initial redemption price is $5,270 per share, declining ratably on December 31 of each year to a redemption price of $5,000 per share on and after December 31, 2003, plus accrued and unpaid dividends.

     The Convertible Preferred Stock has a special conversion right that becomes effective upon the occurrence of certain types of significant transactions affecting ownership or control of the Company. If the special conversion right becomes effective, the then-prevailing conversion price would be reduced to the market value of the common stock, not to be reduced below a minimum conversion price of $11.25 per share of common stock.

STOCKHOLDER RIGHTS PLAN

     In September 1993, the Board of Directors of the Company declared a distribution of one right ("Right") for each outstanding share of common stock to stockholders of record at the close of business on October 8, 1993 and for each share of common stock issued by the Company thereafter and prior to the "Distribution Date", as defined. Each Right entitles the registered holder to purchase one one-thousandth of a share (a "Unit") of Series B Preferred Stock at a price of $7.50 per Unit, subject to adjustment.

     The Rights are exercisable only upon the occurrence of certain triggering events, including the acquisition by a person or group of 15% or more of the Company's outstanding common stock, other than those persons that acquired common stock through the APPL Consolidation. If a triggering event occurs, holders of each Right would be entitled to receive, upon exercise, the Units of Series B Preferred Stock (or stock of the acquiring entity, as the case may be) having a value equal to two times the exercise price of the Right. Such Rights do not extend to any holder whose action triggered the Right.

     The Rights may be redeemed in whole by American Exploration at $0.10 per Right any time until the tenth business day following public announcement that a person or group, other than those persons that acquired common stock through the APPL Consolidation, has acquired, obtained the right to acquire or otherwise obtained beneficial ownership of 15% or more of the Company's outstanding common stock.

                 AMERICAN EXPLORATION COMPANY AND SUBSIDIARIES

     (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1995 AND 1996 IS
                                  UNAUDITED.)

(9) COMMON STOCK

     The Company has authorized 50,000,000 shares of common stock, of which 11,812,483 shares were issued and outstanding at December 31, 1995. A schedule of the changes in the Company's common stock is provided below:

                                                                YEAR ENDED DECEMBER 31,
                                                         -------------------------------------
                                                           1993          1994          1995
                                                         ---------    ----------    ----------
    Outstanding shares at beginning of year...........   6,941,723     7,051,350    11,468,313
    Issuance of shares in APPL Consolidation (see Note
      3)..............................................          --     4,266,963       346,094
    Issuance of shares in private offering............          --       150,000            --
    Issuance of shares to key officers................     109,588            --            --
    Other issuances (retirements).....................          39            --        (1,924)
                                                         ---------    ----------    ----------
         Outstanding shares at end of year............   7,051,350    11,468,313    11,812,483
                                                         =========    ==========    ==========

     At the Company's annual meeting held in June 1995, American Exploration obtained stockholder approval to effect the Reverse Stock Split and to decrease the number of authorized shares of common stock from 200,000,000 shares to 50,000,000 shares. (See Note 2.)

     At December 31, 1995, the Company had outstanding two series of warrants to purchase common stock. The first series of warrants, issued in conjunction with the private placement of 11% senior subordinated notes in 1991, expires in 2001 (the "2001 Warrants"). At year-end 1995, the 2001 Warrants were exercisable at a price of $22.37 per share and are callable by the Company beginning in December 1996, but only in the event that the Company's common stock has traded at a specified price above the exercise price for a specified period.

     The second series of warrants, which expire in 1999, was issued to an institutional investor in conjunction with the 1992 recapitalization of a Canadian subsidiary (the "1999 Warrants"). At year-end 1995, the 1999 Warrants were exercisable at a price of $22.95 per share and are callable by the Company at the current exercise price per warrant, but only in the event that the Company's common stock has traded at a specified price above the current exercise price for a specified period.

     Both the 2001 Warrants and the 1999 Warrants contain provisions which would adjust the exercise price and number of warrants under certain circumstances, most of which have a dilutive effect on equity.

     Shares of common stock reserved for future issuance as of December 31, 1995 were as follows:

        Exercise of stock options........................................   1,384,443
        Exercise of 2001 Warrants........................................   1,166,740
        Exercise of 1999 Warrants........................................     313,726
        Conversion of Convertible Preferred Stock........................   1,333,333
        Special conversion rights of Convertible Preferred Stock.........     444,444
                                                                            ---------
                  Total shares reserved..................................   4,642,686
                                                                            =========

(10) EMPLOYEE BENEFIT PLANS

STOCK COMPENSATION PLANS

     The American Exploration Company Stock Compensation Plan established in 1983 (the "1983 Plan") provides for the issuance of up to 500,000 shares of the Company's common stock. The 1983 Plan also authorizes the issuance of stock appreciation rights in conjunction with stock options and the granting of

                 AMERICAN EXPLORATION COMPANY AND SUBSIDIARIES

     (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1995 AND 1996 IS
                                  UNAUDITED.)

restricted common stock and performance shares. In 1993, the executive officers of the Company purchased 79,725 shares of restricted common stock for $.50 per share. The difference between the aggregate fair market value of the restricted shares purchased and the purchase price was considered unearned compensation at the time of grant, and compensation is being earned ratably over the vesting period at 33 1/3% per year commencing with the first anniversary of grant. In 1995 and 1994, $306,000 and $391,000 of restricted stock compensation expense was recognized. During the three-year reporting period, no other restricted common stock was issued nor were any stock appreciation rights or performance shares granted under the 1983 Plan.

     In November 1994, the Board of Directors adopted the 1994 American Exploration Company Stock Compensation Plan (the "1994 Plan"), which was approved by American Exploration's stockholders in June 1995. Under the 1994 Plan, 900,000 shares of the Company's common stock are available for the granting of stock options, restricted common stock and performance shares. In addition, performance units may be awarded and stock appreciation rights may be issued in conjunction with the stock options.

     The exercise price, term and other conditions applicable to each option granted under the 1983 Plan and the 1994 Plan are determined at the time of the grant of each option and may vary with each option granted. No option may be granted at a price less than the stock's fair market value on the date of grant. The purchase price of the shares as to which an option is exercised is payable in cash, the Company's common stock or a combination of cash and stock.

     In conjunction with the acquisition of Hershey Oil Corporation ("Hershey") in 1990, the Company assumed the obligation for the stock options outstanding under the Hershey plans at the acquisition date. At December 31, 1995, there were 37,295 options outstanding under the amended and restated Hershey plans.

     Detailed information on stock option transactions is provided below:

                                                             YEAR ENDED DECEMBER 31,
                                                   --------------------------------------------
                                                       1993            1994            1995
                                                   ------------    ------------    ------------
    Options outstanding at beginning of year....        562,458         374,258         289,653
    Options granted.............................          1,020              --         593,321
    Options terminated..........................       (189,200)        (84,605)        (99,108)
    Options exercised...........................            (20)             --             (20)
                                                   ------------    ------------    ------------
    Options outstanding at end of year..........        374,258         289,653         783,846
                                                   ============    ============    ============
    Options exercisable at end of year..........        271,190         242,466         361,633
                                                   ============    ============    ============
    Option price range:
      Options granted...........................   $12.50-14.38    $         --    $ 8.75-15.00
      Options terminated........................    18.13-50.00     18.13-50.00     12.50-47.50
      Options exercised.........................    12.50-14.38              --            8.75
      Options outstanding at end of year........    13.13-50.00     13.13-47.50     11.87-40.00

PHANTOM STOCK PLAN

     In September 1993, the Board of Directors of the Company adopted the Phantom Stock Plan. The purpose of the Phantom Stock Plan is to provide a further means of motivating and retaining key employees of the Company by providing rewards for past performance and incentives for future service. These rewards had previously included restricted units and option units; however, in 1995, all participants exercised their right to convert outstanding option units to stock options under the 1994 Plan.

     In 1993, the executive officers of the Company purchased 29,863 shares of common stock, purchased 79,725 shares of restricted common stock under the 1983 Plan and were awarded 159,450 option units under

                 AMERICAN EXPLORATION COMPANY AND SUBSIDIARIES

     (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1995 AND 1996 IS
                                  UNAUDITED.)

the Phantom Stock Plan. The remaining key employees were granted 650 restricted units and 1,300 option units in 1995, 5,650 restricted units and 11,300 option units in 1994, and 33,791 restricted units and 67,581 option units in 1993. In each case, the price for the option units equaled the fair market value of the Company's common stock on the date of the awards. The grant price for the restricted units to the remaining key employees was below market value.

     The restricted units awarded vest at 33 1/3% per year commencing with the first anniversary of grant. Upon vesting, a participant receives a cash payment for the difference between the grant price for the restricted units and the then-market value of the common stock. Such cash payments totaled $44,000 and $24,000 for 1995 and 1994, respectively. Under the Phantom Stock Plan, participants do not receive shares of the Company's common stock. The Company recognizes compensation expense ratably over the vesting period of the restricted units for the difference between the grant price and the then-market value of the common stock. Such expense totaled $25,000, $22,000 and $59,000 in 1993, 1994 and 1995, respectively.

EMPLOYEE STOCK OWNERSHIP PLAN

     The employee stock ownership plan was a noncontributory plan to acquire shares of the Company's common stock for the benefit of all employees. At the discretion of the Compensation Committee of the Board of Directors, there have been no Company contributions to the plan since 1992. In September 1994, the Board of Directors voted to terminate the plan. A favorable ruling on the plan's termination was received from the Internal Revenue Service in November 1995, and distributions to the plan's participants were made in February 1996.

(11) RELATED-PARTY TRANSACTIONS

NOTES RECEIVABLE FROM OFFICERS

     At December 31, 1995, the Company held $66,000 of notes receivable from executive officers of the Company. The Company provided loans to the executive officers to purchase a portion of the common stock issued in September 1993 in conjunction with the Phantom Stock Plan. The notes bear interest at 3.9% and are payable in equal installments through October 1996.

NEW YORK LIFE

     As of December 31, 1995, New York Life was the second largest stockholder of the Company, owning approximately 9.6% of its voting stock. Since 1983, New York Life had been a substantial investor in each of the Company's APPL Programs, providing 35% of the amount committed by co-investors. New York Life made no investments in the APPL Programs during the past three years. In conjunction with the APPL Consolidation, New York Life sold certain of its APPL Program interests to the Company and transferred its remaining interests to ANCON. (See Note 3.)

     During the period 1985-1992, the Company and a subsidiary of New York Life, as co-general partners, formed the NYLOG Programs, which were sold to the public by New York Life agents and independent broker-dealers. New York Life contributed $1.3 million, $74,000 and $29,000 for development and acquisition activity by the NYLOG Programs for the years ended December 31, 1993, 1994 and 1995, respectively. (See Notes 6 and 18.)

     In December 1993, American Exploration and a subsidiary of New York Life established ANCON, a new partnership formed to consolidate New York Life's other oil and gas holdings. New York Life contributed net assets to the partnership totaling $56.7 million in 1995, consisting primarily of its remaining APPL Program interests, and $9.6 million in 1993. American Exploration acquired a 20% interest in these net assets for cash consideration of $1.5 million in 1993 and $6.7 million in 1995. No properties were contributed to the

                 AMERICAN EXPLORATION COMPANY AND SUBSIDIARIES

     (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1995 AND 1996 IS
                                  UNAUDITED.)

partnership in 1994. Capital contributions by New York Life to ANCON for development activity totaled $813,000 in 1994. No capital contributions were made for development activity in 1995.

     In April 1994, New York Life extended to the Company a $40.0 million bridge facility. (See Note 7.) American Exploration paid interest, commitment and financing fees on this facility totaling $1.6 million in 1994. At December 31, 1994, the Company had $31.1 million outstanding under this facility. In February 1995, the Company refinanced this amount using excess borrowing capacity under its bank credit facility.

INVESTMENT PROGRAMS

     The Company is the operator of certain properties owned by the NYLOG Programs, ANCON and joint ventures and, accordingly, charges technical fees to these entities and third party joint interest owners. The Company is also reimbursed for costs incurred in managing the operations of the NYLOG Programs and ANCON. Administrative and technical fees charged by the Company to the investment programs and ANCON totaled $8.2 million, $7.6 million and $3.9 million for 1993, 1994 and 1995, respectively. These fees also include amounts related to the APPL Programs which were consolidated into American Exploration's operations during 1994 and early 1995.

OTHER TRANSACTIONS

     Legal fees incurred for services by a law firm in which a partner was a director of the Company until June 1995 totaled $243,000, $377,000 and $285,000 in 1993, 1994 and 1995, respectively.

(12) INCOME TAXES

     Effective January 1, 1993, the Company adopted SFAS No. 109. The prior year's financial statements were not adjusted to reflect the new accounting method, and the cumulative effect related to the adoption of SFAS No. 109 had no material effect on the Company's financial position or results of operations. SFAS No. 109 requires the use of an asset and liability approach under which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

     The Company reported income before income taxes and extraordinary items totaling $1.4 million in 1995, which related entirely to domestic operations. The Company's income tax provision (benefit) for the years ended December 31, 1993, 1994 and 1995 is detailed below (in thousands):

                                                            YEAR ENDED DECEMBER 31,
                                                        --------------------------------
                                                          1993        1994        1995
                                                        --------    --------    --------
        Current:
          Federal....................................   $    150    $     --    $     58
          State......................................        476          39         (18)
                                                        --------    --------    --------
                                                             626          39          40
                                                        --------    --------    --------
        Deferred:
          Federal....................................         --          --          --
          State......................................       (121)       (494)       (161)
                                                        --------    --------    --------
                                                            (121)       (494)       (161)
                                                        --------    --------    --------
                  Total..............................   $    505    $   (455)   $   (121)
                                                        ========    ========    ========

                 AMERICAN EXPLORATION COMPANY AND SUBSIDIARIES

     (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1995 AND 1996 IS
                                  UNAUDITED.)

     The difference between the provision (benefit) for income taxes and the amount which would be determined by applying the statutory federal income tax rate to income (loss) before income taxes and extraordinary items for the years ended December 31, 1993, 1994 and 1995 is analyzed below (in thousands):

                                                            YEAR ENDED DECEMBER 31,
                                                        --------------------------------
                                                          1993        1994        1995
                                                        --------    --------    --------
        Income (loss) before income taxes
          and extraordinary item.....................   $(18,674)   $(60,690)   $  1,356
                                                        ========    ========    ========
        Income tax provision (benefit)
          at the statutory rate......................   $ (6,536)   $(21,242)   $    475
        Change in valuation allowance................     (1,133)     22,203         (75)
        Federal alternative minimum tax..............        150          --          58
        State income tax.............................        476          39         (18)
        Other........................................      7,548      (1,455)       (561)
                                                        --------    --------    --------
                  Income tax provision (benefit).....   $    505    $   (455)   $   (121)
                                                        ========    ========    ========

     The Company's deferred income tax liability at December 31, 1994 and 1995 is comprised of the tax benefit (cost) associated with the following items (in thousands):

                                                                     DECEMBER 31,
                                                                 ---------------------
                                                                   1994         1995
                                                                 --------     --------
        Deferred tax asset:
          Net operating loss carryforwards....................   $ 95,732     $ 95,869
          State income tax....................................      3,203        2,790
          Investment tax credit carryforwards.................      1,873        1,873
          Minimum tax carryforwards...........................        479          559
                                                                 --------     --------
             Gross deferred tax asset.........................    101,287      101,091
        Valuation allowance...................................    (93,221)     (93,146)
                                                                 --------     --------
                                                                    8,066        7,945
                                                                 --------     --------
        Deferred tax liability:
          Acquisition, exploration and development costs......     (8,066)      (7,945)
          State income tax....................................       (336)        (175)
                                                                 --------     --------
             Gross deferred tax liability.....................     (8,402)      (8,120)
                                                                 --------     --------
        Net deferred tax liability............................   $   (336)    $   (175)
                                                                 ========     ========

     As of December 31, 1995, the Company had cumulative net operating loss carryforwards ("NOL's") for federal income tax purposes of approximately $274.0 million. Unless utilized, approximately 42% of this amount will expire in the next five years. Included in the total NOL's are approximately $71.5 million which arose through an acquisition completed in 1987, and $143.7 million which arose through the acquisition of Conquest Exploration Company in 1991. These acquired NOL's may be used to offset the respective subsidiaries' taxable income subject to individual annual and cumulative limits. In addition to the individual limitations, changes in the Company's ownership have resulted in an overall limitation on the amount of benefit to be realized from the NOL's in the amount of approximately $13.7 million annually. Any unused portion of the benefit is carried forward. For 1995, the cumulative limit for utilization of available NOL's is $76.3 million. The Company's $2.8 million state tax deferred asset is primarily the result of separate company NOL's in individual states. The Company also has investment tax credit carryforwards of approximately

                 AMERICAN EXPLORATION COMPANY AND SUBSIDIARIES

     (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1995 AND 1996 IS
                                  UNAUDITED.)

$1.9 million, which expire in the amount of approximately $11,000 annually through 1998 and will be fully expired by 2001. The Company has an alternative minimum tax credit carryforward of approximately $559,000 which does not expire and is available to offset regular income taxes in future years, but only to the extent that regular income taxes exceed the alternative minimum tax in such years.

     The deferred tax asset valuation allowance of $93.1 million reflects the amounts for which utilization of the asset is not assured due to the expiration of NOL's and the effects of future drilling costs.

(13) FINANCIAL INSTRUMENTS

DERIVATIVES

     The Company's derivative financial instruments are used solely to manage the risk associated with fluctuations in oil and gas prices. The following table details the commodity price swap agreements in effect at December 31, 1995:

                                                                     AVERAGE           MARKET PRICE
PRODUCT            CONTRACT PERIOD            DAILY PRODUCTION     FIXED PRICE           REFERENCE
- --------    ------------------------------    ----------------     -----------     ---------------------
  Gas        January 1996 - April 1996            10,000 MMbtu       $  1.84       Houston Ship Channel
  Gas        January 1996 - April 1996             5,000 MMbtu          1.88       Henry Hub
  Gas        January 1996 - May 1996              20,000 MMbtu          1.85       Houston Ship Channel
  Gas        January 1996 - May 1996              10,000 MMbtu          1.88       Henry Hub
  Oil        January 1996 - June 1996            2,000 barrels       $ 17.50       NYMEX WTI
  Oil        January 1996 - December 1996        1,000 barrels         17.00       NYMEX WTI

     With regard to the production hedged under the commodity price swap agreements, if the market price is above the fixed price, the Company will pay to the counterparty the difference between the fixed price and the market price; and if the market price is below the fixed price, the Company will receive that difference from the counterparty. The Company is exposed to credit loss in the event of nonperformance by the other party to the swap agreements. However, the Company anticipates that the counterparty will be able to fully satisfy its obligation under the agreements.

     During January 1996, the Company eliminated the effect of certain of its Henry Hub gas price swap agreements by entering into offsetting positions covering 10,000 MMbtu per day for the period from February 1996 to May 1996.

     Subsequent to December 31, 1995, the Company entered into several additional commodity price swap agreements:

                                                                     AVERAGE           MARKET PRICE
PRODUCT            CONTRACT PERIOD            DAILY PRODUCTION     FIXED PRICE           REFERENCE
- --------    ------------------------------    ----------------     -----------     ---------------------
  Gas           June 1996 - May 1997              20,000 MMbtu       $  1.86       Houston Ship Channel
  Gas           June 1996 - May 1997               2,000 MMbtu          2.13       Henry Hub
  Oil          April 1996 - March 1997             400 barrels       $ 18.22       NYMEX WTI
  Oil           July 1996 - December 1996        2,000 barrels         17.80       NYMEX WTI

     Additionally, the Company purchased put options for 2,000 MMbtu per day of gas with an average floor price of $1.90 per MMbtu (based on the Tennessee Gas Pipeline Co., Louisiana and Offshore reference price) for the period from April 1996 through April 1997.

                 AMERICAN EXPLORATION COMPANY AND SUBSIDIARIES

     (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1995 AND 1996 IS
                                  UNAUDITED.)

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following table presents the carrying values and estimated fair values of the Company's financial instruments at December 31, 1995 (in thousands):

                                                                   CARRYING      FAIR
                                                                    VALUE       VALUE
                                                                   --------    --------
        Long-term debt (a)......................................   $(40,000)   $(40,000)
        Commodity price swap agreements (b).....................       (700)     (2,600)

- ---------------

(a) Fair value equals carrying value for the Company's long-term debt.

(b) The carrying value represents a liability recorded in December 1995 to recognize the loss of correlation between actual cash prices and the prices under the swap agreements at the Henry Hub market reference price. The fair value of the swap agreements represents the estimated amount the Company would pay to terminate all of the agreements at December 31, 1995, based on the closing prices for NYMEX futures contracts on the last trading date in December. Management believes that the Company's risk of loss on the price swap agreements due to inflated market reference prices in 1996 will be mitigated by the receipt of actual cash prices in excess of the fixed price under the swap agreements.

     The carrying amounts of cash and cash equivalents, trade receivables and trade payables approximate fair value because of the short maturity of these instruments.

(14) COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

     The Company has operating leases, primarily for office space, which expire over the next six years. These operating leases frequently include renewal options at the then-fair rental value and require that the Company pay a pro rata share of executory costs (including taxes, maintenance and utility expenses) incurred by the landlord. Future minimum payments under all noncancelable operating lease obligations, including an estimated pro rata share of operating expenses, as of December 31, 1995 are as follows (in thousands):

        1996...............................................................   $ 2,396
        1997...............................................................     2,371
        1998...............................................................     2,740
        1999...............................................................     2,737
        2000...............................................................     2,737
        Thereafter.........................................................     1,762
                                                                              -------
                  Total minimum lease payments.............................   $14,743
                                                                              =======

     The Company had no minimum rentals under noncancelable subleases as of December 31, 1995. Rent expense totaled $4.6 million, $3.9 million and $2.7 million in 1993, 1994 and 1995, respectively, which includes the Company's share of executory costs associated with its office leases. Sublease rentals received during the past three years were not material.

PARTNERSHIP COMMITMENTS

     The Company and certain of its subsidiaries act as general partner of a number of limited partnerships. In such capacity, the Company and such subsidiaries are generally liable for the obligations of the partnerships to the extent that partnership assets are insufficient to discharge liabilities. Several of the investment programs formed by the Company or its subsidiaries require certain levels of insurance to cover operating and other risks

                 AMERICAN EXPLORATION COMPANY AND SUBSIDIARIES

     (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1995 AND 1996 IS
                                  UNAUDITED.)

inherent in the production of oil and gas. Under the terms of these programs, the Company would be liable for any costs or damages incurred by a program resulting from the Company's failure to carry the required insurance. The Company believes its insurance coverage is sufficient as required by the program agreements.

     At December 31, 1995, the Company had remaining capital commitments to the NYLOG Programs of $59,000. Under the terms of the NYLOG Programs' partnership agreements, the Company is also obligated to repurchase certain units of limited partner interests in the NYLOG Programs. These annual repurchase commitments are based on formulas contained in the underlying partnership agreements and totaled approximately $250,000 as of December 31, 1995. Reference is made to Note 18 for a discussion of the proposed liquidation of the NYLOG Programs. If the proposed liquidation of the NYLOG Programs is approved, the Company would no longer be obligated to repurchase the NYLOG units of limited partner interests.

     In addition, the Company has a commitment to purchase a 1% interest in any properties transferred to ANCON by New York Life.

CONCENTRATION OF RISKS

     American Exploration's revenues are derived principally from uncollateralized sales of the Company's oil and gas production to customers in the oil and gas industry. Market prices for oil and gas may fluctuate; accordingly, decreases in market prices could adversely affect American Exploration's net operating revenues and cash flows from operating activities. In addition, the concentration of credit risk in a single industry affects the Company's overall exposure to credit risk because customers may be similarly affected by changes in economic and other conditions. The Company has not experienced significant credit losses on such receivables.

     In the year ended December 31, 1995, sales to Enron Corp. and certain subsidiaries of KN Energy, Inc. accounted for approximately 19% and 10%, respectively, of the Company's oil and gas revenues. Because of the availability of other customers, management does not believe that the loss of any single customer would adversely affect the Company's operations.

LEGAL PROCEEDINGS

     In addition to certain legal proceedings arising in the ordinary course of its oil and gas business, the Company is involved in the following matters.

     Bowdoin Field, Phillips and Valley Counties, Montana. In February 1995, two Company affiliates were served with a lawsuit filed by KN Gas Supply Services, Inc. ("KNGSS") in Federal District Court in Denver, Colorado, requesting declaratory judgment that KNGSS had the right to reduce the contract price for gas produced from the Bowdoin Field to market levels from October 1, 1993 forward. KNGSS also requested declaratory judgment that it has a right to relief from the contract price due to regulatory changes, which it alleges renders the contract commercially impracticable, and that Federal Energy Regulatory Commission Order No. 636 is a condition subsequent which excuses performance under the contract. KNGSS alleges that it has overpaid the Company's affiliates and seeks a refund of approximately $2.8 million for the period through September 1995. Although the Company cannot predict the outcome of this proceeding, American Exploration will vigorously defend its interests in this case and does not expect the outcome of the case to have a material adverse impact on its financial position or results of operations.

     In April 1995, the Company's affiliates filed counterclaims against KNGSS in the lawsuit described above alleging that KNGSS failed to take and pay for certain minimum volumes of gas, failed to pay for certain volumes of gas taken, failed to schedule nominations and recorded improper deductions for fuel and other losses. The Company has dismissed all of its counterclaims, except for the claim alleging the improper

                 AMERICAN EXPLORATION COMPANY AND SUBSIDIARIES

     (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1995 AND 1996 IS
                                  UNAUDITED.)

deductions, for a payment from KNGSS of approximately $2.2 million and KNGSS dismissing its commercial impracticability and condition subsequent claims. American Exploration's share of the cash settlement totaled $1.7 million and is primarily reflected as oil and gas revenues in the accompanying 1995 statement of operations.

     Sawyer Field -- Sutton County, Texas. The Company and an affiliated partnership are defendants in a property damage lawsuit filed in December 1994 in the 112th Judicial District Court in Sutton County, Texas styled Claire J. Powers, et al. vs. Don R. Giller, et al. Four related personal injury suits are also pending against the Company and the affiliated partnership. These suits are styled as Jane Giller, et al. vs. Enron Corp., et al. in the 113th Judicial District Court in Harris County, Texas; Jane Giller, et al. vs. Fisher Controls International, Inc., et al. in the 200th Judicial District Court in Travis County, Texas; and Lynn Cooper, et al. vs. Enron Corp., et al. and Donna Lynn Pretzer vs. Enron Corp., et al., both in the United States District Court for the Eastern District of Texas, Marshall Division. All of these lawsuits are related to a fire in December 1994 at a cabin owned by a landowner in the Sawyer Field. As a result of the fire, two hunters died and a third hunter suffered serious burns.

     Pursuant to an arrangement made by the previous operator of the field, the landowner supplied the cabin with natural gas from a nearby well as to which the Company subsequently became the operator. The Company is alleged to have been negligent or grossly negligent in failing to properly supply gas to the cabin. The Company has denied that it was negligent or grossly negligent and will vigorously defend its interests.

     By agreement dated February 20, 1996 and entered into the record on March 5, 1996, the Sutton County landowners and all non-injured hunters settled out of court. All remaining parties have agreed to litigate the case in the Travis County suit and dismiss all other suits. Since the plaintiffs have not specified the amount of damages being sought against the Company, it is not possible to quantify what liabilities, if any, the Company might incur.

     Public Partnership Litigation. In February 1995, the Company and American Exploration Production Company, a subsidiary of the Company ("AEPCO"), were served with a lawsuit instituted in October 1994 styled Richard Riley and Frances Riley v. Leroy Wolf, New York Life Insurance Company, NYLIFE Equity, Inc., NYLIFE Realty Income Partners I, L.P., New York Life Oil and Gas Producing Properties II-E, L.P., Linclay Investment Properties, Inc., American Exploration Production Company, John Does (1-10) and A.B.C. Corp. (1-10), Civil Action No. 94-5827 (HAA) in the United States District Court, District of New Jersey. The plaintiffs alleged various causes of action, including inefficient and wasteful management of partnership assets relating to their investment in real estate and oil and gas limited partnerships. AEPCO acts as a co-general partner in the oil and gas limited partnership. The plaintiffs sought a rescission of their investments, compensatory and punitive damages, and other relief. This case was dismissed with prejudice as to all defendants in December 1995. The Company did not bear any costs in the settlement of this litigation.

     See Note 18 for a discussion of certain litigation filed against the co-general partners of the NYLOG Programs in 1996 and the proposed liquidation of the NYLOG Programs.

     Cement I Unit -- Caddo County, Oklahoma. In 1991, an administrative hearing was held by the Oklahoma Corporation Commission ("OCC") to establish the cause of the saltwater contamination of the municipal water supply of the city of Cyril, Oklahoma and to formulate a plan of abatement of the pollution. Parties to the hearing included the current and former operators of the Cement I Unit as well as the Company. The Company owns an 18.56% interest in the Cement I Unit and controls an additional 6.42% interest through investment programs. In August 1992, the administrative law judge granted the Company's motion to dismiss on the grounds that the Company had not violated any statute, rule or regulation of the OCC and that the evidence did not establish that the Company caused any contamination of the aquifer. The ruling was subsequently affirmed by the OCC in December 1992.

                 AMERICAN EXPLORATION COMPANY AND SUBSIDIARIES

     (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1995 AND 1996 IS
                                  UNAUDITED.)

     In April 1995, the Court of Appeals issued a ruling affirming the Company's dismissal from the proceeding. In rendering its April 1995 judgment, the Court stated, however, that any claims which an operator wishes to make against any non-operator (which could include the Company) pursuant to the plan of unitization, for the non-operator's proportionate share of any costs incurred pursuant to any remediation ultimately ordered, must be brought in District Court in a new proceeding. To date, no such claims have been brought against the Company.

     In September 1995, the Supreme Court of Oklahoma granted a Writ of Certiorari to review the case. However, in December 1995, the court reversed its ruling and denied the petitions for certiorari. The dismissal of the Company from this action is now final.

NORM RELATED PROCEEDINGS

     The Company and certain subsidiaries, among other operators, have been named as defendants in two lawsuits in Mississippi and three lawsuits in Louisiana alleging various causes of action due to the alleged presence of naturally occurring radioactive materials ("NORM") and other hazardous substances. The plaintiffs allege that the NORM contamination is a result of oil and gas operations conducted on properties operated or owned by the Company, its subsidiaries and their predecessors in title, or NORM contaminated pipe delivered to a pipe cleaning facility by the Company or its subsidiaries.

     The Company has conducted a review of its operations with particular attention to environmental compliance. The Company believes it has acted as a prudent operator and is in compliance in all material respects with environmental regulations. As part of the Company's continuing operations, the Company has recorded site remediation costs of $541,000 and $2.4 million in 1995 and 1994, respectively. The Company anticipates it will incur additional costs from time to time related to the continued assessment, testing, disposal, site restoration and other activities in connection with the Company's environmental proceedings. The Company will continue to vigorously contest liability under the pending proceedings and seek to apportion any resulting liability under such proceedings among the Company, its predecessor operators and other working interest owners.

     A brief summary of each of the lawsuits is presented below.

     Bay Springs Field -- Jasper County, Mississippi. In May 1994, the Company was served with a lawsuit filed by private landowners against the Company and other defendants in the Circuit Court of Jasper County, Mississippi, First Judicial District, based on the presence of NORM on the plaintiffs' property. The plaintiffs allege that the NORM contamination is a result of oil and gas operations conducted on properties operated by the Company and its predecessors in title and on properties in which the Company does not own an interest. The Company removed the lawsuit to federal court and obtained a ruling from the court that allowed remediation of the property operated by the Company. The lawsuit has since been remanded back to the Circuit Court of Jasper County.

     The Company successfully obtained an order severing the claims against it from claims against properties in which the Company does not own an interest. The amount of damages sought against the Company is not known at this time since the plaintiffs have failed to quantify such damages.

     The Company has completed a NORM remediation program on the property and the site has been restored. The Company believes that the completion of the remediation effort has significantly reduced any basis for the plaintiffs' damage claims and, although the Company cannot predict the outcome of this proceeding, American Exploration does not expect the outcome of the case to have a material adverse impact on its financial position or results of operations.

                 AMERICAN EXPLORATION COMPANY AND SUBSIDIARIES

     (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1995 AND 1996 IS
                                  UNAUDITED.)

     Diamond Field -- Wayne County, Mississippi. The Company and a subsidiary were served in May 1994 with a lawsuit in the Circuit Court of Wayne County, Mississippi based on the presence of NORM and other hazardous materials arising from oil and gas activities on certain tracts in the Diamond Field. Injunctive relief and monetary and punitive damages are sought; however, the plaintiffs do not specify the amount of damages being sought. In November 1994, the Court denied a motion by the plaintiffs to enjoin the Company from remediating the property without approval by the plaintiffs and issued a ruling that allowed the Company to remediate the property without interference. The Company completed remediation in February 1995. In January 1996, the plaintiffs dropped all allegations of personal injury from their claims. The Company believes that the completion of the remediation effort has significantly reduced any basis for the plaintiffs' damage claims and, although the Company cannot predict the outcome of this proceeding, American Exploration does not expect the outcome of the case to have a material adverse impact on its financial position or results of operations.

     Fordoche Field -- Point Coupee Parish, Louisiana. In August 1994, a Company subsidiary and affiliate were served with a lawsuit in the 18th Judicial District Court, Point Coupee Parish, Louisiana. The plaintiffs alleged they represented a class of plaintiffs damaged by oil and gas activities, including damages caused by NORM, elevated levels of chlorides and other hazardous oil field wastes and substances in the Fordoche Field and other fields operated by a third party near Lottie, Louisiana. The class certification was never approved by the court. The plaintiffs sought unspecified compensation for actual and exemplary damages. The Company owns a minority interest and does not operate this property. In January 1996, the case was dismissed with prejudice against the Company and its affiliate at no cost to the Company.

     51 Oil Corp. Facility. A Company subsidiary was served with two lawsuits relating to the 51 Oil Corp. Facility near Lafayette, Louisiana. In 51 Oil Corp.
v. Adobe Resources Corp., et al., Civil Action No. 93-08548, filed in Civil District Court in Orleans Parish, Louisiana, the plaintiff alleged that the Company's subsidiary, among 65 other defendants, supplied pipe contaminated with NORM to the plaintiff. The plaintiff alleged that the defendants failed to warn the plaintiff of this condition, among other allegations, and sought contribution by the defendants for the cost of remediation of its property as well as other damages. The plaintiff's records indicate that the Company's subsidiary supplied about one-half of one percent of the pipe to the facility. The lawsuit was settled for $25,000 as to the Company's subsidiary in March 1995 and was dismissed with prejudice on April 12, 1995.

     In Danny Broussard, et al. v. Adobe Resources Corp., et al., Civil Action No. 94-8019, filed in July 1994 in Civil District Court in Orleans Parish, Louisiana, the plaintiffs, an employee of 51 Oil Corp. and his family, alleged that a Company subsidiary delivered pipe contaminated with NORM to 51 Oil Corp. and that such actions caused the plaintiff to suffer various personal injuries. The plaintiffs sought compensatory and punitive damages for both medical expenses and other damages; however, the plaintiffs did not specify the amount of damages being sought. The lawsuit was settled for $3,000 against the Company's subsidiary, and the case was dismissed with prejudice on February 5, 1996.

                 AMERICAN EXPLORATION COMPANY AND SUBSIDIARIES

     (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1995 AND 1996 IS
                                  UNAUDITED.)

(15) CASH FLOW INFORMATION

     Supplemental cash flow information is presented below (in thousands):

                                                                                  SIX MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,                JUNE 30,
                                          ---------------------------------      -------------------
                                           1993         1994         1995         1995        1996
                                          ------      --------      -------      ------      -------
CASH PAYMENTS:
  Interest, net of amounts capitalized
     (a)...............................   $6,931      $  6,528      $ 5,638      $4,023      $ 1,752
  Income taxes.........................      567            39           40          12           --
NONCASH INVESTING AND FINANCING
  ACTIVITIES:
  APPL Consolidation:
     Acquisition of oil and gas
       properties......................   $   --      $ 52,222      $ 1,198      $   --      $ 1,198
     Other assets......................       --         2,287           --          --           --
     Liabilities assumed...............       --           535           --          --           --
     Debt retired......................       --         1,612        4,680          --        4,680
     American Exploration common stock
       issued..........................       --       (56,230)      (4,326)         --       (4,326)
     Gain on extinguishment of debt....       --          (426)      (1,552)         --       (1,552)
  Issuance of common stock to
     officers..........................   $1,237(b)   $     --      $    --      $   --      $    --

- ---------------
(a) The Company capitalized interest totaling $2.3 million in 1993 and $1.5 million in both 1994 and 1995, based on the Company's weighted average bank borrowing rate for the period. Capitalized interest totaled $695,000 and $720,000 for the first six months of 1995 and 1996, respectively.

(b) Amount consists of notes receivable from officers totaling approximately $230,000 and unearned compensation of approximately $1.0 million, which are both recorded as reductions of stockholders' equity.

                 AMERICAN EXPLORATION COMPANY AND SUBSIDIARIES

     (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1995 AND 1996 IS
                                  UNAUDITED.)

(16) INDUSTRY SEGMENTS AND GEOGRAPHIC AREAS

     The Company's only industry segment is oil and gas exploration and production. Information regarding the Company's operations by geographic area for the last three years is presented below (in thousands):

                                                       UNITED                     OTHER
                                                      STATES(A)    CANADA(B)    FOREIGN(C)    CONSOLIDATED
                                                      ---------    ---------    ----------    ------------
Year Ended December 31, 1993
  Sales to unaffiliated customers..................   $  44,334     $ 5,255      $      --      $ 49,589
  Income (loss) from operations....................         844         822        (13,684)      (12,018)
  Identifiable assets..............................     178,642          --          6,956       185,598
Year Ended December 31, 1994
  Sales to unaffiliated customers..................   $  50,033     $    --      $      --      $ 50,033
  Loss from operations.............................     (44,727)         --         (6,706)      (51,433)
  Identifiable assets..............................     223,894          --             --       223,894
Year Ended December 31, 1995
  Sales to unaffiliated customers..................   $  70,768     $    --      $      --      $ 70,768
  Income from operations...........................       6,813          --             --         6,813
  Identifiable assets..............................     176,030          --             --       176,030

- ---------------
(a) In 1994, the Company reported an impairment charge of $25.0 million related to a change in accounting policy for impairment of proved oil and gas properties. (See Note 1.)

(b) The Company sold all of its Canadian assets in mid-1993.

(c) Net losses related to the Company's leasehold interests in Oman and Tunisia primarily reflect the write-off of these assets, which were sold in 1994.

                 AMERICAN EXPLORATION COMPANY AND SUBSIDIARIES

     (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1995 AND 1996 IS
                                  UNAUDITED.)

(17) QUARTERLY RESULTS -- (UNAUDITED)

                                                          FIRST      SECOND      THIRD      FOURTH
                                                         QUARTER     QUARTER    QUARTER    QUARTER
                                                         --------    -------    -------    --------
                                                         (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
Year Ended December 31, 1994 (a)
  Oil and gas sales...................................   $  9,366    $11,145    $13,355    $ 16,167
  Total revenues......................................      9,433     11,442     13,831      16,653
  Loss from operations................................    (11,329)    (2,413)    (4,035)    (33,656)
  Loss before extraordinary item......................    (12,809)    (4,273)    (5,608)    (37,545)
  Net loss............................................    (12,809)    (2,231)    (2,657)    (37,119)
Net loss per common share:
  Loss before extraordinary item......................   $  (1.88)   $  (.67)   $  (.78)   $  (3.68)
  Extraordinary gain on extinguishment of debt........         --        .29        .38         .04
                                                         --------    -------    -------    --------
          Net loss per common share...................   $  (1.88)   $  (.38)   $  (.40)   $  (3.64)
                                                         ========    =======    =======    ========
Year Ended December 31, 1995 (b)
  Oil and gas sales...................................   $ 17,832    $20,327    $16,890    $ 15,719
  Total revenues......................................     18,837     20,725     25,839      16,533
  Income (loss) from operations.......................      1,308      2,897      7,263      (4,655)
  Income (loss) before extraordinary item.............       (495)       990      6,015      (5,033)
  Net income (loss)...................................      1,961        990      6,015      (5,033)
Net income (loss) per common share:
  Income (loss) before extraordinary item.............   $   (.08)   $   .05    $   .47    $   (.46)
  Extraordinary gain on extinguishment of debt........        .21         --         --          --
                                                         --------    -------    -------    --------
          Net income (loss) per common share..........   $    .13    $   .05    $   .47    $   (.46)
                                                         ========    =======    =======    ========

- ---------------
(a) In the first quarter of 1994, the Company recorded impairment expense of $6.4 million for the write-off of American Exploration's remaining leasehold interest in Tunisia. During the fourth quarter, the Company reported an impairment charge of $25.0 million related to the change in accounting policy for impairment of proved oil and gas properties. Also in the fourth quarter, the Company recorded additional impairment expense of $1.4 million associated with several properties on which no further exploratory work is planned and a $2.0 million severance charge as a result of the APPL Consolidation. In the second, third and fourth quarters of 1994, the Company recorded extraordinary gains of $2.0 million, $3.0 million and $426,000, respectively, which resulted from the elimination of nonrecourse debt through the APPL Consolidation.

(b) In the first quarter of 1995, the Company recorded an extraordinary gain of $2.5 million resulting from the elimination of debt through the APPL Consolidation. In the third quarter of 1995, the Company recorded a gain on the sale of the Sawyer Field of approximately $10.6 million, offset in part by recognition of $2.8 million of dry hole expense on two wells. In the fourth quarter of 1995, the Company recorded an impairment charge of $1.8 million related to impairment of an unproved property and recorded additional dry hole expense of $1.3 million primarily related to one offshore well.

     Quarterly earnings per common share are based on the weighted average number of shares outstanding during the quarter, and the sum of the quarters may not equal annual earnings per common share. Earnings per common share have been retroactively restated to reflect the one-for-ten reverse split of the Company's common stock. (See Note 2.)

                 AMERICAN EXPLORATION COMPANY AND SUBSIDIARIES

     (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1995 AND 1996 IS
                                  UNAUDITED.)

(18) SUBSEQUENT EVENTS

NYLOG LITIGATION AND PROPOSED LIQUIDATION

     The Company and its subsidiary, American Exploration Production Company (together, the "American Exploration Parties"), along with New York Life and several of its subsidiaries, have been named as defendants in a class action complaint filed in the United States District Court for the Southern District of Florida on March 18, 1996, styled Shea et al. v. New York Life Insurance Co., et al. (Civil Action No. 96-0746) alleging generally that the defendants engaged in fraudulent activities in connection with the marketing and sale of interests in various limited partnerships, including the NYLOG Programs, and the subsequent operation of such partnerships, breached implied covenants and fiduciary duties owed to investors and violated various federal securities and state laws and rules. The plaintiffs purport to represent a class of all persons who purchased or otherwise assumed rights and title to interests in the partnerships that were created, sponsored, marketed, sold, operated or managed by the defendants from January 1, 1985 through March 18, 1996. The plaintiffs have asked for compensatory damages for their lost original investment, plus interest, costs (including attorneys' fees), punitive damages, disgorgement of any earnings, compensation and benefits received by the defendants as a result of the alleged actions and other unspecified relief to which plaintiffs may be entitled. The lawsuit was preceded by two similar but separate lawsuits filed by the plaintiffs in the District Courts in Harris County, Texas on January 11, 1996.

     The defendants expressly deny any wrongdoing alleged in the complaints and do not concede any liability or wrongdoing in connection with any of the facts or claims that have been alleged against them in the lawsuits described above, including any liability or wrongdoing in connection with the sale of the units of limited partner interest in the partnerships. Nevertheless, to reduce the burden of protracted litigation, the defendants have entered into a Stipulation of Settlement (the "Settlement Agreement") with the plaintiffs because, in their opinion, the settlement would (i) provide substantial benefits to the limited partners in a manner consistent with New York Life's prior determination to wind up the NYLOG Programs through orderly liquidation because the continuation of the business no longer served the intended objectives of either the limited partners or the defendants and to offer the limited partners an enhancement to the liquidating distribution they would otherwise receive, (ii) provide an opportunity to wind up the partnerships on a schedule favorable to the limited partners and to resolve the issues raised by the lawsuits and (iii) reduce the burdens and uncertainties associated with protracted litigation of the claims underlying the lawsuits.

     If the Settlement Agreement is approved by the Florida court and becomes final, a limited partner of a limited partnership who participates in the settlement will receive from an affiliate of New York Life a cash payment that, together with prior distributions to such settling limited partner from such limited partnership, will result in the settling limited partner having received in the aggregate an amount at least equal to his total investment in such partnership. If the proposed settlement becomes final, the defendants and various other related parties will be released and discharged from any and all claims a limited partner may have against the defendants in connection with the partnerships. The American Exploration Parties will not be liable for any payment of advances or refunds to the NYLOG investors.

     On March 19, 1996, the Florida federal district court issued a hearing order and certified the class for settlement purposes only and directed the defendants to cause a class notice to be mailed to potential class members. The Settlement Agreement is not yet final, is subject to a number of conditions and may be terminated in certain circumstances.

     New York Life and certain of its subsidiaries and AEPCO have also been named as defendants in a lawsuit relating to the NYLOG Programs styled Billy H. Mancil and Mary M. Mancil v. New York Life Insurance Company, et al., Civil Action No. CV-95-2595 GR, Circuit Court of Montgomery County, Alabama (the "Mancil Litigation"). The complaint in the Mancil Litigation alleges various causes of action

                 AMERICAN EXPLORATION COMPANY AND SUBSIDIARIES

     (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1995 AND 1996 IS
                                  UNAUDITED.)

arising out of Mancil's purchase of interests in certain NYLOG Programs including, among other things, fraud, reckless and negligent misrepresentations, and negligence in hiring, training and/or supervising a sales agent involved in the sale of the NYLOG interests. Plaintiffs seek an unspecified amount of compensatory and punitive damages and costs.

     The American Exploration Parties and NYLIFE Inc. ("NYLIFE"), a subsidiary of New York Life, have entered into an indemnity agreement (the "Indemnity Agreement") pursuant to which NYLIFE has agreed to indemnify the American Exploration Parties from and against any and all judgments or settlements entered or reached in the NYLOG litigation described above, or any subsequent lawsuits by investors in the NYLOG Programs based on claims and factual allegations substantially similar to those contained in the original complaints filed in state district court in Texas (collectively with the Mancil Litigation, the "NYLOG Litigation"). Pursuant to the Indemnity Agreement, NYLIFE has assumed control of the joint defense of the NYLOG Litigation at NYLIFE's expense including, but not limited to, any settlement discussions or settlements. Additionally, pursuant to the Indemnity Agreement, the American Exploration Parties have agreed that if a settlement of the NYLOG Litigation occurs and in connection therewith the assets of the NYLOG Programs are sold in liquidation of the partnerships, the American Exploration Parties will be allocated 5% (which represents AEPCO's initial capital contribution percentage) of revenues and net proceeds from the sale of properties effective from and after February 1, 1996. Based upon the terms of the Indemnity Agreement, the Company does not believe that the NYLOG Litigation will have a material adverse impact on its financial position or results of operations.

ACQUISITION OF INTERESTS IN THE GULF OF MEXICO

     On March 15, 1996, the Company and Dominion Reserves, Inc. acquired interests in five offshore blocks in the Gulf of Mexico from a private company for a purchase price of approximately $56.0 million. American Exploration's 25% share of the acquisition was funded through $14.0 million in borrowings under the Company's bank credit facility.

                 AMERICAN EXPLORATION COMPANY AND SUBSIDIARIES

          SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

CAPITALIZED COSTS

                                                                                 DECEMBER 31,
                                                                             --------------------
                                                                               1994        1995
                                                                             --------    --------
                                                                                (IN THOUSANDS)
Proved properties........................................................    $319,048    $265,953
Unproved oil and gas interests...........................................      24,405      26,074
                                                                             --------    --------
  Total capitalized costs................................................     343,453     292,027
  Less: Accumulated depreciation, depletion and amortization.............     153,509     146,188
                                                                             --------    --------
  Net capitalized costs..................................................    $189,944    $145,839
                                                                             ========    ========

COSTS INCURRED IN OIL AND GAS ACQUISITION, EXPLORATION
AND DEVELOPMENT ACTIVITIES

                                                                  UNITED
                                                                  STATES     FOREIGN      TOTAL
                                                                 --------    --------    --------
                                                                          (IN THOUSANDS)
Year Ended December 31, 1993
  Proved property acquisition costs...........................   $  4,596    $  1,011    $  5,607
  Exploration costs...........................................      6,103       5,006      11,109
  Development costs...........................................      8,786         686       9,472
  Capitalized interest........................................      1,390         956       2,346
                                                                 --------    --------    --------
          Total costs incurred................................   $ 20,875    $  7,659    $ 28,534
                                                                 ========    ========    ========
Year Ended December 31, 1994
  Proved property acquisition costs...........................   $ 81,385    $     --    $ 81,385
  Exploration costs...........................................      2,583          --       2,583
  Development costs...........................................     15,804          --      15,804
  Capitalized interest........................................      1,496          --       1,496
                                                                 --------    --------    --------
          Total costs incurred................................   $101,268    $     --    $101,268
                                                                 ========    ========    ========
Year Ended December 31, 1995
  Property acquisition costs:
     Proved...................................................   $ 14,491    $     --    $ 14,491
     Unproved.................................................      2,642          --       2,642
  Exploration costs...........................................      2,449          --       2,449
  Development costs...........................................     23,089          --      23,089
  Capitalized interest........................................      1,468          --       1,468
                                                                 --------    --------    --------
          Total costs incurred................................   $ 44,139    $     --    $ 44,139
                                                                 ========    ========    ========

                 AMERICAN EXPLORATION COMPANY AND SUBSIDIARIES
  SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES -- (CONTINUED)

RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

                                                                  UNITED
                                                                  STATES     FOREIGN      TOTAL
                                                                 --------    --------    --------
                                                                          (IN THOUSANDS)
Year Ended December 31, 1993
  Revenues....................................................   $ 44,334    $  5,255    $ 49,589
  Production and operating costs..............................     14,088       1,910      15,998
  Exploration expense.........................................      4,219       3,335       7,554
  Depreciation, depletion and amortization....................     20,192       1,861      22,053
  Impairment expense..........................................        773      10,202      10,975
  Taxes other than income.....................................      3,687          42       3,729
  Income tax expense..........................................        505          --         505
                                                                 --------    --------    --------
          Results of operations for producing activities......   $    870    $(12,095) $  (11,225)
                                                                 ========    ========    ========
Year Ended December 31, 1994
  Revenues....................................................   $ 50,033    $     --    $ 50,033
  Production and operating costs..............................     21,302          --      21,302
  Exploration expense.........................................      2,569         (10)      2,559
  Depreciation, depletion and amortization....................     28,062          --      28,062
  Impairment expense..........................................     27,127       6,443      33,570
  Taxes other than income.....................................      4,630          --       4,630
  Income tax benefit..........................................       (455)         --        (455)
                                                                 --------    --------    --------
          Results of operations for producing activities......   $(33,202)   $ (6,433)   $(39,635)
                                                                 ========    ========    ========
Year Ended December 31, 1995
  Revenues....................................................   $ 70,768    $     --    $ 70,768
  Production and operating costs..............................     24,515          --      24,515
  Exploration expense.........................................      4,826          --       4,826
  Depreciation, depletion and amortization....................     29,100          --      29,100
  Impairment expense..........................................      1,822          --       1,822
  Taxes other than income.....................................      4,928          --       4,928
  Income tax benefit..........................................       (121)         --        (121)
                                                                 --------    --------    --------
          Results of operations for producing activities......   $  5,698    $     --    $  5,698
                                                                 ========    ========    ========

OIL AND GAS RESERVE INFORMATION -- (UNAUDITED)

     The following information summarizes the policies used by the Company in preparing the accompanying oil and gas reserve disclosures, standardized measure of discounted future net cash flows relating to proved oil and gas reserves and the reconciliation of such standardized measure from period to period.

     Proved reserves are estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves that can reasonably be expected to be recovered through existing wells with existing equipment and operating methods.

     The standardized measure of discounted future net cash flows from production of proved reserves was developed by first estimating the quantities of proved reserves and the future periods during which they are expected to be produced based on year-end economic conditions. The estimated future cash flows from proved reserves were then determined based on year-end prices, except in those instances where fixed and determinable price escalations are included in existing contracts. The effects of derivative transactions did not

                 AMERICAN EXPLORATION COMPANY AND SUBSIDIARIES
  SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES -- (CONTINUED)

materially impact oil and gas prices as of December 31, 1995. Finally, future cash flows were reduced by estimated production costs, costs to develop and produce the proved reserves, and certain abandonment costs, all based on year-end economic conditions and the estimated effect of future income taxes based on the current tax law.

     The standardized measure of discounted future net cash flows does not purport to present, nor should it be interpreted to present, the fair value of the Company's oil and gas reserves. An estimate of fair value would also take into account, among other things, the recovery of reserves not presently classified as proved, anticipated future changes in prices and costs and a discount factor more representative of the time value of money and the risks inherent in reserve estimates.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS
RELATING TO PROVED OIL AND GAS RESERVES -- (UNAUDITED)

                                                                    YEAR ENDED DECEMBER 31,
                                                              -----------------------------------
                                                                1993         1994         1995
                                                              ---------    ---------    ---------
                                                                        (IN THOUSANDS)
Future cash inflows........................................   $ 326,768    $ 502,989    $ 454,508
Future production and development costs....................    (147,481)    (258,711)    (209,094)
                                                              ---------    ---------    ---------
Future net cash flows before income taxes..................     179,287      244,278      245,414
Future income taxes........................................      (4,528)      (2,109)      (2,892)
                                                              ---------    ---------    ---------
Future net cash flows after income taxes...................     174,759      242,169      242,522
Discount at 10% annual rate................................     (71,489)    (101,463)     (98,628)
                                                              ---------    ---------    ---------
Standardized measure of discounted future net cash flows...   $ 103,270    $ 140,706    $ 143,894
                                                              =========    =========    =========

CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE
NET CASH FLOWS -- (UNAUDITED)

                                                                     YEAR ENDED DECEMBER 31,
                                                                 --------------------------------
                                                                   1993        1994        1995
                                                                 --------    --------    --------
                                                                          (IN THOUSANDS)
Balance, beginning of year....................................   $180,812    $103,270    $140,706
Sales and transfers of oil and gas produced, net of production
  costs.......................................................    (31,818)    (24,101)    (41,325)
Net changes in prices and production costs....................    (19,870)    (67,753)      9,959
Extensions, discoveries and improved recoveries, net of future
  production and development costs............................     12,780       3,822      22,867
Purchases of minerals in place................................      7,203     115,379      15,162
Sales of minerals in place....................................    (48,521)       (451)    (33,672)
Changes in estimated future development costs.................     (5,325)      4,997       3,222
Development costs incurred during the year....................      7,931      11,518      11,592
Revisions of previous quantity estimates......................    (15,967)     (7,826)      3,857
Accretion of discount.........................................     18,269      10,476      14,230
Net change in future income taxes.............................        386         117        (444)
Changes in production rates (timing) and other................     (2,610)     (8,742)     (2,260)
                                                                 --------    --------    --------
Balance, end of year..........................................   $103,270    $140,706    $143,894
                                                                 ========    ========    ========

                 AMERICAN EXPLORATION COMPANY AND SUBSIDIARIES
  SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES -- (CONTINUED)

RESERVE QUANTITY INFORMATION -- (UNAUDITED)

                                                UNITED STATES             CANADA                  TOTAL
                                              ------------------    -------------------    -------------------
                                                OIL        GAS        OIL        GAS         OIL        GAS
                                              (MBBLS)    (MMCF)     (MBBLS)     (MMCF)     (MBBLS)     (MMCF)
                                              -------    -------    -------    --------    -------    --------
PROVED RESERVES
Balance at December 31, 1992...............    8,031     123,373     1,392      120,713     9,423      244,086
  Purchases of minerals in place...........      107      10,029        51        7,182       158       17,211
  Extensions, discoveries and other
    additions..............................      326      10,157        --          544       326       10,701
  Revisions of previous estimates..........   (1,127)    (13,642)       --           --    (1,127)     (13,642)
  Sales of minerals in place...............     (253)    (13,400)   (1,371)    (124,897)   (1,624)    (138,297)
  Production...............................   (1,189)    (11,794)      (72)      (3,542)   (1,261)     (15,336)
                                              ------     -------    ------     --------    -------    --------
Balance at December 31, 1993...............    5,895     104,723        --           --     5,895      104,723
  Purchases of minerals in place...........    5,153     108,075        --           --     5,153      108,075
  Extensions, discoveries and other
    additions..............................      128      12,825        --           --       128       12,825
  Revisions of previous estimates..........     (197)    (22,467)       --           --      (197)     (22,467)
  Sales of minerals in place...............      (78)       (235)       --           --       (78)        (235)
  Production...............................   (1,241)    (16,241)       --           --    (1,241)     (16,241)
                                              ------     -------    ------     --------    -------    --------
Balance at December 31, 1994...............    9,660     186,680        --           --     9,660      186,680
  Purchases of minerals in place...........    1,225      18,846        --           --     1,225       18,846
  Extensions, discoveries and other
    additions..............................    1,435      17,318        --           --     1,435       17,318
  Revisions of previous estimates..........      616       1,270        --           --       616        1,270
  Sales of minerals in place...............     (792)    (73,650)       --           --      (792)     (73,650)
  Production...............................   (1,680)    (24,450)       --           --    (1,680)     (24,450)
                                              ------     -------    ------     --------    -------    --------
Balance at December 31, 1995...............   10,464     126,014        --           --    10,464      126,014
                                              ======     =======    ======     ========    =======    ========
PROVED DEVELOPED RESERVES
Balance at December 31, 1993...............    5,018      71,623        --           --     5,018       71,623
                                              ======     =======    ======     ========    =======    ========
Balance at December 31, 1994...............    8,697     127,838        --           --     8,697      127,838
                                              ======     =======    ======     ========    =======    ========
Balance at December 31, 1995...............    9,474      98,590        --           --     9,474       98,590
                                              ======     =======    ======     ========    =======    ========

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
American Exploration Company:

     We have audited the accompanying statements of oil and gas revenues and direct lease operating expenses attributable to certain oil and gas properties, acquired by American Exploration Company from Zilkha Energy Company (the Zilkha I Properties), for each of the years in the three-year period ended December 31, 1995. These statements of oil and gas revenues and direct lease operating expenses are the responsibility of American Exploration Company's management. Our responsibility is to express an opinion on these statements of oil and gas revenues and direct lease operating expenses based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of oil and gas revenues and direct lease operating expenses are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of oil and gas revenues and direct lease operating expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statements of oil and gas revenues and direct lease operating expenses. We believe that our audits of the statements of oil and gas revenues and direct lease operating expenses provide a reasonable basis for our opinion.

     The accompanying statements were prepared as described in note 1 for the purpose of complying with certain rules and regulations of the Securities and Exchange Commission (SEC) for inclusion in certain SEC regulatory reports and filings and are not intended to be a complete financial presentation.

     In our opinion, the accompanying statements of oil and gas revenues and direct lease operating expenses present fairly, in all material respects, the oil and gas revenues and direct lease operating expenses of the Zilkha I Properties for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

Houston, Texas
September 26, 1996

                            THE ZILKHA I PROPERTIES

                     STATEMENTS OF OIL AND GAS REVENUES AND
                        DIRECT LEASE OPERATING EXPENSES
      FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND THE PERIOD
             JANUARY 1, 1996 THROUGH FEBRUARY 29, 1996 (UNAUDITED)
                                 (IN THOUSANDS)




                                                                                       JANUARY 1,
                                                       YEAR ENDED DECEMBER 31,        1996 THROUGH
                                                     ----------------------------     FEBRUARY 29,
                                                     1993       1994        1995          1996
                                                     ----      ------      ------     ------------
                                                                                      (UNAUDITED)
Oil and gas revenues...............................  $358      $1,291      $7,513        $1,964
Direct lease operating expenses....................    35         148         662           109
                                                     ----      ------      ------        ------
Oil and gas revenues in excess of direct lease
  operating expenses...............................  $323      $1,143      $6,851        $1,855
                                                     ====      ======      ======        ======

      See accompanying notes to the Statements of Oil and Gas Revenues and
                        Direct Lease Operating Expenses.

                            THE ZILKHA I PROPERTIES

                NOTES TO STATEMENTS OF OIL AND GAS REVENUES AND
                        DIRECT LEASE OPERATING EXPENSES
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
      AND THE PERIOD JANUARY 1, 1996 THROUGH FEBRUARY 29, 1996 (UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     During March 1996, American Exploration Company (the "Company") purchased from Zilkha Energy Company ("Zilkha") 25% of Zilkha's working interest in certain oil and gas properties (the "Zilkha I Properties") located in the Gulf of Mexico.

     The statements of oil and gas revenues and direct lease operating expenses include only the oil and gas revenues and direct lease operating expenses attributable to the purchased interest in the Zilkha I Properties and are not intended to be a complete set of financial statements. Oil and gas revenues and direct lease operating expenses included herein are not necessarily representative of future operations.

     The accompanying statements of oil and gas revenues and direct lease operating expenses were derived from the historical accounting records. Direct lease operating expenses include payroll, lease and well repairs, maintenance and other direct operating expenses.

     In the opinion of management, the unaudited statement of oil and gas revenues and direct lease operating expenses for the period January 1, 1996 through February 29, 1996 includes all material adjustments, which consist only of normal recurring adjustments necessary for a fair presentation, and is not necessarily indicative of the results for the entire year.

  Omitted Historical Financial Information

     Full historical financial statements, including general and administrative expenses, interest expense and income tax expense, have not been presented historically because the above properties were not accounted for or operated as a separate division. Historical depletion expense has also not been included as the basis in the properties has been adjusted in the purchase price allocation; therefore, historical depletion will no longer be relevant.

  Gas Imbalances

     The sales method is used for accounting for gas imbalances. Under the sales method, gas revenues are recorded when received; no adjustment is made for any resulting imbalance positions.

(2) CAPITAL EXPENDITURES (UNAUDITED)

     Development expenditures related to the Zilkha I Properties totaled approximately $116,000 during the period January 1, 1996 through February 29, 1996 and $1,917,000, $16,709,000 and $8,944,000 for the years ended December 31,
1993, 1994 and 1995, respectively.

(3) SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION (UNAUDITED)

  Oil and Gas Reserves

     The following table shows estimates of proved reserves, net of royalty interests, at December 31, 1993, 1994 and 1995 which were acquired by the Company from Zilkha during March 1996. The information was compiled from reserve reports prepared by William M. Cobb & Associates, Inc., Independent Petroleum Engineering Consultants, as of January 1, 1996. No comparable estimates were available for prior periods; therefore, reserves for December 31, 1993, 1994, and 1995 have been calculated by adjusting the January 1, 1996 amounts only for producing activities. Consequently, no revisions of previous estimates have been reflected. Management emphasizes that the volumes of reserves shown below are estimates, which, by their

                            THE ZILKHA I PROPERTIES

                NOTES TO STATEMENTS OF OIL AND GAS REVENUES AND
                 DIRECT LEASE OPERATING EXPENSES -- (CONTINUED)
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
      AND THE PERIOD JANUARY 1, 1996 THROUGH FEBRUARY 29, 1996 (UNAUDITED)

nature, are subject to revision. The estimates are made using all available geological and reservoir data as well as production performance data. These estimates are reviewed annually and revised, either upward or downward, as warranted by additional performance data. The properties are located offshore Louisiana.

  Estimated Quantities of Oil and Gas Reserves:

                                                      YEAR ENDED DECEMBER 31,
                                -------------------------------------------------------------------
                                       1993                   1994                    1995
                                -------------------    -------------------    ---------------------
                                OIL (BBL)  GAS (MCF)   OIL (BBL)  GAS (MCF)   OIL (BBL)   GAS (MCF)
                                -------    --------    -------    --------    --------    ---------
Proved reserves:
  Beginning of year..........   955,710    8,577,140   955,658    8,405,273    893,973    8,211,033
  Production.................       (52)   (171,867)   (61,685)   (194,240)   (301,229)   (1,507,057)
                                -------    ---------   -------    ---------    -------    ---------
  End of year................   955,658    8,405,273   893,973    8,211,033    592,744    6,703,976
                                =======    =========   =======    =========    =======    =========
Proved developed reserves:
  Beginning of year..........   652,389    7,202,704   652,337    7,030,837    590,652    6,836,597
                                =======    =========   =======    =========    =======    =========
  End of year................   652,337    7,030,837   590,652    6,836,597    289,423    5,329,540
                                =======    =========   =======    =========    =======    =========

  Discounted Future Net Cash Flows

     Estimates of future net cash flows from proved reserves were made in accordance with Statement of Financial Accounting Standards No. 69, "Disclosures about Oil and Gas Producing Activities." The amounts are shown in the following table.

     Estimated future cash inflows are computed by applying January 1, 1996 prices of oil and natural gas to year-end quantities of proved reserves. Future price changes are considered only to the extent provided by contractual arrangements. Estimated future development and production costs are determined by estimating the expenditures to be incurred in developing and producing the proved oil and gas reserves at the end of the year, based on January 1, 1996 costs and assuming continuation of existing economic conditions.

     Historical supplemental oil and gas reserve information does not include estimated future income tax expenses as such amounts are not relevant or indicative of future taxes to be incurred by the Company.

     Because of unpredictable variances in expenses and capital forecasts, crude oil and natural gas price changes, largely influenced and controlled by U.S. and foreign governmental actions, and the fact that the basis for such estimates vary significantly, management believes the usefulness of these projections is limited. Estimates of future net cash flows presented do not represent management's assessment of future profitability or future cash flow. Management's investment and operating decisions are based upon reserve estimates that include proved reserves, and upon different price and cost assumptions from those used here.

     It should be recognized that applying current costs and prices and a ten percent standard discount rate does not convey absolute value. The discounted amounts arrived at are only one measure of the value of proved reserves.

                            THE ZILKHA I PROPERTIES

                NOTES TO STATEMENTS OF OIL AND GAS REVENUES AND
                 DIRECT LEASE OPERATING EXPENSES -- (CONTINUED)
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
      AND THE PERIOD JANUARY 1, 1996 THROUGH FEBRUARY 29, 1996 (UNAUDITED)

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS
RELATING TO PROVED OIL AND GAS RESERVES:

                                                                        DECEMBER 31,
                                                            ------------------------------------
                                                              1993          1994          1995
                                                            --------      --------      --------
                                                                       (IN THOUSANDS)
Future cash inflows......................................   $ 35,459      $ 34,168      $ 26,655
Future development costs.................................    (28,600)      (11,891)       (2,947)
Future production costs..................................     (3,368)       (3,220)       (2,559)
                                                            --------      --------      --------
Future net cash inflows before income taxes..............      3,491        19,057        21,149
10% discount factor......................................       (425)       (2,320)       (2,574)
                                                            --------      --------      --------
Standardized measure of discounted future net cash
  inflows, before income taxes...........................   $  3,066      $ 16,737      $ 18,575
                                                            ========      ========      ========

CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES:

                                                                        DECEMBER 31,
                                                            ------------------------------------
                                                              1993          1994          1995
                                                            --------      --------      --------
                                                                       (IN THOUSANDS)
Standardized measure, beginning of year..................   $  1,666      $  3,066      $ 16,737
Changes in future development costs......................      1,917        16,709         8,944
Sales, net of production costs...........................       (323)       (1,143)       (6,851)
Accretion of discount....................................        167           307         1,674
Changes in production rates (timing) and other...........       (361)       (2,202)       (1,929)
                                                            --------      --------      --------
Standardized measure, end of year........................   $  3,066      $ 16,737      $ 18,575
                                                            ========      ========      ========

                          INDEPENDENT AUDITORS' REPORT

The Sole Director
Zilkha Energy Company:

     We have audited the accompanying statement of oil and gas revenues and direct lease operating expenses attributable to certain oil and gas properties (the Zilkha II Properties) to be acquired by American Exploration Company for the year ended December 31, 1995. This statement of oil and gas revenues and direct lease operating expenses is the responsibility of Zilkha Energy Company's management. Our responsibility is to express an opinion on this statement of oil and gas revenues and direct lease operating expenses based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of oil and gas revenues and direct lease operating expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of oil and gas revenues and direct lease operating expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of oil and gas revenues and direct lease operating expenses. We believe that our audit of the statement of oil and gas revenues and direct lease operating expenses provides a reasonable basis for our opinion.

     The accompanying statement was prepared as described in note 1 for the purpose of complying with certain rules and regulations of the Securities and Exchange Commission (SEC) for inclusion in certain SEC regulatory reports and filings and is not intended to be a complete financial presentation.

     In our opinion, the accompanying statement of oil and gas revenues and direct lease operating expenses presents fairly, in all material respects, the oil and gas revenues and direct lease operating expenses of the Zilkha II Properties for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

Houston, Texas
September 26, 1996

                            THE ZILKHA II PROPERTIES

                     STATEMENTS OF OIL AND GAS REVENUES AND
                        DIRECT LEASE OPERATING EXPENSES
              FOR THE YEAR ENDED DECEMBER 31, 1995 AND THE PERIOD
               JANUARY 1, 1996 THROUGH JUNE 30, 1996 (UNAUDITED)
                                 (IN THOUSANDS)

                                                                                    JANUARY 1,
                                                                        YEAR          1996
                                                                        ENDED        THROUGH
                                                                      DECEMBER 31,   JUNE 30,
                                                                        1995           1996
                                                                      ---------     ---------
                                                                                    (UNAUDITED)
Oil and gas revenues...............................................    $ 2,886       $ 1,538
Direct lease operating expenses....................................      1,265           545
                                                                       -------       -------
Oil and gas revenues in excess of direct lease operating
  expenses.........................................................    $ 1,621       $   993
                                                                       =======       =======

      See accompanying notes to the Statements of Oil and Gas Revenues and
                        Direct Lease Operating Expenses.

                            THE ZILKHA II PROPERTIES

                NOTES TO STATEMENTS OF OIL AND GAS REVENUES AND
                        DIRECT LEASE OPERATING EXPENSES

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     The accompanying statements present the oil and gas revenues and direct lease operating expenses of East Cameron 328 and High Island 116 (the Zilkha II Properties) to be acquired by American Exploration Company (the Company) from Zilkha Energy Company ("Zilkha"). The Zilkha II Properties are located in the Gulf of Mexico. High Island 116 did not begin producing until the third quarter of 1996, thus the statement of oil and gas revenues and direct lease operating expenses is comprised solely of the operations of East Cameron 328, which commenced production in March 1995.

     The statements of oil and gas revenues and direct lease operating expenses include only the oil and gas revenues and direct lease operating expenses attributable to the Zilkha II Properties to be acquired by the Company and are not intended to be a complete set of financial statements. Oil and gas revenues and direct lease operating expenses included herein are not necessarily representative of future operations.

     The accompanying statements of oil and gas revenues and direct lease operating expenses were derived from the historical accounting records. Direct lease operating expenses include payroll, lease and well repairs, maintenance and other direct operating expenses.

     In the opinion of management, the unaudited statement of oil and gas revenues and direct lease operating expenses for the period January 1, 1996 through June 30, 1996 includes all material adjustments, which consist only of normal recurring adjustments necessary for a fair presentation, and is not necessarily indicative of the results for the entire year.

  Omitted Historical Financial Information

     Full historical financial statements, including general and administrative expenses, interest expense and income tax expense, have not been presented historically because the above properties were not accounted for or operated as a separate division. Historical depletion expense has also not been included as the basis in the properties has been adjusted in the purchase price allocation; therefore, historical depletion will no longer be relevant.

  Gas Imbalances

     The sales method is used for accounting for gas imbalances. Under the sales method, gas revenues are recorded when received; no adjustment is made for any resulting imbalance position.

(2) CAPITAL EXPENDITURES (UNAUDITED)

     Development expenditures related to the Zilkha II Properties totaled approximately $4,478,000 and $2,367,000 for the year ended December 31, 1995 and the period January 1, 1996 through June 30, 1996, respectively.

(3) SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION (UNAUDITED)

  Oil and Gas Reserves

     The following table shows estimates of proved reserves, net of royalty interests, at December 31, 1995 to be acquired by the Company from Zilkha during September 1996. The information was compiled from reserve reports prepared by William M. Cobb & Associates, Inc., Independent Petroleum Engineering Consultants, as of January 1, 1996. Reserves for January 1, 1995 have been calculated by adjusting the January 1, 1996 amounts only for producing activities. Consequently, no revisions of previous estimates have been reflected. Management emphasizes that the volumes of reserves shown below are estimates, which, by their nature, are

                            THE ZILKHA II PROPERTIES

                NOTES TO STATEMENTS OF OIL AND GAS REVENUES AND
                 DIRECT LEASE OPERATING EXPENSES -- (CONTINUED)

subject to revision. The estimates are made using all available geological and reservoir data as well as production performance data. These estimates are reviewed semi-annually and revised, either upward or downward, as warranted by additional performance data. The properties are located offshore Texas and Louisiana.

  Estimated Quantities of Oil and Gas Reserves:

                                                              YEAR ENDED DECEMBER 31,
                                                                        1995
                                                             --------------------------
                                                                                 GAS
                                                             OIL (BBL)          (MCF)
                                                             ---------         --------
        Proved reserves:
          Beginning of year...............................   3,696,551          741,355
          Production......................................    (164,119)        (194,342)
                                                             ---------         --------
          End of year.....................................   3,532,432          547,013
                                                             =========         ========
        Proved developed reserves:
          Beginning of year...............................          --               --
          End of year.....................................     290,272          222,798
                                                             =========         ========

  Discounted Future Net Cash Flows

     Estimates of future net cash flows from proved reserves were made in accordance with Statement of Financial Accounting Standards No. 69, "Disclosures about Oil and Gas Producing Activities." The amounts are shown in the following table.

     Estimated future cash inflows are computed by applying year-end prices of oil and natural gas to year-end quantities of proved reserves. Future price changes are considered only to the extent provided by contractual arrangements. Estimated future development and production costs are determined by estimating the expenditures to be incurred in developing and producing the proved oil and gas reserves at the end of the year, based on year-end costs and assuming continuation of existing economic conditions.

     Historical supplemental oil and gas reserve information does not include estimated future income tax expenses as such amounts are not relevant or indicative of future taxes to be incurred by the Company.

     Because of unpredictable variances in expenses and capital forecasts, crude oil and natural gas price changes, largely influenced and controlled by U.S. and foreign governmental actions, and the fact that the basis for such estimates vary significantly, management believes the usefulness of these projections is limited. Estimates of future net cash flows presented do not represent management's assessment of future profitability or future cash flow. Management's investment and operating decisions are based upon reserve estimates that include proved reserves, and upon different price and cost assumptions from those used here.

     It should be recognized that applying current costs and prices and a ten percent standard discount rate does not convey absolute value. The discounted amounts arrived at are only one measure of the value of proved reserves.

                            THE ZILKHA II PROPERTIES

                NOTES TO STATEMENTS OF OIL AND GAS REVENUES AND
                 DIRECT LEASE OPERATING EXPENSES -- (CONTINUED)

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS
RELATING TO PROVED OIL AND GAS RESERVES:

                                                                                  DECEMBER 31,
                                                                                      1995
                                                                                  ------------
                                                                                  (IN THOUSANDS)
Future cash flows................................................................   $ 58,496
Future development costs.........................................................    (14,550)
Future production costs..........................................................    (13,327)
                                                                                    --------
Future net cash inflows before income taxes......................................     30,619
10% discount factor..............................................................     (7,357)
                                                                                    --------
Standardized measure of discounted future net cash inflows, before income
  taxes..........................................................................   $ 23,262
                                                                                    ========

CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES:

                                                                                  DECEMBER 31,
                                                                                      1995
                                                                                  ------------
                                                                                  (IN THOUSANDS)
Standardized measure, beginning of year..........................................   $ 21,092
Changes in estimated future development cost.....................................      4,478
Sales, net of production costs...................................................     (1,621)
Accretion of discount............................................................      2,109
Changes in production rates (timing) and other...................................     (2,796)
                                                                                    --------
Standardized measure, end of year................................................   $ 23,262
                                                                                    ========

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                                          PAGE
                                                          ----
                 Prospectus Summary....................
                 Risk Factors..........................
                 The Company...........................
                 Use of Proceeds.......................
                 Price Range of Common Stock and
                   Dividend Policy.....................
                 Capitalization........................
                 Pro Forma Condensed Consolidated
                   Financial Statements................
                 Selected Financial Data...............
                 Management's Discussion and Analysis
                   of Financial Condition and Results
                   of Operations.......................
                 Business..............................
                 Management............................
                 Security Ownership of Management and
                   Certain Beneficial Owners...........
                 Executive Compensation................
                 Certain Relationships and Related
                   Transactions........................
                 Description of Capital Stock..........
                 Underwriting..........................
                 Legal Matters.........................
                 Experts...............................
                 Available Information.................
                 Glossary of Certain Oil and Gas
                   Terms...............................
                 Index to Financial Statements.........    F-1

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------


- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                3,000,000 Shares

                                     [LOGO]

                              AMERICAN EXPLORATION

                                    COMPANY

                                  Common Stock

                         -----------------------------

                                   PROSPECTUS

                         -----------------------------

                       PRUDENTIAL SECURITIES INCORPORATED

                            DILLON, READ & CO. INC.

                           A.G. EDWARDS & SONS, INC.

                                            , 1996

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION (1)

                                                                             AMOUNT
                                                                             -------
        Securities and Exchange Commission filing fee......................  $14,574
        NASD filing fee....................................................    4,856
        American Stock Exchange additional listing fee.....................        *
        Fees and expenses of accountants...................................        *
        Fees and expenses of counsel.......................................        *
        Printing and engraving expenses....................................        *
        Blue sky fees and expenses.........................................        *
        Miscellaneous......................................................        *
                                                                             -------
                  Total....................................................  $     *
                                                                             =======

- ---------------

 *  To be provided by amendment.

(1) The amounts set forth above, except for the filing fees for the Securities and Exchange Commission, for the NASD and for the American Stock Exchange listing fee, are in each case estimated.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the DGCL gives corporations the power to indemnify officers and directors under certain circumstances. The Registrant's Bylaws contain provisions that provide for indemnification of certain persons (including officers and directors).

     Article IV of the Bylaws of the Registrant contains the following provisions:

     "Section 1. Indemnification Generally. Subject to the provisions of Section 3 of this Article IV, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful."

     "Section 2. Indemnification for Expenses Only. Subject to the provisions of
Section 3 of this Article IV, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with such action or suit, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Corporation and except that no indemnification shall be made in respect to any claim, issue, or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper."

     "Section 3. Determination. Any indemnification under Sections 1 and 2 of this Article IV (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, or agent is proper in the circumstances because he had met the applicable standard of conduct set forth in said Sections 1 and 2. Such determination shall be made (a) by the Board, by a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding, or (b) if such quorum is not obtainable, or even if obtainable and a quorum of disinterested directors so directs, by independent legal counsel (who may be counsel to the Corporation) in a written opinion, or
(c) by the stockholders."

     "Section 4. Successful Suit. If a director, officer, employee, or agent of the Corporation has been successful on the merits or otherwise as a party to any action, suit, or proceeding, referred to in Sections 1 and 2 of this Article IV, or with respect to any claim, issue or matter therein (to the extent that a portion of his expenses can be reasonably allocated thereto), he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith."

     "Section 5. Advance Payment. Expenses incurred in connection with a civil, criminal, administrative, or investigative action, suit, or proceeding, or threat thereof, shall be paid by the Corporation in advance of the final disposition of such action, suit, or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee, or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized in this Article IV."

     "Section 6. Insurance. By action of the Board, notwithstanding any interest of the directors in the action, to the full extent permitted by applicable law, the Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation, as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article IV or of Section 145 of the General Corporation Law of the State of Delaware."

     "Section 7. Definitions. For purposes of this Article IV, references to the "Corporation" shall include, in addition to the Corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger that, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees, and agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, or other enterprise, shall stand in the same position under the provisions of this Article IV with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Article IV, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Article IV."

     "Section 8. Other Rights. The indemnification provided pursuant to the provisions of this Article IV shall not be deemed exclusive of any other rights that those seeking indemnification may be entitled to under any other By-law, agreement, contract of insurance, statute, vote of stockholders, or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent of the Corporation, or has ceased to be a director, officer, employee, or agent of another corporation, partnership, joint venture, or other enterprise wherein such person was serving at the request of the Corporation, and shall inure to the benefit of the heirs, executors and administrators of such person."

     "Section 9. Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article IV shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification."

     In addition to the above recited provisions of the Registrant's Bylaws, the Registrant's stockholders, pursuant to Section 102(b)(7) of the DGCL, adopted a new Article SIXTH of the Registrant's Restated Certificate of Incorporation which has the effect of limiting or eliminating the potential monetary liability of the directors to the Registrant or its stockholders for breaches of a director's fiduciary duty of care. The text of Article SIXTH adopted pursuant to the aforementioned Section 102(b)(7) by the stockholders of the Registrant on September 8, 1986 is set out in full below:

        "SIXTH: No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director, provided that this provision shall not limit the liability of a Director (a) for any breach of the Director's duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the Delaware Corporation Law, or (d) for any transaction from which the Director derived an improper personal benefit. This Article does not limit the liability of a Director for any act or omission occurring prior to the date when this Article becomes effective."

     In addition, the Registrant maintains two primary and two excess insurance policies, which collectively provide insurance coverage in the amount of $10.0 million. The first primary and excess policies insure the Registrant's directors and officers against liability for their acts in such capacities collectively up to an aggregate of $6.0 million, subject to specified exclusions, including an exclusion with respect to liabilities arising out of the Registrant's acting as a general partner or joint venturer. The second primary and excess policies insure the Registrant and its directors, subject to specified deductibles and exclusions, against liability for their acts in connection with the Registrant acting as a general partner up to an aggregate of $4.0 million. Both of the primary policies are subject to common acts tie-in endorsements.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     The following relates to securities of the Company issued or sold within the past three years which were not registered under the Securities Act:

     On December 20, 1993 the Company issued in a private placement 800,000 depositary shares, each such depositary share representing a 1/200 interest in a share of $450 Cumulative Convertible Preferred Stock, Series C for an aggregate purchase price of $20 million less customary placement agent fees. Such issuance was exempt from the registration requirements of the Securities Act by virtue of
Section 4(2) thereof as a transaction not involving any public offering.

     In August 1994 the Company issued 150,000 shares of its Common Stock to Apache Corporation for an aggregate of $2.1 million. Such issuance was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof as a transaction not involving any public offering.

     In 1994 and 1995, the Company issued 4.6 million shares of Common Stock, in the aggregate, to a limited number of institutional investors in certain oil and gas programs, together with $40.1 million in cash consideration, in exchange for such investors' interests in the programs. Such issuances were exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof as transactions not involving any public offering.

     In June 1995 each outstanding share of Common Stock was reclassified into 1/10 of a share of Common Stock (the "Reverse Stock Split"). All share amounts reflected in the preceding paragraphs of this Item 15 concerning the issuance of Common Stock have been adjusted to reflect the Reverse Stock Split. The Reverse Stock Split was exempt from the registration requirements of the Securities Act as it did not involve a "sale" as defined in Section 2(3) of the Securities Act.

ITEM 15. EXHIBITS

        +1(a)         --  Form of Underwriting Agreement.
        *3(a)         --  Restated Certificate of Incorporation of American Exploration Company,
                          as supplemented by Certificate of Amendment to Restated Certificate of
                          Incorporation, effective June 13, 1995 (Form 10-K, December 31, 1995,
                          Exhibit 3(a)).
        *3(b)         --  Amended and Restated Bylaws of American Exploration Company (Form
                          10-K, December 31, 1995, Exhibit 3(b)).
        *4(a)         --  Rights Agreement, dated as of September 28, 1993, between American
                          Exploration Company and Society National Bank (Form 8-K, September 28,
                          1993, Exhibit 4), as supplemented by Amendment to Rights Agreement, dated as of August 3, 1994, between American Exploration Company and
                          Society National Bank (Form 8-K, August 31, 1994, Exhibit 4).
        *4(b)         --  Certificate of Designation of the $450 Cumulative Convertible
                          Preferred Stock, Series C, dated December 14, 1993 (Form S-3, January
                          4, 1994, Registration No. 33-51795, Exhibit 4.3), as supplemented by
                          Certificate of Correction to the Certificate of Designation of the
                          $450 Cumulative Convertible Preferred Stock, Series C, dated December
                          29, 1993 (Form S-3, January 4, 1994, Registration No. 33-51795,
                          Exhibit 4.4).
        *4(c)         --  Deposit Agreement, dated as of December 10, 1993, by and among
                          American Exploration Company, Harris Trust and Savings Bank and the
                          holders from time to time of Depositary Receipts (Form S-3, January 4,
                          1994, Registration No. 33-51795, Exhibit 4.5).
        *4(d)         --  Purchase Agreement, dated as of December 10, 1993, by and among
                          American Exploration Company and each of the purchasers referred to therein (Form S-3, January 4, 1994, Registration No. 33-51795, Exhibit
                          4.6).
        *4(e)         --  Registration Rights Agreement, dated as of December 17, 1993, by and among American Exploration Company and each of the purchasers referred to therein (Form S-3, January 4, 1994, Registration No. 33-51795,
                          Exhibit 4.7).
        *4(f)         --  Form of Stock Certificate representing shares of Convertible Preferred
                          Stock (Form 8-A, March 23, 1994, Exhibit 8).
        *4(g)         --  Form of Depositary Receipt representing Depositary Shares (Form 8-A,
                          March 23, 1994, Exhibit 9).
        +5            --  Opinion of Baker & Botts, L.L.P.
       *10(a)         --  American Exploration Company Stock Compensation Plan, effective
                          December 9, 1988 (Form S-8, September 21, 1989, Registration No.
                          31-31202, Exhibit 4(c)).
       *10(b)         --  American Exploration Company Amended and Restated 1978 Hershey Oil
                          Corporation Non-Qualified Equity Participation Plan (Form S-4, August
                          8, 1990, Registration No. 33-36268, Exhibit 10(ccc)).

       *10(c)         --  American Exploration Company Amended and Restated 1983 Stock Option
                          Plan of Hershey Oil Corporation (Form S-4, August 8, 1990,
                          Registration No. 33-36268, Exhibit 10(ddd)).
       *10(d)         --  American Exploration Company Amended and Restated 1988 Stock Option
                          Plan of Hershey Oil Corporation (Form S-4, August 8, 1990,
                          Registration No. 33-36268, Exhibit 10(eee)).
       *10(e)         --  Office Lease, dated December 12, 1990, between JMB/Houston Center
                          Partners Limited Partnership and American Exploration Company (Form
                          S-4, January 9, 1991, Registration No. 33-38546, Exhibit 10(kkk)).
       *10(f)         --  Master Exchange Agreement, dated as of February 1, 1991, between
                          American Exploration Company and Morgan Guaranty Trust Company of New
                          York (Form 10-Q, March 31, 1991, Exhibit 10(a)).
       *10(g)         --  Note Purchase Agreement, dated as of December 27, 1991, re:
                          $35,000,000 11% Senior Subordinated Notes due December 30, 2001 (Form
                          8-K, January 10, 1992, Exhibit 10(a)), as supplemented by the
                          Amendment to Note Purchase Agreement, dated as of February 16, 1993, by and among American Exploration Company (the "Company") and the parties named therein (Form 8-K, February 16, 1993, Exhibit 10(a)), as supplemented by letter agreement, dated March 22, 1993, by and among the Company and the parties named therein (Form 10-K, December 31,
                          1992, Exhibit 10(zz)), as supplemented by Second Amendment to Note
                          Purchase Agreement, dated as of September 30, 1993, by and among the
                          Company and the parties named therein (Form 10-Q, September 30, 1993,
                          Exhibit 10(c)), as supplemented by Third Amendment to Note Purchase
                          Agreement, dated as of March 18, 1994, by and among the Company and the parties named therein (Form 10-K, December 31, 1993, Exhibit
                          10(tt)), as supplemented by Fourth Amendment to Note Purchase
                          Agreement, dated as of April 28, 1994, by and among the Company and the parties named therein (Form 10-Q, March 31, 1994, Exhibit 10(c)), as supplemented by Fifth Amendment to Note Purchase Agreement, dated as of July 26, 1994, by and among the Company and the parties named therein (Form 10-Q, September 30, 1994, Exhibit 10(c)), as supplemented by Sixth Amendment to Note Purchase Agreement, dated as of September 12, 1996, by and among the Company and the parties named therein (Form 8-K, September 27, 1996, Exhibit 10(b)).
       *10(h)         --  Warrant Purchase Agreement and Form of Warrants, dated as of December
                          27, 1991 (Form 8-K, January 10, 1992, Exhibit 10(b)), as supplemented by Amendment No. 1 to Warrant Purchase Agreement, dated as of February
                          16, 1993, by and among American Exploration Company and the parties named therein (Form 8-K, February 16, 1993, Exhibit 10(b)), as supplemented by Amendment No. 2 to Warrant Purchase Agreement, dated as of September 12, 1996, (Form 8-K, September 27, 1996, Exhibit
                          10(c)).
       *10(i)         --  Employee Stock Ownership Trust of American Exploration Company, as
                          Amended and Restated Effective January 1, 1991 (Form 10-Q, June 30,
                          1992, Exhibit 10(b)).
       *10(j)         --  Stock Purchase Agreement, dated as of September 3, 1992, between
                          American Exploration Company and The Prudential Insurance Company of
                          America (Form 8-K, September 3, 1992, Exhibit 10(a)).
       *10(k)         --  Stock Purchase Warrant, dated as of September 3, 1992, between
                          American Exploration Company and The Prudential Insurance Company of
                          America (Form 8-K, September 3, 1992, Exhibit 10(b)).

       *10(l)         --  Registration Rights Agreement, dated as of September 3, 1992, between
                          American Exploration Company and The Prudential Insurance Company of
                          America (Form 8-K, September 3, 1992, Exhibit 10(c)).
       *10(m)         --  Sale of Securities Offer dated June 4, 1993 (Form 8-K, June 14, 1993,
                          Exhibit 10(a)).
       *10(n)         --  Phantom Stock Plan of American Exploration Company, effective
                          September 21, 1993 (Form 10-Q, September 30, 1993, Exhibit 10(b)).
       *10(o)         --  Agreement of Limited Partnership of Ancon Partnership Ltd., dated
                          December 10, 1993, by and between American Exploration Company and
                          NYLIFE Resources, Inc. (Form 10-K, December 31, 1993, Exhibit 10(rr)).
       *10(p)         --  Amended and Restated Credit Agreement, dated as of December 21, 1994, among American Exploration Company, the banks listed therein and
                          Morgan Guaranty Trust Company of New York, as agent, and Bank of
                          Montreal, as co-agent (Form 10-K, December 31, 1994, Exhibit 10(pp)).
       *10(q)         --  Amendment No. 1 to Amended and Restated Credit Agreement, dated as of
                          February 16, 1995, among American Exploration Company, the banks listed therein and Morgan Guaranty Trust Company of New York, as agent, and Bank of Montreal, as co-agent (Form 10-K, December 31,
                          1994, Exhibit 10(qq)).
       *10(r)         --  American Exploration Stock Compensation Plan, effective June 13, 1995
                          (Proxy Statement, May 10, 1995, Appendix A).
       *10(s)         --  Purchase and Sale Agreement, dated June 12, 1995, by and among
                          American Exploration Company and the partnerships identified on the signature pages hereof, collectively as Sellers, and Louis Dreyfus
                          Natural Gas Corp., as Purchaser (Form 10-Q, June 30, 1995, Exhibit
                          10(a)).
       *10(t)         --  Amendment No. 2 to Amended and Restated Credit Agreement, dated as of
                          May 2, 1995, among American Exploration Company, the banks listed therein and Morgan Guaranty Trust Company of New York, as agent, and
                          Bank of Montreal, as co-agent (Form 10-K, December 31, 1995, Exhibit
                          (bb)).
       *10(u)         --  Employee Stock Ownership Plan of American Exploration Company, as
                          Amended and Restated, effective November 30, 1995 (Form 10-K, December
                          31, 1995, Exhibit 10(cc)).
       *10(v)         --  Employee Agreement between American Exploration Company and Mark An-
                          drews, effective November 30, 1995 (Form 10-K, December 31, 1995, Ex-
                          hibit 10(d)).
       *10(w)         --  Severance Agreements between American Exploration Company and the executive officers of American Exploration Company, effective November
                          30, 1995 (Form 10-K, December 31, 1995, Exhibit 10(e)).
       *10(x)         --  Amendment No. 3 to Amended and Restated Credit Agreement, dated as of
                          January 19, 1996, among American Exploration Company, the banks listed therein and Morgan Guaranty Trust Company of New York, as agent, and
                          Bank of Montreal, as co-agent (Form 10-K, December 31, 1995, Exhibit
                          10(f)).
       *10(y)         --  Amendment No. 4 to Amended and Restated Credit Agreement, dated June
                          5, 1996, among American Exploration Company, the banks listed therein and Morgan Guaranty Trust Company of New York, as agent, and Bank of
                          Montreal, as co-agent (Form 10-Q, June 30, 1996, Exhibit 10(a)).
       *10(z)         --  Purchase and Sale Agreement, dated March 15, 1996, by and among
                          American Exploration Company and Dominion Resources, Inc.,
                          collectively as buyers, and a private company, as Seller. (Form 8-K,
                          March 15, 1996, Exhibit 10(a)).

       *10(aa)        --  Purchase and Sale Agreement, dated September 27, 1996, by and among
                          American Exploration Company and Zilkha Energy Company (Form 8-K,
                          September 27, 1996, 10(a)).
       *10(bb)        --  Amendment No. 5 to Amended and Restated Credit Agreement, dated as of
                          September 26, 1996, among American Exploration Company, the banks listed therein and Morgan Guaranty Trust Company of New York, as agent, and Bank of Montreal, as co-agent (Form 8-K, September 27,
                          1996, Exhibit 10(d)).
       *18            --  Letter from Arthur Andersen LLP, dated March 30, 1995, re: Change in
                          American Exploration Company's Accounting Policy Related to
                          Recognizing Impairment of Proved Oil and Gas Properties (Form 10-K,
                          December 31, 1994, Exhibit 18).
       *21            --  Subsidiaries of American Exploration Company (Form 10-K, December 31,
                          1995, Exhibit 21).
        23(a)         --  Consent of Arthur Andersen LLP.
        23(b)         --  Consent of KPMG Peat Marwick LLP.
        23(c)         --  Consent of KMPG Peat Marwick LLP.
       +23(d)         --  Consent of Baker & Botts, L.L.P. (contained in Exhibit 5).
       +23(e)         --  Consent of Netherland, Sewell & Associates, Inc.
        24            --  Powers of Attorney.

- ---------------

+ To be filed by amendment.
* Incorporated by reference as indicated.
NOTE: Copies of Exhibits may be obtained for 30 cents per page, prepaid, by writing to the Investor Relations Department.

ITEM 16. UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes that:

          (1) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF HOUSTON, STATE OF TEXAS, ON THE 27TH DAY OF SEPTEMBER, 1996.

                                          AMERICAN EXPLORATION COMPANY

                                          By:     /s/  MARK ANDREWS
                                               --------------------------------
                                                      (Mark Andrews)

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

                  SIGNATURE                                TITLE                     DATE
- ---------------------------------------------   ----------------------------  -------------------
           /s/  MARK ANDREWS                     Chairman of the Board and     September 27, 1996
- ---------------------------------------------     Chief Executive Officer
               (Mark Andrews)                       (Principal Executive
                                                          Officer)

           /s/  JOHN M. HOGAN                    Senior Vice President and     September 27, 1996
- ---------------------------------------------     Chief Financial Officer
               (John M. Hogan)                    (Principal Financial and
                                                    Accounting Officer)

                      *                                   Director             September 27, 1996
- ---------------------------------------------
           (Harry W. Colmery, Jr.)

                      *                                   Director             September 27, 1996
- ---------------------------------------------
          (Irvin K. Culpepper, Jr.)

                      *                                   Director             September 27, 1996
- ---------------------------------------------
            (Walter J.P. Curley)

                      *                                   Director             September 27, 1996
- ---------------------------------------------
              (Robert M. Danos)

                      *                                   Director             September 27, 1996
- ---------------------------------------------
            (Phillip Frost, M.D.)

                      *                                   Director             September 27, 1996
- ---------------------------------------------
              (Peter G. Gerry)

                      *                                   Director             September 27, 1996
- ---------------------------------------------
          (H. Phipps Hoffstot, III)

                      *                                   Director             September 27, 1996
- ---------------------------------------------
               (John H. Moore)

                  SIGNATURE                                TITLE                     DATE
- ---------------------------------------------   ----------------------------  -------------------
                          *                               Director             September 27, 1996
         ------------------------------
                (Peter P. Nitze)

        *By:      /s/  JOHN M. HOGAN                                           September 27, 1996
         ------------------------------
        (John M. Hogan, Attorney-in-Fact)

                               INDEX TO EXHIBITS

ITEM 15. EXHIBITS

        +1(a)         --  Form of Underwriting Agreement.
        *3(a)         --  Restated Certificate of Incorporation of American Exploration Company,
                          as supplemented by Certificate of Amendment to Restated Certificate of
                          Incorporation, effective June 13, 1995 (Form 10-K, December 31, 1995,
                          Exhibit 3(a)).
        *3(b)         --  Amended and Restated Bylaws of American Exploration Company (Form
                          10-K, December 31, 1995, Exhibit 3(b)).
        *4(a)         --  Rights Agreement, dated as of September 28, 1993, between American
                          Exploration Company and Society National Bank (Form 8-K, September 28,
                          1993, Exhibit 4), as supplemented by Amendment to Rights Agreement, dated as of August 3, 1994, between American Exploration Company and
                          Society National Bank (Form 8-K, August 31, 1994, Exhibit 4).
        *4(b)         --  Certificate of Designation of the $450 Cumulative Convertible
                          Preferred Stock, Series C, dated December 14, 1993 (Form S-3, January
                          4, 1994, Registration No. 33-51795, Exhibit 4.3), as supplemented by
                          Certificate of Correction to the Certificate of Designation of the
                          $450 Cumulative Convertible Preferred Stock, Series C, dated December
                          29, 1993 (Form S-3, January 4, 1994, Registration No. 33-51795,
                          Exhibit 4.4).
        *4(c)         --  Deposit Agreement, dated as of December 10, 1993, by and among
                          American Exploration Company, Harris Trust and Savings Bank and the
                          holders from time to time of Depositary Receipts (Form S-3, January 4,
                          1994, Registration No. 33-51795, Exhibit 4.5).
        *4(d)         --  Purchase Agreement, dated as of December 10, 1993, by and among
                          American Exploration Company and each of the purchasers referred to therein (Form S-3, January 4, 1994, Registration No. 33-51795, Exhibit
                          4.6).
        *4(e)         --  Registration Rights Agreement, dated as of December 17, 1993, by and among American Exploration Company and each of the purchasers referred to therein (Form S-3, January 4, 1994, Registration No. 33-51795,
                          Exhibit 4.7).
        *4(f)         --  Form of Stock Certificate representing shares of Convertible Preferred
                          Stock (Form 8-A, March 23, 1994, Exhibit 8).
        *4(g)         --  Form of Depositary Receipt representing Depositary Shares (Form 8-A,
                          March 23, 1994, Exhibit 9).
        +5            --  Opinion of Baker & Botts, L.L.P.
       *10(a)         --  American Exploration Company Stock Compensation Plan, effective
                          December 9, 1988 (Form S-8, September 21, 1989, Registration No.
                          31-31202, Exhibit 4(c)).
       *10(b)         --  American Exploration Company Amended and Restated 1978 Hershey Oil
                          Corporation Non-Qualified Equity Participation Plan (Form S-4, August
                          8, 1990, Registration No. 33-36268, Exhibit 10(ccc)).
       *10(c)         --  American Exploration Company Amended and Restated 1983 Stock Option
                          Plan of Hershey Oil Corporation (Form S-4, August 8, 1990,
                          Registration No. 33-36268, Exhibit 10(ddd)).
       *10(d)         --  American Exploration Company Amended and Restated 1988 Stock Option
                          Plan of Hershey Oil Corporation (Form S-4, August 8, 1990,
                          Registration No. 33-36268, Exhibit 10(eee)).

       *10(e)         --  Office Lease, dated December 12, 1990, between JMB/Houston Center
                          Partners Limited Partnership and American Exploration Company (Form
                          S-4, January 9, 1991, Registration No. 33-38546, Exhibit 10(kkk)).
       *10(f)         --  Master Exchange Agreement, dated as of February 1, 1991, between
                          American Exploration Company and Morgan Guaranty Trust Company of New
                          York (Form 10-Q, March 31, 1991, Exhibit 10(a)).
       *10(g)         --  Note Purchase Agreement, dated as of December 27, 1991, re:
                          $35,000,000 11% Senior Subordinated Notes due December 30, 2001 (Form
                          8-K, January 10, 1992, Exhibit 10(a)), as supplemented by the
                          Amendment to Note Purchase Agreement, dated as of February 16, 1993, by and among American Exploration Company (the "Company") and the parties named therein (Form 8-K, February 16, 1993, Exhibit 10(a)), as supplemented by letter agreement, dated March 22, 1993, by and among the Company and the parties named therein (Form 10-K, December 31,
                          1992, Exhibit 10(zz)), as supplemented by Second Amendment to Note
                          Purchase Agreement, dated as of September 30, 1993, by and among the
                          Company and the parties named therein (Form 10-Q, September 30, 1993,
                          Exhibit 10(c)), as supplemented by Third Amendment to Note Purchase
                          Agreement, dated as of March 18, 1994, by and among the Company and the parties named therein (Form 10-K, December 31, 1993, Exhibit
                          10(tt)), as supplemented by Fourth Amendment to Note Purchase
                          Agreement, dated as of April 28, 1994, by and among the Company and the parties named therein (Form 10-Q, March 31, 1994, Exhibit 10(c)), as supplemented by Fifth Amendment to Note Purchase Agreement, dated as of July 26, 1994, by and among the Company and the parties named therein (Form 10-Q, September 30, 1994, Exhibit 10(c)), as supplemented by Sixth Amendment to Note Purchase Agreement, dated as of September 12, 1996, by and among the Company and the parties named therein (Form 8-K, September 27, 1996, Exhibit 10(b)).
       *10(h)         --  Warrant Purchase Agreement and Form of Warrants, dated as of December
                          27, 1991 (Form 8-K, January 10, 1992, Exhibit 10(b)), as supplemented by Amendment No. 1 to Warrant Purchase Agreement, dated as of February
                          16, 1993, by and among American Exploration Company and the parties named therein (Form 8-K, February 16, 1993, Exhibit 10(b)), as supplemented by Amendment No. 2 to Warrant Purchase Agreement, dated as of September 12, 1996, (Form 8-K, September 27, 1996, Exhibit
                          10(c)).
       *10(i)         --  Employee Stock Ownership Trust of American Exploration Company, as
                          Amended and Restated Effective January 1, 1991 (Form 10-Q, June 30,
                          1992, Exhibit 10(b)).
       *10(j)         --  Stock Purchase Agreement, dated as of September 3, 1992, between
                          American Exploration Company and The Prudential Insurance Company of
                          America (Form 8-K, September 3, 1992, Exhibit 10(a)).
       *10(k)         --  Stock Purchase Warrant, dated as of September 3, 1992, between
                          American Exploration Company and The Prudential Insurance Company of
                          America (Form 8-K, September 3, 1992, Exhibit 10(b)).
       *10(l)         --  Registration Rights Agreement, dated as of September 3, 1992, between
                          American Exploration Company and The Prudential Insurance Company of
                          America (Form 8-K, September 3, 1992, Exhibit 10(c)).
       *10(m)         --  Sale of Securities Offer dated June 4, 1993 (Form 8-K, June 14, 1993,
                          Exhibit 10(a)).
       *10(n)         --  Phantom Stock Plan of American Exploration Company, effective
                          September 21, 1993 (Form 10-Q, September 30, 1993, Exhibit 10(b)).

       *10(o)         --  Agreement of Limited Partnership of Ancon Partnership Ltd., dated
                          December 10, 1993, by and between American Exploration Company and
                          NYLIFE Resources, Inc. (Form 10-K, December 31, 1993, Exhibit 10(rr)).
       *10(p)         --  Amended and Restated Credit Agreement, dated as of December 21, 1994, among American Exploration Company, the banks listed therein and
                          Morgan Guaranty Trust Company of New York, as agent, and Bank of
                          Montreal, as co-agent (Form 10-K, December 31, 1994, Exhibit 10(pp)).
       *10(q)         --  Amendment No. 1 to Amended and Restated Credit Agreement, dated as of
                          February 16, 1995, among American Exploration Company, the banks listed therein and Morgan Guaranty Trust Company of New York, as agent, and Bank of Montreal, as co-agent (Form 10-K, December 31,
                          1994, Exhibit 10(qq)).
       *10(r)         --  American Exploration Stock Compensation Plan, effective June 13, 1995
                          (Proxy Statement, May 10, 1995, Appendix A).
       *10(s)         --  Purchase and Sale Agreement, dated June 12, 1995, by and among
                          American Exploration Company and the partnerships identified on the signature pages hereof, collectively as Sellers, and Louis Dreyfus
                          Natural Gas Corp., as Purchaser (Form 10-Q, June 30, 1995, Exhibit
                          10(a)).
       *10(t)         --  Amendment No. 2 to Amended and Restated Credit Agreement, dated as of
                          May 2, 1995, among American Exploration Company, the banks listed therein and Morgan Guaranty Trust Company of New York, as agent, and
                          Bank of Montreal, as co-agent (Form 10-K, December 31, 1995, Exhibit
                          (bb)).
       *10(u)         --  Employee Stock Ownership Plan of American Exploration Company, as
                          Amended and Restated, effective November 30, 1995 (Form 10-K, December
                          31, 1995, Exhibit 10(cc)).
       *10(v)         --  Employee Agreement between American Exploration Company and Mark An-
                          drews, effective November 30, 1995 (Form 10-K, December 31, 1995, Ex-
                          hibit 10(d)).
       *10(w)         --  Severance Agreements between American Exploration Company and the executive officers of American Exploration Company, effective November
                          30, 1995 (Form 10-K, December 31, 1995, Exhibit 10(e)).
       *10(x)         --  Amendment No. 3 to Amended and Restated Credit Agreement, dated as of
                          January 19, 1996, among American Exploration Company, the banks listed therein and Morgan Guaranty Trust Company of New York, as agent, and
                          Bank of Montreal, as co-agent (Form 10-K, December 31, 1995, Exhibit
                          10(f)).
       *10(y)         --  Amendment No. 4 to Amended and Restated Credit Agreement, dated June
                          5, 1996, among American Exploration Company, the banks listed therein and Morgan Guaranty Trust Company of New York, as agent, and Bank of
                          Montreal, as co-agent (Form 10-Q, June 30, 1996, Exhibit 10(a)).
       *10(z)         --  Purchase and Sale Agreement, dated March 15, 1996, by and among
                          American Exploration Company and Dominion Resources, Inc.,
                          collectively as buyers, and a private company, as Seller. (Form 8-K,
                          March 15, 1996, Exhibit 10(a)).
       *10(aa)        --  Purchase and Sale Agreement, dated September 27, 1996, by and among
                          American Exploration Company and Zilkha Energy Company (Form 8-K,
                          September 27, 1996, 10(a)).

       *10(bb)        --  Amendment No. 5 to Amended and Restated Credit Agreement, dated as of
                          September 26, 1996, among American Exploration Company, the banks listed therein and Morgan Guaranty Trust Company of New York, as agent, and Bank of Montreal, as co-agent (Form 8-K, September 27,
                          1996, Exhibit 10(d)).
       *18            --  Letter from Arthur Andersen LLP, dated March 30, 1995, re: Change in
                          American Exploration Company's Accounting Policy Related to
                          Recognizing Impairment of Proved Oil and Gas Properties (Form 10-K,
                          December 31, 1994, Exhibit 18).
       *21            --  Subsidiaries of American Exploration Company (Form 10-K, December 31,
                          1995, Exhibit 21).
        23(a)         --  Consent of Arthur Andersen LLP.
        23(b)         --  Consent of KPMG Peat Marwick LLP.
        23(c)         --  Consent of KMPG Peat Marwick LLP.
       +23(d)         --  Consent of Baker & Botts, L.L.P. (contained in Exhibit 5).
       +23(e)         --  Consent of Netherland, Sewell & Associates, Inc.
        24            --  Powers of Attorney.

- ---------------

+ To be filed by amendment.
* Incorporated by reference as indicated.
NOTE: Copies of Exhibits may be obtained for 30 cents per page, prepaid, by writing to the Investor Relations Department.